SCHEDULE “K”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)
INFORMATION CONCERNING COPPERCO AFTER THE ARRANGEMENT

NOTICE TO READER	1
COMPANY PROFILE and PURPOSE OF THE ARRANGEMENT	1
CORPORATE STRUCTURE	1
DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS OF COPPERCO	2
DESCRIPTION OF MINERAL PROPERTy	4
FUNDS AVAILABLE	57
SELECTED FINANCIAL INFORMATION	58
DESCRIPTION OF SECURITIES	59
CONSOLIDATED CAPITALIZATION	60
DIVIDEND RECORD AND POLICY	61
OPTIONS TO PURCHASE SECURITIES	61
PRIOR SALES	62
ESCROWED SECURITIES	62
PRINCIPAL SHAREHOLDERS	62
DIRECTORS AND OFFICERS OF COPPERCO	63
EXECUTIVE COMPENSATION	65
PROPOSED COPPERCO STOCK OPTION PLAN	69
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF COPPERCO	72
LISTING APPLICATION	72
RISK FACTORS	72
PROMOTERS	78
LEGAL PROCEEDINGS	78
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	79
AUDITOR, REGISTRAR AND TRANSFER AGENT	79
MATERIAL CONTRACTS	79
OTHER MATERIAL FACTS	79

NOTICE TO READER
The following is a summary of the business of CopperCo, which will be renamed “Africo Resources Ltd.” after the Arrangement, and should be read together with the more detailed information and financial data and statements contained elsewhere in this Schedule and in the Circular.  Except where otherwise indicated herein, all of the disclosure in this Schedule is made on the basis that the Arrangement has been completed as described in the Circular.  All capitalized terms used in this Schedule and not defined herein have the meaning ascribed to them in the Circular.
Completion of the Arrangement is conditional upon Africo or CopperCo raising sufficient funds pursuant to the CopperCo/Africo Financing (as defined in the Circular) in order to meet its business objectives.
COMPANY PROFILE and PURPOSE OF THE ARRANGEMENT
CopperCo was incorporated under the CBCA on July 4, 2006, in order to take part in the Arrangement.  CopperCo has applied to be listed on the TSX.  Listing will be subject to CopperCo fulfilling all the original listing requirements of the TSX and there can be no assurance as to if, or when, CopperCo will be listed on the TSX.  Pursuant to the Arrangement, CopperCo will acquire the Rubicon Africo Shares and subsequently enter into a share exchange with the holders of the Remaining Africo Shares (see “The Arrangement”).  Upon completion of the Arrangement, Africo will be a wholly-owned subsidiary of CopperCo. The focus of Africo will remain the continued exploration and development of the Kalukundi copper/cobalt deposit, located in the Democratic Republic of the Congo (the “DRC”).  See “Information Concerning CopperCo After the Arrangement - Description of Mineral Property”.
Upon the implementation of the Arrangement, Rubicon will continue to hold its current Red Lake, Alaska and Nevada interests and Paragon will hold Rubicon’s current Newfoundland and Labrador and Nunavut gold and base metal assets.  CopperCo will be the sole shareholder of Africo and will indirectly hold the assets currently held by Africo.  As a result of the Arrangement, but prior to completion of the CopperCo/Africo Financing, the Rubicon Shareholders will directly hold 39.6% of the CopperCo Common Shares and the rest of the Africo Shareholders will own the remaining equity.  Except for the distribution pursuant to the CopperCo/Africo Financing, on a share-for-share basis, the Africo Shareholders will own the same number of shares and percentage interest in CopperCo that they currently own in Africo.
CORPORATE STRUCTURE
Name and Incorporation
CopperCo was incorporated under the CBCA on July 4, 2006.  Upon completion of the Arrangement, CopperCo will change its name to “Africo Resources Ltd.” and the current Africo will change its name to “Africo Resources (BC) Ltd.”.  CopperCo’s head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 and the registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.
Intercorporate Relationships
CopperCo currently has no subsidiaries.  Upon completion of the Arrangement, Africo will be a wholly-owned subsidiary of CopperCo and CopperCo will indirectly own the assets presently held by Africo.

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS OF COPPERCO
Three Year History
Rubicon
On September 17, 2003, Rubicon graduated to the TSX from the TSX-V.  In September 2004, the Rubicon Common Shares began trading on the AMEX.  On November 21, 2005, Rubicon announced that its directors approved a corporate reorganization in order to maximize shareholder value.  The reorganization would result in each of the three major asset groups currently owned by Rubicon forming the basis of its own public company.  Accordingly, CopperCo was incorporated on July 4, 2006.  As part of the reorganization, Rubicon will transfer to CopperCo the Rubicon Africo shares, in exchange for shares that will be distributed to the Rubicon Shareholders in accordance with the terms of the Arrangement.  CopperCo will also carry out a share exchange with the holders of the Remaining Africo Shares, as a result of which all existing Africo Shareholders will become shareholders of CopperCo immediately upon completion of the Arrangement.  Completion of the Arrangement is conditional upon Africo or CopperCo raising sufficient funds pursuant to the CopperCo/AfricoFinancing in order to meet its business objectives.
Africo
Africo was incorporated as “684657 B.C. Ltd.” under the British Columbia Company Act on January 7, 2004 and filed a Transition Application and Notice of Articles under the BCBCA on April 14, 2004.  It changed its name to “Africo Resources Ltd.” effective April 16, 2004.  Africo’s head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 and the registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.
On March 23, 2004, Africo entered into the H&J Agreement whereby Africo agreed to purchase all of the right, title and interest of the Sellers in all of the issued and outstanding H&J Shares owned by the Sellers (all as defined and more fully described below under “Material Property”), subsequent to which Africo has continued exploration and development work on the Kalukundi Property (see “Information Concerning CopperCo After the Arrangement - General Development” and “Description of Mineral Property”).
To date, Africo’s operations have been funded by the sale of Africo Shares to the current Africo Shareholders.
General Development
Upon completion of the Arrangement, CopperCo’s only material property will be the Kalukundi Property (hereinafter referred to as the “Kalukundi Property” or the “Kalukundi Project” - see “Information Concerning CopperCo After the Arrangement - Description of Mineral Property”).  There is no assurance that the Kalukundi Property will prove to be economic, or that CopperCo’s other properties will or will not prove to be economic, in the fullness of time.  CopperCo’s primary objective upon completion of the Arrangement will be to carry out the exploration and development programs recommended by the Kalukundi Report (as defined below).  In order for CopperCo to continue with the exploration and development programs and for Africo to fully exercise its option to acquire 100% of the H&J Shares as described below, CopperCo will be required to raise additional capital. The additional capital may come from future financings or through joint ventures or option agreements with one or more third parties.  There can be no assurance that CopperCo will be able to raise such additional capital if and when required. See “Information Concerning CopperCo After the Arrangement - Risk Factors” and Schedule “M” – Risk Factors.

Material Property
Upon completion of the Arrangement, the following agreements will govern CopperCo’s business and interests in the Kalukundi Property:
Contract (as amended) for the Establishment of a Company between La Générale des Carrières et des Mines (“GCM”) and The Enterprise H&J Swanepoel Famille Trust sprl (“H&J”) for the Mining of the Kalukundi Deposits dated February 2001 (the “Swanmines Agreement”)
GCM was the exclusive holder of the rights relating to the Kalukundi Property as more particularly described below.  Pursuant to the Swanmines Agreement, GCM and H&J set up a private limited liability company called Société d’exploitation des gisements de Kalukundi (hereinafter referred to as “Swanmines”), of which GCM was to own 45% of the outstanding share capital and H&J was to own 55% of such outstanding share capital.
GCM covenanted to transfer to Swanmines all its right, title and interest in the Kalukundi Property and to provide to Swanmines all data, information, registers and reports on the Kalukundi Property in its possession. GCM also committed to obtain all regulatory approvals in connection with the mining operations on the Kalukundi Property.
H&J covenanted to provide all necessary financing to Swanmines in connection with its exploitation and development of the Kalukundi Property, to finance a feasibility study on the Kalukundi Property, to commit all necessary funds to commence commercial production on the Kalukundi Property and to finance the building of a metallurgical processing plant following the recommendations of the feasibility study.
Swanmines covenanted to carry out all mining and exploration activities on the Kalukundi Property, undertake a feasibility study, mine the Kalukundi deposits and process the ore in plants according to the recommendations of the Feasibility Study (as herein defined) on condition that these recommendations are accepted by both parties to the Swanmines Agreement, and comply with technical mining standards. Further, Swanmines also covenanted to provide the parties to the Swanmines Agreement with a feasibility study within 24 months of the date of its establishment.  The feasibility study (the “FeasibilityStudy”) was completed by Africo and delivered to the parties pursuant to the Swanmines Agreement on May 18, 2006.  Africo has had prepared a technical report in accordance with NI 43-101 in respect of the Feasibility Study.  See “Information Concerning CopperCo After the Arrangement – Description of Mineral Property” below.
The Swanmines Agreement provides that the net profits from the Kalukundi Project will be allocated as to 60% to repay all loans incurred by Swanmines, and 40% to GCM and H&J according to their proportionate interests in Swanmines.  The Swanmines Agreement is in effect until the Kalukundi Property can no longer be mined or is terminated by mutual agreement of the parties.
The Swanmines Agreement was amended by subsequent amendments, the total effect of which was to reduce the interest of GCM in Swanmines to 25% and increase the interest of H&J to 75%.  The amendments also extended the time for Swanmines to present the Feasibility Study to the parties to 24 months from the last amendment dated May 18, 2004, and provided that Swanmines would pay a royalty of 2.5% on its gross turnover to GCM (a portion of which GCM could require to be paid in advance).
Memorandum of Agreement among Lymnokyknos Holdings Ltd. and Hasita s.a. (together, the “Sellers”) and Africo dated March 23, 2004 (the “H&J Agreement”)
The H&J Agreement provides that the Sellers will transfer all their right, title and interest in all of the issued and outstanding share capital of H&J (the “H&J Shares”) owned by the Sellers. The purchase price for the H&J Shares is US$2,275,000, of which US$1,025,000 has been advanced as at the date hereof.

As at the date of the Circular to which this Schedule is annexed, Africo has made the necessary payments under the H&J Agreement to earn a 48% interest in H&J (subject to the resolution of the dispute with Lymnokyknos Holdings Ltd., see “Information Concerning CopperCo after the Arrangement – Risk Factors” and “Legal Proceedings”), which in turn has a 75% interest in the shares of Swanmines, the holder of the exploitation permits for the Kalukundi Property.  Africo is in the process of raising funds and intends to make the remaining payments under the H&J Agreement in order to earn a 100% interest in H&J as soon as practicable.
DESCRIPTION OF MINERAL PROPERTY
Upon completion of the Arrangement, the only material property of CopperCo will be the Kalukundi Property.  The following description with respect to the Kalukundi Property is derived from a technical report on the Kalukundi Property dated June 2006 (the “Kalukundi Report”) written by John Hearne, BEng., MBA, MAusIMM, and Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM, both principal consultants with RSG Global, who was retained by Africo to prepare a technical report compliant with NI 43-101.  Both Mr. Hearne and Dr. Verbeek are a “Qualified Person” and considered “independent” as both those terms are defined in NI 43-101.  Mr. Hearne, the primary author of the Kalukundi Report, was responsible for the preparation of sections 1 to 5, 17.8, 18, 19, 20, 21 and 23 of the Kalukundi Report and, in addition to supervising the preparation of the Kalukundi Report, directed the work pertaining to the mineral reserve estimates.  Mr. Hearne has not visited the Kalukundi Property.  Dr. Verbeek was the Qualified Person responsible for the preparation of sections 6 to 15 and 17 (17.1 to 17.7) of the Kalukundi Report and has visited the Kalukundi Property on a number of separate visits throughout 2004, 2005 and 2006.  Preparation of the Kalukundi Report relied on additional Qualified Person support from five other individuals, as identified in Section 2.2 of the Kalukundi Report.  The full text of the Kalukundi Report is available for review at Africo’s or Rubicon’s office at Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, and may also be accessed by the reader of this Circular on the SEDAR website at www.sedar.com under Rubicon’s issuer profile.
Property Description and Location
Project Location
The Kalukundi Project is located within the Kolwezi District of Katanga Province in the south-east of the DRC, 60km to the east of Kolwezi and just 4km to the north of the road  between Likasi and Kolwezi (see Figures 4.1_1 & 4.1_2 of the Kalukundi Report). The distance by road to the capital of the Katanga Province, Lubumbashi, is 270km. The project is only 15km by road from the Tenke Project and 25km from Fungurume. The mining centre of Likasi is 160km from Kalukundi.
The Kalukundi Project area is located just to the north of the main road between Likasi and Kolwezi. The village of Kisankala is situated close to the Principal and North Fragments of the Kalukundi deposit. Until November 2004, this village housed approximately 3,000 informal or artisan miners and their dependants. Most of these workers left once Swanmines stopped all illegal artisan mining on the property. It appears that although limited artisan mining continues in the surrounding areas, the issue of tenure with regards to these miners has been resolved.
Tenements
The Kalukundi Project is secured under an Exploitation or Mining License, PE591, which was issued on 11 October 2001 for a term of 20 years. The tenement is 19.5km2 in extent, consisting of 23 carrés or blocks. The boundaries of the project have been surveyed and are marked with six boundary beacons.
The beacons were surveyed by Robert John McGaw, a qualified surveyor from Zimbabwe, using differential GPS-based survey instrument. The six mining lease corner beacons were correlated to first order government topographic survey beacons. The corner beacons were concreted in and certified as being correct by the Mining Dept (Kolwezi) and the Topographic Dept (Kinshasa).

Ownership
The exploitation permit, Permis d’exploitation, No 591 (Mining License) for Kalukundi is held by the Swanmines Joint Venture (Swanmines) and the ownership of Swanmines is shared between H & J Family trust (75%) and Gécamines (25%). Africo currently holds a 48% interest in H & J Family Trust and has the option to increase this holding to 100%.  Rubicon holds a 39.6% interest in Africo.  The ownership of the Kalukundi Project is shown in Figure 4.3_1 of the Kalukundi Report.
Tenement Status
The Kalukundi permit was originally issued on 11 October 2002 as permit C242 with an approximate area of 15.5km2 inside a five point polygon. With the implementation of the new Mining Code, the boundaries were moved in 2003 to coincide with the co-ordinates of the national topographic cadastral grid. This resulted in the concession area being increased to 19.5km2 within a six pointed polygon. The Certificat d’exploitation for the revised area was signed on January 28 2004. Annual rental fees of $5.00/hectare are payable to the Government of the DRC amounting to $9.769.64/year. The rental payable in terms of the Mining Code has been fully paid to date. The payment for 2006 was due by the end of March 2006 and has been paid.
Thus far, over $9M has been committed to the project. This permit entitles the company to commence mining activities, subject to relevant DRC mining legislation.
Royalties and Agreements
Once production begins, the owners will be required to pay royalties to the DRC Government in accordance with current mining legislation which imposes a royalty tax payable on the sale of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals. Thus Africo will be committed to payment of a 2% royalty on gross sales to the government.
In accordance with an agreement with Gécamines, a 2.5% royalty on gross sales is payable by the owners of Swanmines to Gécamines.
Environmental Liabilities
The proposed mine will be developed in an area covered largely by natural forest. There are extensive trenches and artisan workings covering the area, but most will likely be removed by mining.
Provisional costs for mine reclamation and post-closure environmental monitoring have been included in the Project financial modeling.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Project Access
Access to the project is either by road through Zambia, via Lumbumbashi (270km) and Likasi, or from Kolwezi (60km).
The road between the Zambian/DRC border post at Kasumbula and Lubumbashi is tarred and has recently been rehabilitated but experiences heavy trucking traffic and unless it is appropriately maintained will deteriorate rapidly over the next few years. The road from Lubumbashi to Likasi is good by DRC standards, but potholes are numerous. The road was repaired during the second half of 2005 and this improved its condition substantially.  The contract to reconstruct this road completely has been awarded and work has commenced on the section nearest to Lubumbashi. The road between Likasi and Kolwezi is in extremely poor condition. The trip from the Project to Lubumbashi takes about six hours of hard driving in small four wheel drive vehicles. Transporting heavy equipment can take a number of days.

An electrified railway line passes some 4km south of the project, linking Lubumbashi and Kolwezi. The line is currently poorly maintained and a limited goods and passenger service operates on trains running intermittently in either direction and the Luilu plant at Kolwezi is serviced on a twice weekly basis.  There is an international airport at Lumbumbashi, and a local airport at Kolwezi.
Physiography
The north-central DRC is a large plateau at about 300m amsl (above mean sea level) and is drained by the Congo River. The country becomes more mountainous in the east in the vicinity of the East African Rift Valley.
The area surrounding the project is relatively flat to undulating, with occasional low ridges of resistant rock. The concession area slopes gently towards the Kisankala Spring situated in the centre of the Kalukundi Property. Outcrops of silicified Katangan stratigraphy form conspicuous low hills, which rise about 20m to 30m above the surrounding plains. These hills are characterised by the lack of large trees, which results from copper toxicity in the soils (copper clearings). The silicified nature of some lithologies further inhibits growth of large trees. These low ridges often represent prospective stratigraphy. Most of the area between the mineralised fragments consists of flat-lying terrain underlain by shales and conglomerates belonging to the Lower Kundelungu Group, covered by a few meters of soil and/or saprolite. Some patchy laterite pavements occur along the banks of the Kisankala River and near the eastern property boundary.
Four ridges in the Kalukundi area are underlain by fragments of mineralised stratigraphy and are the focus of the Kalukundi Report. From southwest to northeast these are:-
·          Principal:             Largely continuous stratigraphy with a steep north-easterly dip. Offset on steeply dipping north-easterly striking cross faults.
·          Anticline:            Isoclinally folded zone of generally steeply dipping stratigraphy with a north-westerly verging and steeply plunging closure.
·          Kalukundi:          Largely continuous south-easterly dipping footwall zone with discontinuous structural repetition in the hangingwall.
·          Kii:                       Largely continuous but structurally overturned south-easterly dipping stratigraphy.
There are other mineralised fragments within the Kalukundi project area. It is likely that these will be evaluated at some stage, and surface portions of some of these fragments have already been exploited by local artisan workers. Only the above mentioned four fragments are incorporated in the Kalukundi Report.
The area is generally forested by natural forest, known as Miombo Woodland with occasional clearings for largely subsistence agriculture. This woodland extends from Angola in the west to Zambia in the south and Tanzania in the east. The ecology is characterised by broadleaf deciduous woodland (10 to 20m in height) and savannas interspersed with grassland over the mineralised fragments.
Deforestation close to the roads and towns is advanced and charcoal burning is common.
Groundwater level has been measured at approximately 40m below the surface at Kalukundi. There are two perennial springs at Kisankala and Kii, fed by fracture-borne water from the dolomitic formations.

Climate
Congo has a mild climate throughout the year, with typically heavy summer rains. During the rainy season, water-logging contributes significantly to the rapid degradation of roads.  The climate is tropical. It is typically hot and humid in the equatorial river basin, cooler and drier in southern highlands and cooler and wetter in eastern highlands. South of Equator, the wet season is November to March and the dry season is April to October.
There are three main weather stations with reliable historical meteorological data located around the Kalukundi project area. In the southern parts of the DRC the annual average rainfall varies between 1,220 and 1,320mm with double maxima in December and March.  Between December and April most field work is restricted to areas served by good roads, effectively limiting exploration. The temperature for summer is between 18ºC and 32ºC and in winter varies between and 4ºC and 25ºC. The prevailing wind direction during most of the year is from the east-southeast. Average wind speeds vary from a low of 1.6m/sec in February to a high of 3.4m/sec in September. Maximum gusts range from about 22m/sec in the dry winter months up to 30m/sec in the wet summer months. Thunderstorms during the summer are generally associated with west-north-westerly winds.
In the immediate vicinity of the Kalukundi project area, Miombo woodland dominates and there are no dambos (small wetlands in shallow depressions), but a few small areas along the Kisankala stream become waterlogged in the wet season. Local subsistence agriculture utilises these limited areas for cultivation. The Kalukundi license is located on gently undulating topography with a mean elevation of 1400m amsl.
Malaria is endemic to the area.
Local Infrastructure and Services
Relatively undisturbed Miombo woodland covers the permit with little agricultural activities undertaken. Main crops grown are maize and cassava.
The closest town is Kolwezi, and although there are numerous villages surrounding the project, these have extremely poor or no infrastructure.
Kisankala Village is located at the centre of the permit. Kisanfu is the nearest village to Kisankala and is located 7km to the south with more permanent housing and infrastructure.  A census was carried out in January 2005 and the population of Kisankala Village was 1,064 people. The census was updated in January 2006 and there were 2,361 people living in Kisankala Village. Most of the housing in the village comprises temporary wood structures.
There is a clinic in Kisanfu (7km) and hospitals can be found in Kolwezi (50km) and Likasi (100km). There are three primary schools in Kisanfu. The disused railway station is the location of the third school. Secondary and tertiary education facilities can be accessed in Kolwezi, Likasi or Lubumbashi.
The electrified SNCC Kolwezi-Likasi railway passes 2km south of the southern boundary of PE 591. The nearest station is Kisanfu. The railway line is in use and is currently in good condition. Trains for a passenger service run intermittently and the Luilu plant at Kolwezi is serviced on a twice weekly basis.
Telephonic communication to the site was initially via satellite telephone, but recently the cellular telephone network was extended in March 2005 such that intermittent coverage could be obtained on elevated portions of the site. Currently, fair coverage is obtained over much of the site and along the main road as well.
Although there is no current connection, the national power grid carrying hydroelectric power from the Congo River scheme passes close to the south of the project.

Despite having high rainfall, the country experiences water shortages in towns due to poorly maintained infrastructure. The main local water resources within the Kalukundi concession area consist of two small springs, called Kii and Kisankala. Additional water for mining purposes could be obtained from the Lualaba River dam, 24km to the west. It is anticipated that pit de-watering boreholes will contribute to mining and process water requirements.
Because of the state of the access roads, rail and power links and although the mining lease is not far from established towns in terms of distance, it is essentially a remote site in terms of infrastructure.
History
General
The Zambian and Congolese copper belts host some of the world’s most continuous, largest and richest sediment hosted copper and cobalt deposits known. The oxide zones of many of the deposits currently being mined and explored were exploited by indigenous artisan workers long before the first wave of explorers and colonisation reached the southcentral African interior in the 1880’s. Early copper mining started in the Belgian Congo soon after the turn of the century. A rail link was constructed from Victoria Falls through Zambia to Lubumbashi in late 1910. A smelter was built at Lubumbashi under the management of Union Miniere and copper production from Kolwezi, Kakanda and Kambove started to increase. Kansanshi, Bwana Mukuba and Nkana are good examples of copper deposits with an ancient history of exploitation in Zambia.
Modern mining has been focused on exploiting these deposits for over the last 100 years.  The DRC copper belt saw the steady increase in copper and cobalt production through to the copper boom of the late 1980’s. However, a period of political turbulence followed the independence of the Congo from Belgium in 1967 and the destructive reign of Mobutu Sese Seko. The operations of Union Miniere continued through to independence, but then fell under the new para-statal organisation called Gécamines. At this stage, production had reached a peak of 500,000t of copper metal and 30,000t of cobalt metal. For a while, production continued at a steady pace, but soon began to decline and by the early 1990’s.
The large pits and tailings facilities bear witness to the fact that this area was once an important force in global copper and cobalt production. Since independence however, a steady decline in mining activities has occurred. Following the rise of African Nationalism in the DRC and Zambia, and subsequent independence from colonial powers, mining operations in Zambia were nationalised in 1970. After nationalisation and leading up to the late 20th century, the mines in the sub-region declined in profitability, and exploration was sidelined. Around the end of this period, privatisation was initiated, and revitalisation of the industry ensued.
In the DRC, informal mining is still largely carried out by artisan workers or semi formal mining operations for cobalt and processing occurs in basic washing plants and other decaying infrastructure.
Most formal mining activities in the DRC have, until recently, been undertaken by Stateowned Gécamines in the copper belt and OKIMO (gold mining operations). Recently however, mining has suffered from a lack of capital investment, particularly after the security situation deteriorated in 1990, and most operations have ceased or are operating at restricted capacity. Currently, metal production is estimated at less than 10% of previous levels. It is estimated that Gécamines produced approximately 500Ktpa of copper during the mid 1980’s. Copper production in 1996 was approximately 30Kt, and this level of production has been maintained and only slightly exceeded in recent years.
Gécamines have been actively attempting to improve rapidly declining copper and cobalt production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms. Political change in January 2001 has led to increasing levels of confidence in the return of political stability to the region. This in turn has led to increased interest from international mining companies that have started to acquire mining interests in the Copperbelt. These include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi Tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda Tailings) and American Mineral Fields (Kolwezi Tailings). Only the Anvil operations, at Dikulushi have flourished and constitute the first significant new mining and processing operation in the DRC in recent times. <?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />Operations at Lonshi are restricted to mining activities only, with the ore being trucked across the border to a processing facility at Bwana Makubwa. Similarly a barge is used to transport Dikulushi ore across Lake Bengwelu.

The President of the DRC, Joseph Kabila, is widely supported by the international community, and financial assistance from the World Bank and the IMF has been recently forthcoming for the first time in over a decade. The DRC is currently more stable than it has been for many years, and it is hoped that stability will bring development and general prosperity to the country. Infrastructure rehabilitation is underway, and large investments have been made in telecommunications development. Renewed interest in mining investments is also evident, especially in the south-eastern portion of Katanga where the province has been relatively unaffected by various armed conflicts that have plagued the north-eastern border region, where mining and exploration for gold is still expanding.
The existence of mineralised fragments of Roan stratigraphy in the Kalukundi area has been known since 1916. The focus during that time, however, was on the huge tonnages available in the larger deposits of the Zambian and DRC copper belts.
Exploration by Previous Owners
The southern portion of the DRC was first prospected on a systematic basis by Tanganyika Concessions Limited just prior to the end of the 19th Century. As exploration moved into active production of copper (and minor tin) a new company, Union Miniere du Haut Katanga (UMHK) was formed in July 1906 to oversee the development and operation of the mines.  In addition to the early exploration for copper, cobalt and gold, exploration also focussed on iron and pyrite in the Kasonta area, and graphite and pyrite in the Mwashia units that surround the “mega-breccia” zone. As a result of their systematic evaluation work most of the major and many minor copper occurrences had been discovered by 1916.
UMHK also prospected the low lying ground between the topographically obvious, and outcropping Lower Roan rafts. This prospecting was carried out mainly through pitting and some “electrical” ground geophysics.
Exploration work in the vicinity of Kalukundi between 1927 and 1987 consisted largely of detailed surface mapping and excavation, mapping and sampling of pits and trenches and the ‘manual’ drilling of shallow exploratory holes for mapping purposes.
Active exploration has been carried out by three main companies, Gécamines, JCI and Swanmines since about 1986 which has resulted in the definition of stratigraphy and mineralised areas.
Gécamines completed eight diamond drillholes between 1986 and 1987, along with extensive trenching and pitting and geological mapping. These were intermediate to deep holes to 600m, focused on determining the continuity of the copper ore geology at depth.
In late 2001 and early 2002, Geo-Consult, on behalf of JCI drilled twelve boreholes totaling 1,440m, along with further geological mapping and interpretation. Geo-Consult assayed all their drillholes for Cu and Co. In addition they analysed 1/3 of the drillholes for Au, Ag, Ca, Mg, Ni, Fe, Mn, S, Si and P, and determined bulk densities for the mineralised zones. The JCI exploration work is detailed in a report by Geo-Consult in July 2002.
In August 2002, a metallurgical assessment was carried out by Mr. M.J. Boylett to evaluate the possibility of using local plant facilities to process Kalukundi oxide ores and thereby reduce the burden of capital costs. Numerous options were considered for leaching and flotation of the ores to produce various products.

In September 2002, a preliminary financial analysis was done by JCI investigating alternative production rates and processing routes.
At this stage, Swanmines negotiated the rights to the Kalukundi property thus taking over from JCI. The permis de research was converted to a permis de exploitation, and funds were secured to commence a resource evaluation and feasibility study in May 2004.
Historical Resources
Drillhole sampling by JCI/Geo-Consult and Gécamines correlated well. Average total Co grades of 0.66% Co (JCI) compared well with the 0.6% Co quoted by Gécamines.  Gécamines also reported a mean Cu grade of approximately 4% Cu for their Upper and Lower Ore Zones. This corresponded to the JCI average of 3.03% Cu. The JCI figure, however, includes low grade material that was excluded by Gécamines.
Mineral ‘reserves’ reported by Gécamines in January 1998 are reproduced in Table 6.3_1 of the Kalukundi Report. Gécamines reported the ‘reserve’ as ‘Probables’ and ‘Possibles’ which JCI (2001) correlated to Indicated and Inferred Resources in terms of JORC and SAMREC. The details of the above resource are however uncertain. Tonnage and grade from which the resource was derived were not reported, only total contained metal.
RSG Global believes that these estimates could have been considered inferred if JORC/SAMREC codes had been appropriately applied and grade and tonnage had been tabulated, based on the limited data available and deficiencies in the data quality, particularly the core recovery achieved during drilling. Furthermore, there is no documentation regarding the calculation of the estimate. Although not 43-101 compliant, these historical resource figures have been provided for background information purposes.
In an attempt to obtain a better estimate, JCI (2001) estimated the mineral resource based on width and grade data, strike and a nominal 100m depth, a sectional polygonal type estimate. The estimate was constrained by a basic spreadsheet type optimisation process to produce a ‘reserve’ as reproduced in Table 6.3_2 of the Kalukundi Report. A 5% geological loss and 5% dilution at zero grade is incorporated in the JCI estimate. This is a mixture of resource and reserve terminology, but JCI (2001) made no attempt to classify their estimate in terms of JORC or SAMREC.
In February 2004, SRK undertook a limited due diligence assessment of the JCI geological and ore resource reports, and recommended an Inferred Resource classification.  RSG Global concurs with this classification.
Table 6.3_4 of the Kalukundi Report provides a summary of the Geo-Consult resources in a comparable format to the current resources, reported in Section 17, 0% internal Cu and Co cutoff, but based on a nominal external cutoff of 0.5% total Cu.
Historical Production
Historical production from the Kalukundi deposit occurred during two phases:-
·         Informal mining by artisan workers.
·         Limited surface mining by Swanmines on fragments not included in this review.
Production records from the former can at best be estimated, but largely constitute Heterogenite or cobalt mined manually from relatively narrow excavations to depths of up to about 20m below surface. The artisan excavations were never surveyed and are not safe to work in. Some of these workings have since been backfilled.

An attempt was made to produce heterogenite from the Kesho Fragment, formerly known as C5 East. A washing plant was established on the site, but washing of a limited amount of material was unsuccessful and the operation was abandoned. No production records for the latter were retained due to the small amount of material used in the plant as testwork.  The plant has since been dismantled and removed from the site. The Kesho Fragment does not form part of this ITR.
An estimate of material extracted from these fragments is about 200,000t comprising:-
·         Principal                                         127,500t;
·         Anticline                                        40,000t;
·         Kalukundi                                      9,500t,
·         Kii                                                   14,500t; and
·         Kesho                                            9,000t.
Rough wireframes have been built of the depletion zones and these have been depleted from current models for Principal, Kalukundi and Kii. The depletion at Anticline is negligible.
Geological Setting
Regional Setting
Base metal mineralisation in the Zambian and DRC copper belt provinces is hosted by sedimentary rocks of the Neo-Proterozoic Katangan Sequence, developed within the Lufilian Arc. This copper belt extends over 600km from Luanshya (Zambia) in the southeast and to Kolwezi in the Democratic Republic of the Congo (DRC) in the northwest.
The Katangan Supergroup rocks are up to 7,000m thick and are underlain by basement granite, intermediate metavolcanic and metasedimentary rocks dated at ~1,800Ma to 2,000Ma. The sediments represent a facies continuum of proximal to intermediate and distal dolomitic mudstones, sandstones and algal reef fragments.
The Katangan Supergroup is subdivided into Roan, Lower and Upper Kundelungu Groups, separated respectively by the Grand and the Petit Conglomerat diamictite marker units.  Mineralisation at Kalukundi occurs within the Mines Sequence (or Series des Mines) which is correlated to Lower Roan rocks elsewhere in the Lufilian arc.
The Lufilian Arc forms part of a network of supracrustal belts in Africa (Pan-African) and South America that are host to important metallogenic provinces e.g. Katangan (DRC), Zambian copper belt, Kabwe Zn/Pb/Ag terrane (Zambia), Otavi Mountain Land Cu/Zn/Pb (Namibia), Gariep Belt Zn/Pb (Namibia) and the São Francisco craton Zn/Pb deposits (Brazil).
Generalised stratigraphy for the copper belts is shown in Figure 7.1_1 of the Kalukundi Report.  The maximum age of the Katangan sedimentation is constrained by U-Pb dates on zircons from the Nchanga granite at 877+/-11Ma. Extensive rifting occurred at around this time. It is generally accepted that the deposition of the supracrustals occurred during the rift phase of the Katangan Sequence in Zambia and DRC.
The development of isolated, structurally bounded basins comprising half grabens/graben structures controlled initial sedimentation in the lowermost portion of the Katangan Sequence, the Roan Group. The configuration of the basin margin is especially important and controlled the development of thick wedges of clastic sediments in the basal sequences. Growth faults controlled prolonged and variable sedimentation into the basins.  This resulted in the development of predominantly arenaceous and argillaceous rocks, with relatively thin interbeds of rudaceous material. Facies change occurs between the Zambian and DRC Roan group rocks, with argillaceous and carbonaceous rocks predominating in the DRC.

The development of the ‘ore shale’ unit marks the first major marine transgression in the Zambian copper belt, and in the DRC this transgression also resulted in laterally extensive shallow marine sedimentation in the Series Des Mines. This provides an important marker that can be traced throughout the copper belts.
The extensive flat-lying plains surrounding the Roan ridges in the DRC are ubiquitously underlain by Lower Kundelungu rocks although these are not exposed on surface at Kalukundi because of deep soils and thick vegetation. Lower Kundelungu sequence rocks were also not intersected by boreholes drilled on the Kalukundi project, but were intersected by condemnation boreholes drilled below potential waste dump and plant areas.  These confirm the presence of Kundulungu stratigraphy as shown on maps compiled by Gécamines and other regional studies. The Lower Kundelungu stratigraphy consists of a basal conglomerate overlain by sandstones and shales.
While the Katangan Supergroup sediments in Zambia are deformed by a series of open folds, in the DRC the Katangan Supergroup is preserved both as tightly folded, but relatively intact sequences and as complexly deformed, locally continuous but structurally dismembered ‘rafts’ of lower Roan strata (Series Des Mines) within a ‘mega breccia’ or melange that contains abundant evaporite minerals. The mega-breccia forms a kiteshaped wedge elongated parallel and adjacent to a major northwest trending lineament.  Interpretations based on Landsat and aerial photographs suggest that this structure may represent an original Katanga basin edge fault.
The structure of the Katangan Sequence in Zambia is considered to be the result of compression during basin closure, however in the DRC it is probably the result of decoullement at the northern margin of the basin and northward thrusting of the Katangan Supergroup over basement lithologies (granites and gneisses) and other, higher, Katangan Supergroup stratigraphy. The mega breccia is probably of tectonic origin, but focussed on incompetent chemical sediments.
Metamorphic grade increases southwards but within the Kalukundi area very low-grade chlorite facies metamorphism is evident.
Local Geology
The Roan stratigraphy preserved in the Kalukundi area belongs to the Series Des Mines (correlated to Lower Roan in Zambia) and occurs as isolated allochthonous outliers (klippe or “ecailles”, referred to henceforth simply as fragments) bounded by large shear and fault zones. These outliers are exposed over several hundreds of meters of strike length and also exhibit significant dip extents. The Series Des Mines, in particular the RSC, is more resistant than the adjacent stratigraphy and the mega-breccia. As a result, the RSC forms outcrops and low ridges that are prominent in the otherwise flat terrain.
Of the twelve fragments identified in the Kalukundi concession area, only four are the subject of the Kalukundi Report. These are the Principal, Anticline, Kalukundi and Kii Fragments (Figure 7.2_1 of the Kalukundi Report). Limited exploration and evaluation work has been undertaken on the other fragments, but only the Kalukundi East fragment (Kesho) contains known mineralisation, identified in outcrops, trenches and larger excavations. One vertical borehole by Gécamines intersected the ore-bearing stratigraphy and returned some excellent cobalt values, but poor copper results. As copper was the main target at the time, no further work was focussed on this fragment. The Kesho fragment (and possibly other fragments) represent upside to the existing Kalukundi resources.
Stratigraphy for the Series des Mines in the Kalukundi area is summarised below. The term “Ore Zone” is both historical and local terminology. The term Ore is restricted under the JORC and SAMREC codes to mineralised material proven to be economic. The use of the term Ore Zone here should not be taken to imply that economic studies have been carried out and found to be feasible.

·                     CMN – “Calcaire a Minerais Noirs”, comprises dolomite and limestone and is the uppermost sequence of the Series Des Mines. The lower portion of this unit is made up of dolomitic shales and chert-rich zones. Mineralisation, when present, may constitute a Third Ore Zone characterised by high gangue acid consumption (“GAC”) in fresh rock but with lower GAC in the weathered/oxidised zone.
·                     SDS - “Shales Dolomitiques Superieurs” (Upper Dolomitic Shales) composed of bedded and laminated dolomitic siltstone and fine-grained sandstone. Sporadic, poor (sub-economic) copper mineralization occurs throughout this horizon. In some fragments, there are significant intersections of “hangingwall ore” in this material.  The hangingwall ore is, however, difficult to correlate between drill sections and has not been modelled or estimated, but it could represent upside potential for the Kalukundi project.
·                     SDB - “Schistes De Base” (Basal Schists) silty dolomite to siltstone containing some nodules. This (Upper Orebody) is also one of the main ore bearing horizons with high grade copper and cobalt, which has been extensively mined by artisan workers.
·                     RSC - “Roches Silicieuses Cellulaires” (Siliceous Rocks with Cavities, Cellular) comprises massive to stromatolitic, silicified dolomite. It forms conspicuous ridges and is generally poorly mineralised. The hydrothermally altered stromatolites are occasionally enriched with black heterogenite (cobalt) oxides.
·                     RSF - Roches Siliceuses Feuilletees or “Foliated” (Laminated) and Silicified (dolomitic) Rocks. It is made up of silicified bedded dolomitic shales. This unit hosts the “Lower Ore Zone” which is developed close to the contact with the overlying RSC.
·                     DStrat. - Dolomites Stratifiees or “Stratified Dolomite” is similar to the overlying RSF.  It is comprised of well-bedded argillaceous dolomites. Near the top of the unit, a nodular chert-rich horizon is characteristic. This unit may also form part of the Lower Ore Zone.
·                     RAT -  Roches Argilo-Talcqueuse is the lowest member of the Series des Mines stratigraphy and comprises a sequence of dolomitic and talcose argillaceous units.  Both RAT Griese (Grey) and RAT Lilas (purple) occur in the Kalukundi area.
·                     Breche Heterogene - This unit occurs at the base of the sequence and the fragments in the breccia are derived from all rock types of the Roan Mines Series.  The fragments are generally angular but occasionally well rounded, ranging from a few millimetres to several centimetres in size. The matrix consists of finer-grained particles with the same composition as the larger fragments. The breccia is generally accepted as having a tectonic origin.
Higher, Lower Roan stratigraphy is absent at Kalukundi. The sequence reflects a facies continuum of proximal to intermediate and distal dolomitic mudstones, sandstones and algal reef fragments.
The whole sequence has been silicified and remobilisation of silica and copper-cobalt mineralisation has played a major role in the present appearance of the rocks, for example the formation of vugs in and silicification of the RSC Unit.
The dimensions of the four fragments evaluated in detail during this programme are as follows (strike length & drilled width):-
·                     Principal                 630m x 36.70m.
·                     Anticline                150m x 80.25m.
·                     Kalukundi              430m x 44.18m.
·                      Kii                            330m x 40.84m.

The Principal fragment has a NW-SE strike and north-easterly dips varying from 75º in the SE, flattening to about 55º towards the northern end. The north-western half is displaced by four NE-SW striking faults with displacements up to about 15m. Drilling results suggest that the down-dip extension flattens to almost 45º and deep Gécamines drilling suggests that it may terminate down-dip against a sub horizontal fault.
The Anticline Fragment has a north-westerly trending fold axis with both fold limbs dipping about 045º north-easterly. The axial trace also plunges steeply NNE. Both limbs have a strike length of 150m and a width of about 80m. The tight folding has resulted in numerous cross-cutting faults.
The Kalukundi Fragment has a strike length of 430m heading 053º and dips southeastwards at 78º. Deep exploration holes drilled by Gécamines suggest that the dip reverses, dipping northwards with depth. This suggests a synformal relationship with the Kii Fragment. A NE-SW trending (dextral) fault with an approximate displacement of 45m intersects the orebody near its south-western end. The projected extension of this fault may possibly intersect the north-eastern limit of the Kii Fragment.
The Kii Fragment strikes 045º with a length of 330m and dips at 65º. Deep drilling results from Gécamines (KDI 102) suggest that the down-dip extension may be cutoff against a fault.
A fifth fragment, Kesho, is located close to the proposed plant site. No detailed drilling has been undertaken here, but this fragment is well mineralised and could add significant resources to the Kalukundi Project. One diamond drill (KDI 4) was drilled by Gécamines, which intersected mineralised material below 120m vertical depth. The dimensions of the Kesho fragment are inferred to be 350m (strike) x 41.40m (thickness).
In general, the zone of weathering and oxidisation reaches between 70 and 130m below surface. The depth of the weathered zone appears to be greater in the Principal, Anticline and Kii fragments than in the Kalukundi fragment. Below the weathered oxide zone, a mixed zone containing oxide and sulphide mineralisation occurs. No boreholes have intersected pure sulphide ore the deepest drillhole intersects mineralisation at 490 m below the surface. Weathering is severe and the silty and shaly parts of the succession are completely decomposed down to depths of approximately 40m and are still friable and crumbly to 100 metres below surface. Weathering and oxidation penetrate down selective lithologies such as the D Strat to an inclined depth of 350m (BH KDI2) drilled by Gécamines on the Principal fragment.
Structural Geology
The fragments are folded, forming tight, steeply dipping synclinal and anticlinal structures.  The vergence of the folds is variable on a regional scale; this is consistent with the interpretation of chaotic fragments within a mega-breccia (Breche Heterogene). The dip of the limbs is between 45° and 85°. Similar styles of deformation have been interpreted for the Kolwezi ore bodies.
Individual fragments are terminated by faults on their lateral extents, and crosscutting brittle faults offset stratigraphy, especially in the Principal fragment. Fault displacements vary between 15m (Principal) and 45m (Kalukundi). These shears and faults may have provided passageways for siliceous fluids and fluids responsible for the remobilisation of copper and cobalt.
All the mineralised zones have been faulted and/or folded to varying degrees of intensity, but gross continuity of the lithological units can nevertheless be demonstrated.
In the southern portion of the Kalukundi deposit, both the northern and southern limb of a faulted and folded sequence of Roan rocks is exposed. The northern limb (Anticline fragment) has an antiformal geometry and a north-westerly plunging fold axis and terminates at depth against a brecciated footwall zone, possibly a thrust fault. The southern limb (Principal fragment) dips at between 60° and 85° towards the northeast and is also truncated against the breccia at depth.

In the north-eastern portion of the Kalukundi deposit, the Kalukundi fragment is exposed as two subparallel/en echelon outcrops. These represent the limbs of an overturned isoclinal synform, dipping at 45° and 70° to the southeast for the southern (Kalukundi fragment) and northern (Kii) fragments. Two deep boreholes were drilled by Gécamines to depths of 475m and 600m to investigate the continuity of these two fragments in depth. The deeper borehole, KDI 101 intersected the Kalukundi fragment at a vertical depth of 490m, confirming considerable depth continuity. BH KDI 102 intersected the Breche Heterogene at the point where the Kii fragment was anticipated, thus some displacement of this zone may be anticipated here.
Deposit Types
The Lufilian Arc forms part of a network of supracrustal Pan African belts (Neoproterozoic age) in Africa and South America that are host to important base metal provinces e.g. Katangan (DRC and Zambian copper belts), Kabwe Zn/Pb/Ag terrane, Otavi Mountain Land Cu/Zn/Pb (Namibia), Gariep Belt Zn/Pb (Namibia) and the São Francisco craton Zn/Pb deposits of Brazil.
There are two main deposit types developed in the DRC copper belt where Cu and Co mineralisation occurs:-
·                     Continuous, stratabound, sediment hosted Cu-Co deposits with significant strike extent (e.g. Tenke-Fungarume). These are similar to the Cu-Co deposits developed in the Zambian Copperbelt but may also be terminated at depth against breccia zones representing thrust faults. This is in contrast to the Zambian copper belt deposits which are generally continuous at depth.
·                     Discontinuous, raft-style stratabound sediment hosted Cu-Co deposits such as Kalukundi. The raft-style deposits are interpreted to be generally small allochtonous fragments of Lower Roan stratigraphy thrust northwards from the main Lufilian arc.  Mineralisation and host lithology is broadly similar to the more continuous deposits.
The relationship between the DRC carbonate-shale hosted deposits and the Zambian shale-arenite deposits is controversial, but there is no reason to propose widely differing origins. The main differences are the characteristics of the Lower Roan Formation facies, and the tectonic disruption of the DRC stratigraphy.
Mineralisation
General
The Kalukundi deposit represents hypogene remobilisation of primary sulphide mineralisation. The primary mineralisation was probably typical of other Lower Roan mineralisation in copper belt deposits in Zambia and the DRC. Some of the deeper drillholes at Kalukundi have intersected partially weathered sulphide mineralisation as far down as 270m below the surface.
The principal sulphide zone copper bearing minerals are chalcocite, chalcopyrite and bornite. Cobalt is present in carrollite. Within the oxidised zone copper occurs as malachite and cobaltiferous malachite with subordinate kolwezite and chrysocolla, and cobalt occurs as heterogenite. Spherocobaltite occurs within the RSC in small amounts.
Within the Kalukundi fragment significant amounts of chalcocite are developed below the depth of 40 metres below surface, whilst elsewhere, malachite persists well below this depth. Chalcocite is, however, often developed in a supergene zone near surface and does not necessarily reflect true unoxidised sulphide ore. Heterogenite appears to be enriched near surface, especially in the subsurface from 4m down to about 40m depth.
Mineralisation in the Mines Series in the sulphide zone on the Katanga Copperbelt is well developed and shows continuity within the upper and lower ore bodies both along strike and down dip, while the stromatolitic dolomite unit separating these ore bodies, the RSC, carries some cobalt mineralisation and only minor copper mineralisation. In the oxide zone, remobilisation of copper and cobalt into the RSC results in this central zone being quite well mineralised in places.

Mineralisation at Kalukundi is best developed within the lower ‘ore’ body (RAT Grise/D Strat/RSF) and to a slightly lesser degree in the upper (SDB/RSC) ‘ore’ zone. The two mineralised horizons may have been distinct within the sulphide zone with lower grade mineralisation between the two. In the oxide zone mineralisation is largely continuous from the DStrat to the SDB with significant remobilisation of metal into the RSC. Nevertheless, the highest grades usually remain in the lower and upper ‘ore’ zones.
In certain parts of the fragments, the upper ‘ore’ body is poorly mineralised to barren and the adjacent RSC is often poorly mineralised adjacent to this zone. This is evident in the SE Principal fragment, both near surface and in depth and in the Kalukundi fragment near surface.
The distribution of mineralisation is variable, reflecting changes in both the original distribution and the subsequent weathering regimes. Within the oxidised zone very high grades of both copper and cobalt may be encountered due to supergene enrichment.
Contrarily, certain zones may be poorly mineralised. Differential leaching in the porous RSC unit near surface results in this unit and closely adjacent lithologies being locally barren.
The relationship between the thrusting and faulting responsible for the present distribution of the Lower Roan at Kalukundi and the primary mineralisation is uncertain, but the lateral bounding faults and breccias in the sole thrusts have contributed to increased permeability for hypogene fluids and the deep weathering at the Kalukundi deposit.
Oxide and Sulphide Mineralogy
The main oxide minerals in the Kalukundi fragments are Malachite, Kolwezite and Chrysocolla in the case of copper and heterogenite in the case of cobalt. These and the less common minerals are listed as follows:-
·                     Malachite                                                              Cu2Co3(OH)2
·                     Chalcanthite                                                          CuSO4.5H2O
·                     Kolwezite                                                               (Cu,Co)2CO3(OH)2
·                     Libenthinite                                                           (Cu2(PO4)(OH))
·                     Chrysocolla                                                           Cu2H2(Si2O5)(OH)4
·                     Cuprite                                                                   Cu2O
·                     Native Copper
·                     Heterogenite                                                         Co+3O(OH)
·                     Mg-Spherocobaltite                                            Mg.CoCO3
The main sulphide minerals are chalcocite, bornite and chalcopyrite in the case of copper, and carrollite in the case of cobalt. The chemical compositions are as follows:-
·                     Chalcocite                                                             Cu2S
·                     Digenite                                                                 Cu2S
·                     Bornite                                                                   Cu5FeS4
·                     Covellite                                                                CuS
·                     Chalcopyrite                                                         CuFeS2
·                     Carrolite                                                                 Cu(Co)2S4
·                     Linaeite (Siegenite)                                              Ni(Co)2S4
·                     Cobaltite                                                                CoAsS

In addition, haematite (Fe2O3), specular hematite (Fe2O3), “sel rose cobalt” a bright pink cobaltiferous-CaCO3 (above), and siderite (FeCO3) were reported by JCI and Gécamines also described the presence of tenorite (CuO). Pyrite is present in small amounts.
Uranium is present at Kalukundi in very small amounts. Weak radioactivity has been detected in the SDB and the RAT Grise units. The uranium silicate, coffinite U (SiO4) (OH)4 was detected in trace amounts within goethite in a sample from the RAT Grise.
Exploration
Topographical Survey
The original survey and the topographic maps produced by Gécamines reflected survey points, drillhole collars, trenches and other details. Check surveys conducted during the Geo-Consult exploration program corresponded to the previous data. Geo-Consult also established 4 baselines with red painted corner beacons parallel and adjacent to the strikes of the main outcrop at Kalukundi and Principle fragments.
Subsequent surveys have been carried out over more than 90% of the property by a contract surveyor. Traditional surveying techniques were employed using a (laser) theodolite and prismatic staff and a local Gauss Conform (LO26), Clark 1866 datum coordinate system utilised by Gécamines. This survey data was used to produce a topographic map with 1m contour intervals. All the borehole collars were also accurately surveyed. The local LO26 co-ordinate system was used in all the 3-D resource modelling.
Some data manipulation has been necessary to convert data from the local coordinate system to the “Triangulation Du Katanga, issued by Comité Special Du Katanga (CSK), Service Geographique et Geologique” on which regional topographical survey beacons are based. Conversion from local to standard grid coordinates (Universal Transform Mercator (UTM) World Global System of 1984 (WGS84)) will ultimately be necessary. Any resultant conversion errors are likely to be small and not material.
Geological Mapping
Gécamines and its predecessors explored the deposits within the Kalukundi and surrounding areas between 1927 and 1987. The work consisted mainly of extensive pitting (up to 16m), trenching, mapping and sampling. The pitting data was extensively used for creating geological maps in areas with almost no outcrop. Virtually all of these pits are still open and can be located in the field.
Mapping and presentation of geological data by Gécamines was done to a high standard and Geo-Consult and Africo geologists have made only minor changes to the original Gécamines and Geo Consult maps based on new data secured from the drilling and from more detailed surface mapping and trench data, e.g. at Kalukundi where the width of the RSC was overstated as a result of thick scree cover and soil creep.
Most of the maps were hand drawn 1:2000 scale geological and assay plans. Ammonia prints of these maps are still available from Gécamines.
Trenches
A number of trenches and pits were excavated by Gécamines (total length >2000m) in order to assist with mapping in areas obscured by overburden and scree, and also to provide sampling of near-surface material. Trenches on some fragments were excavated aligned to local grid north (30 to 40º to the strike direction), others were excavated perpendicular to strike.

JCI/Geo-Consult cleaned out those trenches positioned on drillhole sections and remapped and re-sampled them. They also extended the trenches and sampled sections (especially within the RSC) that had not been sampled by Gécamines. Samples were taken as continuous lines of rock chips. JCI/Geo-Consult considered the quality of the Gécamines logging and mapping to be good, and commented on the high incidence of black oxides as veins and nodules indicative of high heterogenite in the near-surface zone.  They also noted that Cu grades in the trenches were generally lower than for shallow boreholes, concluding that there had been significant surface leaching. For the purposes of orebody modelling, JCI assumed the leaching zone to extend to 10 metres below surface.  Subsequent interpretations by Africo geologists confirm that there is considerable or complete leaching of the RSC outcrops in the uppermost 2m to 3m. Below this cobalt is enriched in open spaces and fractures, but copper mineralisation remains depleted down to a depth at least 10m and possibly slightly deeper.
Some of these original Gécamines trenches were again mapped and sampled by Africo geologists. The assay results from these trenches have been included in the geological models prepared jointly by Africo and RSG Global.
Exploration Data Collection
Maps have been digitised and incorporated into a GIS System (TNTmips and ArcView).  Other geological information (borehole logs, assay and survey data) is maintained in a series of Microsoft Excel spreadsheets for import into GIS and geological modeling software (Gemcom and Datamine). Drafted (Microstation) drillhole cross-sections have also been produced.  Original handwritten logs are archived and maintained on site.
Interpretation and Discussion
Exploration data is consistent with the interpretation of the Kalukundi deposit as a hypogene, oxide facies, raft-type, carbonate-shale, stratabound, sediment hosted Cu-Co deposit.
RSG Global has reviewed the exploration data available and considers the data quality and interpretations to be good, and the model to be well understood. The data confirms excellent continuity of the mineralised horizons both along strike and down dip.
Trench coverage, however, is poor over some of the fragments. Almost no trenching was done across the RSC horizon due to its poor mineralisation and hard, silicified nature of the RSC unit. The focus of Gécamines geologists was the higher-grade mineralisation along the SDB-RSC contact (Upper Ore Zone) and on the RSC-RSF-D Strat contacts (Lower Ore Zone). In most cases the intervening silicified and vuggy RSC dolomites were not sampled. The artisan trenches have not been mapped as they are dangerous to work in, particularly following heavy seasonal rains.
Consequently there remains considerable uncertainty regarding the surface distribution of remobilised Cu and Co oxides, both along strike and down dip. Africo has attempted to address this uncertainty by drilling shallow diamond drillholes in the near surface region and by carrying out additional trenching. This has been only partially successful due to limitations on access to the surface zones resulting from, amongst other things, artisan workings.
RSG Global has not applied adjustments to their estimates for leaching, enrichment or depletion, but has classified the surface zones as Inferred where sampling density is poor.

Drilling
Drilling conditions were difficult, especially in weathered rock and core recoveries were low for all three phases of drilling, especially in friable zones where oxide mineralisation occurs along foliation planes and as open space fillings in veins. Core losses often occurred where rock hardness changed rapidly between soft, weathered shale/dolomite and hard silicified rock. Karstic cavities have been identified in the RSC and where the material is friable, grinding was experienced. RSG Global has experience in drilling similar material in the DRC and Zambian copper belts and accepts that obtaining high core recoveries is problematic. Discussion of the relationship between core recoveries and grades is presented in Section 17, Mineral Resource and Mineral Reserve Estimates of the Kalukundi Report.
Drilling by Previous Owners
Although RSG Global has not audited the Gécamines core, Geo-Consult has indicated that the boreholes drilled by Gécamines were well logged and suitable for integration into the database. They also state that sampling and recording of assays on the logs appear to have been diligently done, but that no QA/QC information is available to verify this statement. Gécamines did not sample sections of core outside the ‘conventional’ extent of the ‘ore’ zones even though they were sometimes mineralised.
JCI drilled twelve boreholes (1,440m), largely as a due diligence exercise confirming the geological interpretations initially made by Gécamines. JCI achieved an average drill rate of 24m/day. Water loss in the RSC was common, resulting in the overlying mudstones running dry and clogging onto the rods until it became impossible to turn the drill string.  This was overcome by casing off this section and then drilling with water loss and thick muds to hole completion.
The boreholes from both the above campaigns were relogged in detail by Africo geologists.  This confirmed the excellent standard of previous work and brought the logs into line with the format used for the Africo evaluation. Limited re-sampling was also undertaken.
Drilling by Current Owners
Africo/Swanmines completed a comprehensive core drilling programme which may be summarised as follows:-
·                     Resource boreholes                                             50                            4,561.67m
·                     Infill drilling boreholes                                        11                            595.96m
·                     Geotechnical boreholes                                      17                            2,256.55m
·                     Exploration boreholes                                         5                              261.60m
·                     Condemnation boreholes                                   5                              317.25m
·                     Total                                                                       88                           7,993.03m
Of these 88 boreholes drilled by Africo, 58 were used directly in the geological model for resource definition purposes and the remainder for geological and geotechnical purposes.
Drilling for resource evaluation purposes was carried out in three campaigns.  Seventy eight boreholes (9,650m) were used in the geological model to define the resource. Of the remainder, selected boreholes were used to define geological extensions and limits to continuity.
·                     Gécamines in 1986/87                             8 holes                2,809m    10% of the drillholes
·                     JCI/Geo-Consult in 2001/02                   12 holes              1,440m    15% of the drillholes
·                     Africo/Swanmines 2004/05                    58 holes              5,401m    75% of the drillholes
·                     Totals                                                        78 holes                              9,650m

Similar core recovery problems to those experienced in previous drilling programs were also encountered in the current drilling. However, improved core recoveries were achieved during drilling by Africo with the average overall borehole core recovery for the resource holes being 77.66% (74.24% for the ore zones). This is a significant improvement on the 70.45% (65% for the ore zones) achieved for the JCI programme in 2002.
The contractor was Geosearch International Ltd. All drillholes have been drilled using wireline diamond drilling with a triple tube recovery, typically collared and cased in PQ size (83mm). The majority of the drilling was carried out using HQ size core (61mm) once competent rock was encountered, usually around 15m, but sometimes as deep as 40m.
Reduction to NQ sized core (45mm) only occurred rarely under exceptionally poor ground conditions where severe brecciation was encountered in siliceous lithologies. Drilling was conducted perpendicular to the strike at a dip of 45º. Drilling muds were used throughout the programme to improve core recovery and reduce collapse in the holes.
RSG Global observed core drilling during a site visit to the Kalukundi project, and believes that appropriate techniques were employed to maximise core recovery. Some holes were re-drilled at the contractor’s expense when client supervision indicated that unacceptable core losses had been the result of poor drilling practice. Nevertheless, core recovery remained poor through some sections of stratigraphy.
Drillhole collars were set up using handheld GPS, but were subsequently surveyed by a registered surveyor before incorporation into the database.
Downhole surveys were undertaken by Geosearch using a digital single shot REFLEX down-the-hole survey instrument at collar and end of hole and between 45 and 100m down the hole, generally providing at least two survey points between the collar and end of hole.
Sample Method and Approach
Trenches
Geo-Consult resampled the Gécamines trenches after clearing all loose rubble and soil from the trench by cutting a channel into the sidewall about 15-20cm above the trench floor. The channel was about 5cm wide and deep and the sample was collected directly into a plastic sample bag. The geology of the trench sidewall was mapped and the sample positions indicated thereon.
Care was taken during the resampling of the trenches to ensure that the samples were not contaminated by waste and other material redistributed from the small artisan workings in the vicinity of the trenches.
As Geo-Consult had undertaken an evaluation of the trenches, Africo did not repeat this work. A detailed study was made of the surface exposures. Where artisan workers had created a significant disturbance at surface, systematic sampling across the exposed lithologies was concluded to be impractical and in places, dangerous. The main limitation was thick scree in places (Kalukundi and Kii fragments).

Diamond Drilling
Core from the Africo drilling was packed into 1.5m long, galvanised steel trays and the end of drill runs indicated by means of a yellow plastic tag. Accurate depths were determined from stick-up measurements that were regularly checked by the geologist.
The borehole core was sampled by cutting longitudinally along the core axis, perpendicular to the core-bedding angle. Cutting was done mainly by diamond saw but some core was also split using a cold chisel. Where the core was very soft and broken it was split longitudinally with a machete before sampling. Where mineralisation was observed in very soft muddy core, it was halved with a machete while still wet on the drill site.
The samples were taken to honour geology and also to separate high or low grade zones.  Minimum size was limited to 30cm and maximum to 2.0m. In zones where recovery was especially poor, samples were taken over the whole drill run to ensure that the depths were accurate.
Sample Preparation, Analysis and Security
Sample Preparation and Analysis
Gécamines
Analyses carried out by Gécamines were carried out by atomic absorption (AA) at in-house laboratories at Kolwezi. Details of the sample preparation and analysis are not recorded.
JCI/GeoConsult
JCI/GeoConsult samples were sent to Set Point Laboratories in Johannesburg for analyses (copper and cobalt) by pressed pellet XRF (x-ray fluorescence). The “ore” zones of four boreholes (i.e. 1/3 of the current boreholes) were analysed for a variety of other elements (Au, Ag, Ca, Mg, Ni, Fe-total, Mn, S, Si, and P) to aid with metallurgical assessments by the same method. Bulk densities were determined for the major ore zones.
Africo
The drill core samples were placed into plastic bags at the on-site core yard. Eight to ten bags were placed in a durable, woven plastic bag and firmly tied with plastic strapping to restrict movement of the sample bags and limiting breakages in transit. All the sample bags were numbered and weighed on site. These weights were recorded on the dispatch notes.
The samples were then sent to Lubumbashi by road and subsequently to Johannesburg by airfreight. All the bags were weighed again in Lubumbashi by the air freighting company.  Here they were collected and delivery to SGS Lakefields Laboratory in southern Johannesburg was personally supervised.
Sample preparation and analysis of the borehole core and trench samples was carried out at SGS Lakefield Laboratories. This involved crushing, drying and milling followed by XRF analysis by pyrosulphate fusion for Cu, Co, Pb, Zn, Ni, Fe and Mn. Reject samples and pulps were retained for repeat analysis and further analysis.
Selected composite samples were also analysed for acid soluble Cu, Co, acid consumption gangue acid consumption. In addition some composite samples were also analysed by ICP-OES using a multi acid Leach for Al, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Li, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sn, Sr, Ti, V, Zn, Zr.

Quality Control Procedures
Gécamines
No QA/QC data is available for the eight Gécamines boreholes or trench samples. Both JCI/Geo-Consult and Africo however have expressed confidence in the quality of the Gécamines sampling and assay work, based on discussions with Gécamines geologists and the generally high level of other geological work done by Gécamines.
RSG Global considers that the results of the Gécamines drilling are broadly consistent with the results of current drilling, consequently all Gécamines data have been incorporated into the estimation database. This data represents about 10% of the boreholes.
JCI/Geo-Consult
Quality control plots for the Geoconsult/JCI program have been presented in their report, and are not reproduced in the Kalukundi Report. Initial analyses were carried out at Set Point Laboratories in Johannesburg, with umpire assays being submitted Lakefields Laboratories, also in Johannesburg. Initial variances between the laboratories were resolved though recalibration and re-reading of the powder pellets.
A selection of duplicate samples was submitted as laboratory controls. Blank samples were also inserted into the sample stream to assess possible contamination. All the blank assays returned extremely low copper and cobalt background values.
Some 10% of the core samples were sent for check analyses to a second laboratory and standard reference samples were also included. Original and repeat samples exhibit correlation coefficients of 0.97 for copper and 0.98 for cobalt. Both the original and repeat analyses were carried out using XRF techniques. AA analyses were also carried out on some repeat samples; correlation between AA and XRF analyses was greater than 0.99 for both Cu and Co. Certified reference standards (Mintek) were also inserted into the sample stream, showing acceptable accuracy.
No discussion of standards and blanks was included in the Geoconsult/JCI report except for the statement: “In order to ascertain the accuracy of the analyses standards, blanks and duplicates were routinely included in the sample stream. These proved that the results are reliable and not contaminated and accordingly provide confidence in the averages grades defined for the resources”. No raw QA/QC data are available to validate this statement.
This data represents about 15% of the boreholes.
Africo Resources
All samples analysed in the current program have been analysed at SGS Lakefields Laboratories, Johannesburg. This data represents about 75% of the boreholes.
Blanks were inserted into all sample batches. All returned grades below detection limit indicating that there is no contamination in the sample prep and laboratory procedures.
Internal standards were made up by milling and homogenising a large sample of oxide ore from the surface exposures on the Principal Fragment and inserted into the sample stream.  This large sample was initially analysed 9 times by two laboratories, and then inserted into batches after every 10th sample. RSG Global has used the average of all the ‘standard’ analyses to define the mean of the control sample rather than the average of the initial nine analyses. The use of an uncertified reference standard means that the variability of the expected results is not defined, and RSG Global has used a 10% variance for reference.  As a large percentage of the reference samples was analysed by the same laboratory as the actual samples, this ‘standard’ does not serve to identify possible bias in the results or the accuracy of the results. They do however serve to confirm that no problems have been experienced with sample numbering or switching.

RSG Global recommends that certified reference samples should be obtained and used for any future drilling.
A number of repeat assays have been carried out on quartered portions of the Kalukundi core from the current drilling program. While there are some significant variations between original and repeat assays, especially for higher grade samples, these are to be expected as there is significant heterogeneity in the core, resulting largely from the presence of malachite veins and heterogenite nodules.
Notwithstanding the inadequacies of quality control, RSG Global has integrated data from all three operations in order to estimate the deposit.
Twinning: KM1 and KM1B are drilled close to K2, effectively twinning it. KM1 was collared with the intention of obtaining PQ core for metallurgical studies, but drilling difficulties resulted in this PQ being curtailed although HQ drilling continued. Poor core recoveries in the ‘ore’ zone resulted in a redrill as KM1B at HQ size. Core recoveries were vastly improved to 85.4%. Comparison of the results of the three holes is inconclusive due to differences in the drilling methods and recoveries.
RSG Global Statistical Analysis of Africo QA/QC Data
The data used for the Kalukundi Report was supplied in three Excel files; ‘ORIGI~46.XLS’, ‘CA03123SEP05 + Original values (checked + variances).XLS’ and ‘QC value comparison Table K13-K55 & % Variations.xls’. The supplied data falls into three QAQC regimes; standards data (internal and laboratory), core-resample (1/4 core) and Umpire Laboratory repeats (pulps).
The precision and accuracy of the copper and cobalt assay data for the Kalukundi drillhole samples has been assessed based on routine quality control samples submitted during the 2005 drilling campaigns, and by samples submitted by internal laboratory quality control procedures. The reliability of the assay data from the primary laboratories has also been assessed by comparison of the original assay results with umpire assays completed by SGS Lakefield Johannesburg and SGS Lakefield Toronto.
The quality control data has been assessed statistically to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analysis are presented as summary plots in Appendixes I and II of the Kalukundi Report, which includes the following:
·                     Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.
·                     Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.
·                     Mean vs. % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range. Mean vs. %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HRD).

·                     Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges.  Correlation coefficients are also used.
·                     Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.
·                     Standard Control Plot shows the assay results of a particular reference standard over time. The results can be compared to the expected value, and the ±10% precision lines are also plotted, providing a good indication of both precision and accuracy over time.
Assay Accuracy – Standards and Blanks
The accuracy of the copper and cobalt assay data and the potential for cross contamination of samples during sample preparation has been assessed based on the assay results for the laboratory internal blanks and from company standards submitted by Africo.
The values for the Africo standard sample assays were taken from the spreadsheet ‘QC value comparison table K13-K55 & % Variations.xls’. The Africo standard was based upon crushed mineralised material supplied from Kalukundi. The company blank was created using ‘internal waste rock’. No expected value (EV) was stated for this blank.
As no expected range was stated for the blanks and standards, consequently a value of +/- 10% was used based on the EV.
Company Standards and Blanks
A total of 100 company standards were identified; the use of this standard commenced from the drilling of drillhole K19 onwards. The standards were analysed using XRF by pyrosulphate fusion. A summary of the standards statistics are shown in Table 13.3.2_1 of the Kalukundi Report.  Appendix I of the Kalukundi Report shows summary charts for the standard data.
Two different company blanks were identified:
·                     Blank ‘B’ - 23 samples described as a ‘Blank’ in the excel spreadsheet; and
·                     Blank ‘IW’ - 18 samples described as ‘Internal waste rock’ in the excel spreadsheet.
The result from the company blanks are summarised in Table 13.3.2_2 of the Kalukundi Report. Appendix I of the Kalukundi Report shows summary charts for the blanks data.
The results of the company standards and blanks can be summarised as follows:
·                     The majority of the standards are within +/- 10% of the stated mean EV of the standard. There is a lower grade spike in both the Cu and Co readings on the 24/1/05 which could be due to analytical instrument calibration;
·                     Both of the blank samples display low grade variability indicating no cross contamination or mishandling during laboratory preparation; and
·                     The company standard and blank values exhibit industry acceptable levels of accuracy.

Laboratory Blanks
A total of 14 blank samples from SGS Lakefield Johannesburg were identified. A summary of the data statistics are shown in Table 13.3.3_1 of the Kalukundi Report. The blanks were analysed using XRF by pyrosulphate fusion. Appendix I of the Kalukundi Report shows summary charts for the blanks data.
The results of the SGS blanks can be summarised as follows:
·                     The blank samples display low grade variability indicating no cross contamination or mishandling during laboratory preparation; and
·                     The SGS blank values exhibit industry acceptable levels of accuracy.
Assay Precision
The precision of the copper and cobalt assay data has been statistically assessed based upon the following sample and data types:
·                     Duplicate diamond core (1/4 core) samples – these are termed field duplicates (FD).  These results reflect the total combined sampling and analytical errors (field and laboratory);
·                     Primary versus umpire laboratory analyses of duplicate pulp splits – allows assessment of inter-laboratory precision inclusive of sampling and analytical errors after sample pulverisation.
The order of the comparative data types listed above reflects the successive removal of sampling error thus allowing the precision associated with each stage in the sampling process (field and laboratory), and finally the sample analyses, to be assessed. Details of the available datasets and results of the statistical analyses are summarised below, while a full compilation of statistical plots of the comparative datasets, by laboratory, accompanies the Kalukundi Report in Appendix II of the Kalukundi Report.
Duplicate Core Data
The precision of the copper and cobalt analysis completed by SGS Lakefield Johannesburg has been assessed on 82 field duplicate repeats of ¼ core. Standard control plots are shown in Appendix II of the Kalukundi Report. The result of the statistical analysis of the field duplicates data are displayed in Table 13.3.5_1 of the Kalukundi Report.
The results of the statistical analysis of the duplicate data can be summarised as follows:
·                     The precision of the duplicate data is moderate to high, with 62% of the Cu data within a 10% mean HARD range, 85% of the data is within a 15% mean HARD range;
·                     There is a good linear (Pearson C.C.) and rank (Spearman C.C) correlation between the original and duplicate results;
·                     The original Cu results exhibit a small positive bias (3.9% HRD) with respect to the duplicate results; and
·                    Industry acceptable levels of precision are met.
Umpire Laboratory
The inter-laboratory precision and relative accuracy between the SGS Lakefield Johannesburg and Toronto laboratories was based upon a comparison of pulp duplicate data which his summarised in Table 13.3.6_1 of the Kalukundi Report. Standard control plots are shown in Appendix II of the Kalukundi Report.
The results of the statistical analysis of the duplicate data can be summarised as follows:

·                     The inter-laboratory precision is high with 93% of the Cu data and 80% of the Co data with a 10% mean HARD range;
·                     There is a high linear (Pearson C.C.) and rank (Spearman C.C) correlation between the original and duplicate results;
·                     There is no apparent bias between the data sets; and
·                     Industry acceptable levels of inter-laboratory precision and accuracy are met.

Discussion and Conclusion
The QAQC data presented to RSG Global met industry standard levels of precision and accuracy. The internal company standards and blanks showed good levels of accuracy, as did the SGS Lakefield Johannesburg blanks samples. The core duplicate and interlaboratory pulp-duplicate data showed high levels of precision.
·                     The QAQC results would benefit in the future from the addition of coarse duplicate samples (1:20 first crush of the core before pulverisation) and the submission of lab aware (1:20 pulps at the laboratory) and lab blind (1:2- pulps sent from site) pulp duplicate sampling at the primary laboratory.
·                     Certified reference standards should be obtained and used.
This data represents 73.7% of the resource boreholes.
Data Validation
Borehole Validation and Logging Procedures
While on site between 6th and 13th December 2004, RSG Global validated the logging of boreholes K14, K18, K22 and K26, roughly 10% of the boreholes drilled at that time.  Particular attention was paid to validation of lithology, sample lengths and core measurements. The following comments apply to logging procedures used over the 3 periods of drilling at Kalukundi and have also been addressed by SRK in their September 2004 report.
·                     Lithological logging and core measurements are of a high standard for those boreholes audited. In some cases detail in the core logs is limited, but main units are correctly identified and measured.
·                     Sampling for laboratory analysis has been done in a number of different ways, with early (Gécamines) boreholes being sampled at variable lengths usually about 2m but occasionally as high as 3m. The early borehole samples did not honour core (at end of core run) or lithologic breaks. Later boreholes (Africo) were sampled so as to honour lithological boundaries, but commonly did not honour core breaks. Current sampling practice is to honour both core breaks and lithological breaks.
·                     Core recoveries can be particularly bad for all phases of drilling and core recovery measurements are absent for the Gécamines drillholes. This is due at least in part to poor drilling control and slow reactions to changes in the hardness of the rock being cored, but also to inherently friable nature of the mineralised material. RSG Global accepts that achieving adequate core recovery is a problem in most areas of the copper belt, but feels that the extent of core losses (up to 60% in places) reflects poor drilling control. It is estimated that in the worst case, variance between sampled and true grades may be up to 50%, mitigated by the fact that these cases are subordinate. Furthermore, as sampling practice has not always honoured lithological boundaries and core breaks (even, in some cases e.g. K18 37-38m, straddling core size breaks, PQ to HQ at 37.88), there is considerable uncertainty regarding the positioning of those samples and consequently the measured core recoveries over the sample length as opposed to the core run. The positioning could be out by up to 2m for areas of particularly poor core recovery. Notwithstanding these problems, and comments made in Section 17, Mineral Resource and Mineral Reserve Estimates of the Kalukundi Report, RSG Global has largely accepted the poor core recoveries without adjusting grades or classification, because there is limited evidence that the poor recoveries have resulted in significant biases in the sample assays. Where there is evidence of bias (upgrading of samples), this has been dealt with by cutting a limited number of samples with high grades and low recoveries.

·                     The importance of achieving adequate core recovery was addressed in the Geoconsult report and in the SRK review. The importance of core recovery in ore evaluation was clearly understood by the Africo exploration team at the outset of the drilling programme. This was also followed up with close supervision of the drilling crews. Given the severe drilling conditions, the core recoveries achieved by Africo are, in general, reasonable. The overall average for the 50 resource boreholes is 75%. This is a considerable improvement on the GeoConsult program and presumably on the Gécamines holes. Core recoveries of up to 97.89% were achieved in competent rocks for the entire hole, but in the more leached, porous and friable zones, losses were severe and in an isolated case was as high as 78%.
·                     Bulk density measurements taken in the current drilling program are numerous (36 samples in K18), but do not adequately represent zones with very friable or vuggy material, e.g. within the RSC. Furthermore, density measurements have been taken as ‘point’ measurements, and not as intervals. Records of the From and To measurements of the density samples should also be recorded.
Assessment of Project Database
Africo provided phased delivery of the drillhole and assay data between January 2005 and November 2005.
The drillhole and trench database was provided to RSG Global in the form of comma separated variable text files (*.csv) by the Kalukundi team. These files contained assay data for Total Copper (Cu), Total Cobalt (Co) and bulk density (BD).
Extensive manual validation of the database was carried out by Africo against original assay certificates. Africo also carried out electronic validation on import into GEMCOM software. In addition, RSG Global validated data electronically to track changes between versions and to check for structural deficiencies (overlapping samples, duplicate entries etc) and checked 10% of the data at random against the assay certificates. Agreement between checked assay certificates and logs was 100%.
A number of codes were inserted into the database for below detection, insufficient sample and no assay returned. Below detection values were replaced with values for half detection limit (0.05% Cu and 0.025% Co). Insufficient sample and no sample values were generally replaced with null values, but in some cases were replaced by half detection limit on an individual basis to prevent the spreading of high grades. Voids were treated as null values throughout.
Adjacent Properties
Africo has had in depth communication with Comide, the owners of the ground surrounding the Kalukundi concession (EP’s 2606 and 2607). The negotiations with Comide representatives were designed to secure an option to carry out exploration activities on their concessions. To date, these negotiations have been inconclusive.

Mineral Processing and Metallurgical Testing
Metallurgical Testwork
As part of the Feasibility Study, a number of metallurgical tests have been undertaken at the Mintek labs in Johannesburg, South Africa. These included bench scale acid leach tests, comminution test work and a pilot plant campaign to confirm the recovery process selection and metal recoveries for both copper and cobalt.
During the first phase of test work, samples produced from drill core at Kalukundi were tested to determine the comminution and leaching characteristics of the ore. During the second phase of testwork, the plant design was confirmed during a pilot plant campaign.
Ore Samples
Bulk Sample Selection
The testwork samples were taken from surface exposures at the Kalukundi Project. The ability to secure representative material from trenches and from excavations opened up by artisan workings was evaluated in detail and material was taken from three of the five fragments.  The Kalukundi fragment was not sampled due to poor exposure of representative ore material for all lithologies.
Excavations within the open workings or trenches were selected and each geological ore horizon was channel sampled on a proportional basis. On the Principal fragment, the sampling was undertaken in two areas, the more cobalt-rich zone in the NW and the more copper-rich area to the SE. On the Anticline fragment, the trenches and to a lesser degree the artisan workings provided good exposures of the ore lithologies. On the Kii fragment, exposures were found on the SW side to sample each of the ore lithologies. Ideal sampling points were chosen where the unit could be channel sampled across its entire width. The surface was then chipped clean before taking a broad channel sample.
The proportions of the bulk sample are representative of the average thickness of the 5 ore horizons within the fragments overall. Every effort was made to take high grade, medium grade and low grade samples representative of the different lithologies in the different locations.
Two composite samples were prepared from borehole core fines to derive an intermediate depth sample and a deeper sample representative of the ore material from the 4 fragments under evaluation. Bench scale hydrometallurgical leach testwork was carried out on both of these samples. The residence time was twelve hours at ambient temperature of 25°C.
The results returned from these leaches proved that the recoveries were very similar to those achieved from the surface samples.
Hydrometallurgical testwork on the Bulk Sample material.
The assay results from the 27 composite samples were studied and 22 of the 27 samples were selected for bench scale metallurgical testwork. Five samples were omitted due to too low grade or suitability. The tests were carried out on 500g samples which were leached for four hours at 25ºC.
The preliminary results of this testwork raised further concerns about the recovery of cobalt using the current leaching conditions. Half of the samples returned cobalt recoveries lower than 68%, with the lowest being only 33.76% Co recovery from a sample grading 1.49% Co. Consequently, using this leaching method, a very high proportion of the cobalt in the Kalukundi ore body would be lost.
Based on these results and following in-depth discussions with MDM and Mintek, three sets of tests were proposed:

·                     To undertake very fine grinding of a sample with very low cobalt recoveries and then undertake the leaching testwork
·                     To undertake additional mineralogical testwork.
·                     To repeat the bench scale leaching testwork on at least two samples from which the worst cobalt recoveries were experienced. For these samples, the leaching was to be extended over 24 hours and to be carried out at ambient temperature of 25°C and at 40°C.
The results returned for the fine grinding testwork were excellent, with 95% of the cobalt being leached. This confirmed that most of the cobalt is susceptible to leaching under standard conditions.
The mineralogical testwork confirmed that the cobalt mineral present in the samples is heterogenite. It also identified the existence of two types of heterogenite, a Co-rich phase, as seen before in the tails and another phase which is Co-poor and also contains varying amounts of other minerals of which the major components are Cu, Mn, Fe, and Al. The latter mineral, which may be referred to as “amorphous” in texture, has a completely different appearance to the former and is more susceptible to leaching, as this material is not detected in the tailings samples.
The repeat bench scale results were very positive with around 86% of the cobalt being leached after twelve hours. It was clearly apparent from this kinetic testwork that the original leach times had been too short, hence the more compact or crystalline heterogenite was not being taken into solution
Ore Comminution
Seven samples were tested at Mintek. These samples represented material from different mining areas.
The testwork covered included Bond Ball Work Indices, Bond Rod Work Indices, Bond Crushability Indices, Bond Abrasion Indices and Unconfined Compressive Strength tests. Testwork was conducted on each individual sample as well as a composite sample prepared by taking a proportionate amount of material from each individual sample.
The test programme was successful in identifying the variability of the deposit in terms of identifying ore characteristics and potential processing difficulties based on standard laboratory comminution testwork.
Pilot Leach Testwork Campaign
After the preceding bench testwork programmes, the guidelines were provided to Mintek to prepare a bulk sample representative of the overall orebody, encompassing defined percentages of each lithology.
The main objective of the batch leach pilot-scale testwork was as follows:
·                     Confirm data regarding the leaching efficiency of the bulk sample.
·                     Establish H2SO4 and SO2 (g) consumptions at steady state operation, which would include the effect of the recycle of raffinate to the leach.
·                     Determine steady state levels of impurities (Al, Fe, Mn, Mg, Ni, Zn, Si, Cr, Ca and Pb) in the leach filtrate.
·                     To generate steady state leach liquor which ultimately would result in a constant raffinate bleed stream with the required cobalt tenor for the second phase of piloting.
The laboratory leach testwork employing SMBS achieved ~80% Co leaching, where as in Leach 1, an efficiency of greater than 94% was achieved using SO2 gas. Co and Cu leaching efficiencies of greater than 94% and 97% respectively were achieved consistently for all the pilot-scale leaches.

Leach kinetics showed that once the SO2 gas was heated, then greater than 94% Co dissolution occurred within six hours of leaching. This however doubled the SO2 consumption.
Steady state Cu and Co tenors of 14g/l and 11g/l were achieved respectively from Leach 7 to 12. Steady state impurities were also achieved after Leach 6 except for a small increase in Fe concentration. This occurred when the SO2 gas was heated resulting in more leaching of Fe.
Acid consumption decreased from Leach 1 to Leach 2 as a result of raffinate being recycled for slurring of the feed solids. The average raffinate contribution to the total acid requirement for Leaches 7 to 12 was 82%. The average total acid (including raffinate) and SO2(g) consumption at steady state (Batches 4 to 9) was 48kg acid/t solid feed and 23.8kg SO2/t solid feed. This equates to an average sulphur consumption of 28kg S/t solid feed.
As a result of the improved recoveries achieved with SO2, it was decided to use it rather than SMBS in the process and the acid plant required for the plant would be sized to have enough capacity to produce H2SO4 as well as SO2 with the SO2 being kept in storage as a buffer.
Primary Copper Solvent Extraction
Copper solvent extraction (SX) is a well-established technology for the recovery of copper from a sulphate medium. This was employed for the selective removal of Cu from the Cu/Co leach liquor.
The Cu SX was operated in a closed loop with the Cu/Co leaching and Cu electrowinning (EW) steps during a twelve day continuous pilot-plant campaign. The organic phase used comprised of LIX 984N (Cognis reagent), a 50/50 aldoxime/ketoxime mixture, in an aliphatic hydrocarbon diluent, SSX210 (Sasol Schumman reagent).
Copper Electrowinning
EW, used in conjunction with Cu SX, is an established technology and has found application across the world for the production of high-grade copper metal. During the Kalukundi pilot plant campaign, a pilot scale copper cell, holding approximately 300l of solution inventory, was run. The cell was initially filled with a synthetic feed solution. The aim of running the Cu EW was to provide strip liquor for the copper solvent extraction circuit, to determine any build up of impurities in the electrolyte over time, and to establish the deportment of metals between the electrolyte and copper metal.
Iron Removal
The Fe removal circuit is the first of seven purification and refining steps in the production of high purity Co metal from a bleed stream of the primary Cu circuit. The feed for the Fe removal circuit originates from a bleed of the primary Cu SX raffinate.
The pilot plant trail demonstrated that Fe2+ could be effectively oxidised using air/SO2 with an average pH of 2.5. Precipitation of the resultant Fe3+ at this concentration resulted in Fe concentration of <100mg/l. The residual ferric was completely removed during the Al removal stage at a higher pH. Co-precipitated Co losses of less than 0.5% were reported.
Secondary Copper solvent extraction
The secondary copper solvent extraction (Cu SX2) circuit followed the iron removal stage and functioned as a polishing stage to reduce the Cu content in the Co electrolyte.
An average Cu extraction efficiency of 95% was obtained over the duration of the campaign.
Aluminium Removal

The aluminium removal stage follows the Cu SX2. The raffinate from Cu SX2 feeds the Al removal stage where Al and residual Fe is precipitated to produce a barren solution containing less than 2mg/l of Fe and Al.
Results showed that an average of 94% of the Al (< 15mg/l for most batches) was removed from the feed stream in two stages of Al removal (residence time of 1 hour per stage) at ambient temperature.
Zinc/Manganese Solvent Extraction
The Zn/Mn SX circuit followed the aluminium removal stage. This stage functioned to remove Zn, Mn, Fe, Al, Ca and a portion of Cu from the Co electrolyte by solvent extraction using di-2-ethyl hexylphosphoric acid (DEHPA).
Copper Ion Exchange
Ion exchange is often recommended when low concentrations of impurities have to be removed from metal electrolytes to improve its quality. For the Kalukundi Project, Cu was removed from the Co electrolyte to limit the contamination of the Co cathode. Mn was also removed upfront in the circuit by means of solvent extraction to limit MnO2 sludge formation in the electrowinning circuit. The Cu ion exchange (IX) unit operation was situated after Mn SX.
Cobalt Solvent Extraction
The Co SX circuit followed the Cu IX stage. This stage functioned to remove Co from the Co electrolyte by solvent extraction using Cyanex 272.
Co Electrowinning
During the Kalukundi pilot plant campaign, undivided Co EW technology, in a deep cell, was employed in order to recover cobalt metal from the Co SX loaded strip liquor (advance electrolyte). The cell was initially filled with synthetic solution, prepared to represent a typical Co spent electrolyte using this technology.
The aim of Co EW was to produce high purity cobalt cathodes, to determine the build up of impurities in the electrolyte over time, and to establish the deportment of elements between the electrolyte and cobalt metal.
Acid consumption
Leach testwork carried out on selected core samples returned very positive results for acid and gangue acid consumption (GAC). In fact, the average GAC for the deposit, based on data from four boreholes, one from each fragment, was 36.6kg/t. It was on the basis of this information and the improved metal recoveries and consequently the excellent financial returns that could be obtained that the decision was made to select the leach process as being the optimum process to recover both copper and cobalt from the Kalukundi oxide deposit.
As soon as assay results were being returned from the drilling programme, SGS Lakefield was approached to re-establish the acid leach analytical method by which the analyses were undertaken to derive the above GAC value. This method measures leachable copper and cobalt as well as the acid consumption and from this, the GAC can be calculated.
Over a period of 20 months as the drilling programme was undertaken and results received, individual borehole core samples were analysed by this method. By the end of the programme, a comprehensive database of these values had been received and processed.  From this database, it was possible to define the acid consumptions and GAC for a full representative cross section of each of the four fragments evaluated at Kalukundi. This is summarised as follows:

Principal Fragment                                       29kg/tonne
Anticline Fragment                                      39kg/tonne
Kii Fragment                                                 33kg/tonne
Kalukundi Fragment                                    29kg/tonne (between surface and 40 to 60m depth)
Average                                                         32kg/tonne
The figures above are based on a total of 1,120 samples from 33 boreholes. An additional 410 samples from nine boreholes were used to define GAC (average 354kg/tonne) within the sulphide zone of the Kalukundi fragment below 40-60 metres.
From this data, it may be concluded that the GAC for the majority of the deposit is relatively low. Consequently, the oxide ores from all four fragments are amenable to the leaching and SX/EW process which has been selected for the Kalukundi Report.
Performance and Recovery Predictions
The pilot plant testwork returned average leach recovery figures of Cu 98.04% and Co 95.43%.
Leach recoveries from bench scale testwork returned the comparative values as outlined in Table 16.5_1 of the Kalukundi Report.
These results confirmed that similar leach recoveries could be expected in depth as was found at surface. Interrogation of the data led to the following observations:
·                     The intermediate sample has an amount of about 5% of refractory copper mineralization which has reduced the copper recoveries by about 3% relative to the surface bulk sample. Cobalt recoveries are closely comparable.
·                     The deep sample is a composite of material from six boreholes. Borehole K22 drilled into the Kalukundi Fragment intersected mainly sulphide ore material. This hole returned leach recoveries of about 15% Cu and it makes up about 13% of the composite sample. Thus if this material were excluded, copper recoveries of up to 93% could be expected in the Deep oxide zone of the other three fragments.
It is interesting to note that the cobalt recoveries in the deep sample are not similarly depressed. This is possibly because in BH K22, a significant proportion of the carrollite has been converted to sphaerocobaltite (Co-carbonate) which leaches readily.
Mineral Resource and Mineral Reserve Estimates
Geological Interpretation and Modelling
There are several orebody fragments exposed at the surface at Kalukundi. Four of the fragments will be mined, these being the:
·                     Principal;
·                     Anticline, located 300m northeast of the Principal fragment;
·                     Kalukundi, located 2.7km north north-east of the Anticline fragment; and
·                     Kii, located 400m north of the Kalukundi Fragment.

Geological interpretations were carried out by Africo staff and provided to RSG Global as string files and wireframe files (* dxf) from original work in GEMCOM software. RSG Global imported this data and built Datamine wireframes based on the files provided.
Interpretations are based on surface mapping and projections to drillhole intercepts at depth. Projections of the units below the deepest drillhole intercepts were made based on reasonable geological extrapolation. While the paucity of sampling at shallow depths remains, recent infill drilling has improved confidence in the grade of this zone. Confidence in the continuity of the units however, is considered excellent.
Wireframes reflect geology and continuity of lithology rather than mineralisation above a particular cutoff. Care was taken, however to incorporate natural cutoffs within the sequence, for instance the footwall in the RATG is generally a grade footwall rather than a stratigraphic one, as is the hangingwall in the SDB.
RSG Global believes that the interpretations adequately reflect the continuity of the units.  Wireframes have been clipped to borehole intersections. Establishing continuity is complicated in some cases by structural discontinuities. This is particularly true in the Kalukundi fragment where units are repeated in the south-western portion of the fragment.  In cases where the extent of the repetition is uncertain, the affected portion of the model has been classified as inferred. Although in other portions of the project area cross cutting faults cause offsets in the lithologies, these are not considered to be material to the confidence in the broader continuity of the units.
Significant opportunity exists to increase measured and indicated tonnages in the repeated portions of the stratigraphy. Furthermore there is hangingwall and footwall mineralization that cannot be estimated due to uncertainty in its continuity. This and other ‘out of sequence’ intersections represent potential upside for the resource. Preliminary pit optimisation work suggests that these zones will fall within the pit limits and RSG Global considers it likely that they will be defined at a grade control stage and mined.
RSG Global is aware of a Cu-leached, Co-enriched surface profile, but this is still not quantified by sampling. JCI/GeoConsult applied an arbitrary depletion/enrichment to the upper 10m of the mineralised zone. Africo has obtained some samples within the depletion/enrichment zone, and these suggest that the depletions and enrichments are not uniform over the fragments. RSG Global has consequently not applied a depletion zone to their grade model.
Mining Depletion
There has been extensive artisan mining in the upper 20m of the Principal fragment in particular. This has been focussed on the highest cobalt grades. The extent of this depletion has been estimated and represented by wireframe solids which have been used to deplete the resource for Principal, Kalukundi and Kii fragments. Depletion in the Anticline fragment is considered to be minor and not material.
Statistical Analysis
Compositing
Downhole composites were calculated for all boreholes, within the modelled lithologies, resulting in a nominal composite length of 2m. Composite residuals were retained ‘as is’ rather than incorporated into previous composites or discarding them. The residuals were not utilised for variogram calculation, but were used for interpolation.
Recovery vs Grade
Recoveries have been measured on core runs and not for individual assay samples although there may be six or more meter samples per core run. Consequently, it is sometimes difficult to discern which assay sample has suffered from bad recovery. In a few cases, however, it is clear that there has been upgrading of samples with poor recovery. These samples usually have recoveries of < 50% and show Cu and Co values that are amongst the highest for that unit. Other intervals with low recovery and relatively low grade may also have been enriched due to core loss, some intervals may be depleted by core loss. However, unless enrichment or depletion can be clearly demonstrated, no remedial action has been taken. The database for Kalukundi does not include recoveries for the older holes (Gécamines) consequently; no adjustment can be made for recovery and grade for these holes.

Statistical analysis of the main RATG unit for the Kalukundi Fragment indicates that there is generally no correlation between grade and recovery (Figure 17.3.2_1 of the Kalukundi Report). The poorest recovery for this unit was 22%, corresponding to the highest grade of 23.9% Cu. It is likely that this sample was upgraded by the loss of lower grade material, but also possible that the poor recovery was the result of high grade mineralisation causing the core to be especially friable, or a combination of both. In this case, the grade was downgraded to the preceding down-the hole grade of 7.27% Cu prior to compositing. There is also evidence of upgrading of the Co grade for this interval and this has also been cut to the previous interval of 0.08% Co.
Samples considered to be enriched through core loss are listed in Table 17.3.2_1 of the Kalukundi Report.  Remedial action is also listed in this table.
Distributions
RSG Global studied distributions for each unit, within each fragment, for Cu, Co and bulk density. Due to the numerous permutations descriptive statistics and histograms for each are not presented here, but the following general comments are considered relevant.
·                     The distributions of both Cu and Co are generally negatively skewed. Cu grades are in the range between 0 and 30%. Cobalt is between 0 and 12.4% before compositing. After compositing to 2m and adjustment for recovery copper grades range between 0 and 16% and cobalt grades range between 0 and 6.8%. The distributions are not considered to be strongly skewed, and no cutting of samples has been applied.
·                     The distribution for bulk density approximates a symmetrical distribution, with a very slight negative skew. The low side of the density tail extends to 1.63t/m3 as a result of the reduction in density during weathering and the presence of vugs in silicified material.
·                     The separation of lithologies within fragments and the use of hard boundaries for hanging and footwalls simplify the estimation process as it reduces the range of Cu and Co values used to estimate each unit, but reduces the number of samples available to estimate each particular unit.
Block Modelling
RSG Global constructed two block models for each fragment, first an orthogonal model with blocks aligned to the Cartesian co-ordinates and second a rotated block model with coordinates aligned to the dip of the deposit. Although RSG Global considered the rotated model to be superior in terms of volumetric interpretation and interpolation, the orthogonal model was very similar in terms of interpolated grade and modelled tonnage, and was more practical to use because the models had a common block prototype and could be added to form a deposit wide model. Furthermore, the orthogonal model was useful for conversion to other software formats (e.g. GEMCOM). Consequently, reporting and mine planning was carried out using the orthogonal block models.
RSG Global used the following parent block sizes:
·                     Rotated, 25m x 10m x 5m in the rotated X, Y, Z directions, i.e. along strike, down dip, across dip respectively.
·                     Orthogonal, 20m x 20m x 10m in the X, Y, Z Cartesian directions.
Sub-celling was allowed to provide for good volumetric representation.

Only orthogonal models are tabulated in the resource statement.
Grade Estimation
Variograms
RSG Global calculated and modelled variograms for Cu, Co and BD at the end of July 2005. Since then, some additional drillholes have been added to the data set, specifically drillholes in the shallow portions of the mineralisation. The current estimation is based on variography defined before the infill drilling results were available. While the variography may have changed slightly with the new data, RSG Global does not believe that this will materially change the interpolated grades.
RSG Global calculated variograms for each unit, within each fragment, and separately for structural repetitions within the fragments. Due to the numerous permutations, plots of experimental and modelled variograms are not reproduced here.
Due to limited availability of drillholes, directional variograms are generally poorly defined.  Consequently, most variograms were modelled based on omnidirectional experimental variograms. Some of the variograms in the Anticline fragment showed sufficient structure to support the use of anisotropy. Notwithstanding the use of omnidirectional variograms, there are still insufficient samples to clearly define structured variography in many cases.  RSG Global believes that this is due to paucity of sample pairs rather than the result of inherently unstructured variography, and has interpreted model variograms in spite of variogram noise. In cases where confidence in the structure of the variography is extremely low, a 100% nugget variogram was applied. Variograms used are listed in Table 17.5.1_1 of the Kalukundi Report.
Search Parameters
Stepped search parameters were used with a base search of 90m (rotated X axis, along strike) x 50m (rotated Y axis, down dip) x 30m (rotated Z axis, thickness). For most blocks the use of hard stratigraphic boundaries negates the Z search restriction. This initial search was aligned to the strata dip and designed largely on the sample pattern rather than variography. An octant search was applied with a minimum of two octants and two samples per octant and a maximum of 20 samples per block. This basic search was used for Cu, Co and BD.
A second pass search was designed using a search distance of approximately 90% of the total variance (sill), isotropic searches were doubled for a second search and tripled for a third. Blocks estimated in the second or third pass were generally classified as inferred.  Bulk density values that remained unestimated were assigned average density values.
GAC searches were set at 50m x 50m x 50m, increasing to 450m to ensure that all blocks are informed. A minimum of one sample per block was set.
Search and sample selection parameters are listed in Table 17.5.2_1 of the Kalukundi Report.
Estimation Strategy
Grade and bulk density interpolation was carried out using ordinary kriging with variogram parameters as defined in Table 17.5.1_1 of the Kalukundi Report and search parameters as defined in Table 17.5.2_1 of the Kalukundi Report. GAC was estimated using inverse distance squared.
Classification
Classification of the mineral resource at Kalukundi was carried out in a subjective/objective manner, based on RSG Global’s experience in estimating and exploiting stratigraphic Cu-Co deposits in the Lufilian Arc. Due consideration was applied to continuity of the units, number of drillholes intersecting units and especially tectonic fragments of units, and continuity of grades. Where the continuity of tectonic fragments was uncertain, the zones were classified as Inferred Resource.

RSG Global considered confidence in the grade estimates to be good, even though drillhole density was limited down dip. Confidence was supported by low grade variability and low skewness parameters.
Consequently all material falling between adjacent boreholes at a nominal spacing of 50m was initially classified as Measured Resource. A thin rim of Measured Resource was projected beyond the last boreholes on each section, and a further rim of Indicated Resource was interpreted beyond that. Cognisance was taken of the rapid increase in kriging variance beyond the last borehole on each section in defining the limits of Measured and Indicated Resources.
There remains a deficiency of sampling in the near-surface zone, which has consequently been classified as inferred. The extent of the inferred has, however been significantly reduced since infill drilling results became available in November 2005.
Some of the mineralised intercepts exhibit poor core recovery. This factor inherently reduces confidence in the grade estimate. Where appropriate, RSG Global adjusted grades from zones of very poor core recovery, but in most cases did not believe that the poor core recoveries materially affected confidence in the resource estimate. RSG Global further recognises that obtaining good core recovery in oxidised and friable material is not practical in many cases and that most of the samples obtained are probably the best possible. Nevertheless, RSG Global recommends that for future resource delineation drilling, emphasis should remain focussed on employing suitable methods and experienced contractors in order to provide the best practical core recoveries.
Resource Reporting
Resources for the Kalukundi Deposit are tabulated in Tables 17.7_1 to 17.7_4 of the Kalukundi Report. Figures are shown at a 1.5% Cu equivalent cutoff. The Cu equivalent cutoff has been calculated on the basis of a 12:1 Co:Cu revenue basis which in turn is based largely on price ratios. As metallurgical and other economic factors are still under evaluation in the Feasibility Study, factors such as net smelter return have not been incorporated.
For the purpose of this exercise, only resources above 200m below surface have been considered “potentially economically extractable”. Inferred Resource models exist below this, but they would most likely have to be extracted using underground methods. No evaluations of underground parameters have yet been carried out and hence no resources have been quoted below this level. Furthermore these resources are predicated on very limited drilling information. Significant exploration potential is suggested by these models.
Reserve Estimates
The Project mineral Reserve estimate as of May 2006 is reported in Table 17.8_2 of the Kalukundi Report. All stated Reserves are completely included within the quoted Resources. The input parameters used in Reserve estimate are described in Section 23 of the Kalukundi Report. For ease of reference, however, a summary of the most pertinent input parameters is provided in Table 17.8_1 of the Kalukundi Report.
The reported reserves have been compiled by Mr John Hearne. John Hearne is a Member of the Australian Institute of Mining and Metallurgy (AusIMM) and an employee of RSG Global. He has sufficient experience, relevant to the style of mineralization and type of deposit under consideration and to the activity he is undertaking, to qualify as a Competent Person as defined by the JORC code.

Other Relevant Data and Information
All monetary amounts expressed in the Kalukundi Report are in United States of America dollars (US$) unless otherwise stated.
The term “ore” is used for convenience throughout the Kalukundi Report to denote that portion of the Measured and Indicated mineral resources that have been converted to Proven and Probable mineral reserves.
The reserve estimate has been determined and reported in accordance to the CIM definitions referred to in NI 43-101. Furthermore, the reserve classifications are also consistent with the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’ of December 2004 (“JORC Code”). The reserve classifications for both reporting systems are essentially the same, with only minor semantic differences in the naming conventions. Reserves are called “Ore Reserves” under the JORC Code and “Mineral Reserves” under the CIM standards. “Proved Reserves” under the JORC code are called “Proven Reserves” under the CIM Standards. The reserve naming convention for both systems is summarised in Table 18_1 of the Kalukundi Report for the sake of completeness.
A full listing of abbreviations used in the Kalukundi Report is provided in Table 18_2 of the Kalukundi Report.
Interpretations and Conclusions
The Kalukundi project in the DRC represents a high grade Cu-Co deposit developed in the Mines Series of the Lower Roan Sequence preserved in a number of tectonic fragments within a melange or breccia zone. Resource models have been developed which meet international industry standards. Co is dominant in the value of the mineralisation, while copper still makes a very significant contribution to the overall metal value.
The previous inferred resource has been improved through close spaced drilling and converted to 12.2Mt of Measured and Indicated Resources plus 9.3Mt of Inferred Resources to a comparable vertical depth of 150m. Additional Inferred Resources of 5.8Mt have been delineated to a depth of 200m below surface.
The study demonstrates that an economically viable mining operation can be developed at Kalukundi with production possible in late 2008.
The current financial models are based on the scenario of 100% equity financing for the project. This, coupled with a conservatively projected base price of copper and cobalt gives a project IRR of 14.7%. The anticipated project payback time is less than four years.
Recommendations
Geology
Shallow infill drilling using RC methods for grade control purposes should be commenced prior to start up mining operations. Preliminary surface evaluation work will be commenced well in advance to guide this work.
An evaluation of the hangingwall oxide ore copper mineralisation must be undertaken to establish the continuity of this material along strike.
Surface exploration of the Kesho fragment must be undertaken and drilling planned to define the oxide resources on this fragment. This work should be undertaken prior to commencement of mining operations. The same should be done for the Kinshasa fragment, but will be dependent on the results of preliminary surface evaluation work.

A programme of deeper drilling should be planned for the Principal, Anticline and Kii fragments to establish the depth of the exploitable oxides and the nature of the oxide sulphide transition zone at depth. Timing for this drilling is not urgent, but information gained would allow for mining operations to take account of transition mining from open pit to underground operations. Thus commencement of this programme should not commence later than two years after production commences.
Future analytical programmes should include the use of certified reference standards.
Mining
The Kalukundi Report recommends that Africo proceeds with:
·                     Development of a detailed mine implementation program.
·                     Compilation of tender documents for mine contracting and subsequent tender process.
·                     Consideration and evaluation of Africo supplying some major mining consumables (e.g. fuel and explosives) to share some risk and reduce contract mining costs.
·                     Geotechnical evaluation of the blasting and ‘diggability’ of the rock.
·                     Bench height optimisation for mining dilution and recovery control.
·                     Risk based geotechnical and geohydrological evaluation, which may lead to steepening of wall angles.
·                     Personnel recruitment, policies and procedures and training.
·                     More detailed or updates to mine design, scheduling and budgeting.
·                     Design and implementation of a number of technical and production systems and procedures.
·                     Source local earthworks and civil contractors and machinery.
Opportunities exist in most areas of the project to be more rigorously investigated during the detailed engineering phase and to firm up certain assumptions, thereby mitigating and or removing some of the risks that have been identified during the FS.
Additional Requirements for Technical Reports on Development Properties and Production Properties
Mining
Mining Approach
It has been assumed that the Kalukundi Project will involve a conventional open pit, selective mining exploitation method, employing a mining contractor.
Drilling and blasting will be performed on 5m high benches, with blasted material excavated in two discrete flitches, each nominally of 2.5m height.
The mining equipment that is considered to be suitable for Kalukundi would depend on the final mining contractor fleet but include up to 100t back hoe excavators for mining and haul trucks with a payload capacity of between 20t and 35t.
Recommended Slope Design Parameters
Ground conditions influencing open pit wall stability and excavation requirements for the various pits were assessed by Knight Piésold.

It is estimated that the zone of oxidation related to weathering extends down approximately 40 to 60m below surface for the Kalukundi fragment and to between100 to 130m below surface for the other fragments. The deeper pits will have a significant effect on the stability of pit slopes as well as drill and blast requirements for the project.
Recommendations for batter height, batter angle and berm width have been provided for each domain. The shape of the wall has been blended in the different weathering horizons requiring different batter heights.
The recommended slope design parameters are based on an assessment of deeper seated failure. However, the potential occurrence of smaller-scale, near surface instability due to blasting and/or mining induced stress damage behind pit limit faces cannot be discounted.  Areas of potential rockfall hazard in terms of recommended slope design parameters have therefore been assessed in terms of potential trajectories of blocks of rock rolling/falling down the recommended pit slope geometries. The importance of mining clean bench faces and removing potentially unstable blocks of rock is emphasised.
Knight Piésold has concluded that the level of naturally induced seismic hazard at the Kalukundi site is sufficiently low, to the extent that the use of slope design methods with seismic loading included is not considered necessary.
The slope stability assessment and design was developed assuming that the pit dewatering system will comprise a pit sump dewatering system with appropriate stormwater control only. Should further study show that slope depressurisation by means of a network of vertical drainage wells is feasible, slope designs presented in the Kalukundi Report can be reassessed with a view of steepening some of the pit slope geometry proposed accordingly.
Contract Mining
It was assumed that contract mining would be employed to carry out all mining related work. An owner mining cost model was developed based on first principles to provide a comparison against this and future contract mining tender submissions.
Requests for Quotations (RFQ) on the project were sent to a number of mining contractors that had been identified as having current work or the ability to work in the DRC.
The RFQ documentation was based on a preliminary mine production schedule that was developed in July 2005 for the project. The schedule was predicated on a preliminary pit optimizations and pit designs.
Two contracting groups informed RSG Global that they intended to form a joint venture company for operations in the DRC and one contractor provided a quotation on behalf of the joint venture.
This contractor quote and the first principals mining cost estimate are within 5% of each other and indicate that the single contractor quote received forms a reasonable cost basis for the mining section of the FS.
The contractor equipment requirements and mining costs that were submitted are budget estimates only, based on a preliminary mining schedule. It will be necessary to obtain final contract estimates in an open mining tender, based on the final mining schedule.
Pit Optimisation
Pit optimization studies have been undertaken for all four deposits. Pit optimizations were carried out using the Whittle Four-X pit optimization software package.
The small size of the proposed primary load and haul equipment lends itself to highly selective mining practices. Mining dilution was set to 3% at zero grade and a mining loss of 2% has been assumed.

The input parameters adopted for the pit optimization cover a wide range of disciplines and as a result, a number of specialists have been involved in determining these parameters.  The principal input parameters used in the pit optimization and the specialists responsible for determining these parameters are listed in Table 23.2.4_1 of the Kalukundi Report.
The revenue parameters supplied are as outlined in Table 23.1.4_2 of the Kalukundi Report.
A summary of the principal costs associated with mining are shown in Table 23.1.4_3 of the Kalukundi Report.
The processing costs for the Leach & SX/EW plant have been estimated by MDM. These take into consideration the low GAC figures for the near surface ore and the increasing GAC values with depth.
The processing costs vary by depth as shown in Table 23.1.4_4 of the Kalukundi Report.
The recoveries for each fragment were supplied by MDM and are variable, dependent on grade, depth and material type.
The project general and administration cost was supplied by MDM at $7.2M/year.
Once production begins, the owners will be required to pay royalties to the DRC government in accordance with current mining legislation which imposes a royalty tax payable on the sale of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals. Thus Africo will be committed to payment of a 2% royalty on net sales to the government.
In accordance with an agreement with Gécamines, a 2.5% royalty on gross sales is payable to the JV partners.
The Whittle Four-X financial analysis was carried out using the following base assumptions and parameters:
·                     Mill throughput: 0.72 Mtpa.
·                     Mill limiting – i.e. sufficient waste is removed each period to enable the required milling rate to be maintained.
·                     Discount rate – 10%.
Three cashflows were produced for each analysis:
·                     Undiscounted Operating Cashflow.
·                     Best Case Discounted Operating Cashflow– Each incremental pit is removed prior to advancing to the next adjacent incremental pit. The cashflow schedule is the equivalent of multiple pushbacks.
·                     Worst Case Discounted Operating Cashflow– Each bench is mined out prior to moving to the next bench, using the optimization block height as the default bench height. The cashflow schedule is the equivalent of top down ‘flat’ mining.
An actual mining schedule will most likely lie between the two extremes of Worst Case and Best Case as described above.
The cashflows, as described above, are exclusive of any capital expenditure or Project start-up costs and should be used for pit optimization comparison purposes only. No Net Present Value (NPV) can be derived from these cashflows.

Pit Optimisation Results
Based on the highest average discounted cash flow, Whittle pit shell 16 gives the optimum result, i.e., the optimal four pits for the four fragments. Pit shell 16 contains some 8.6Mt of mill feed at 2.49% Cu and 0.69% Co. Some 32Mt of waste are contained within the pit with a stripping ratio of 3.7:1. The undiscounted operating cash flow, exclusive of capital and start up costs, is $821M.
The optimum pit shell based on the maximum undiscounted cash flow is pit shell 21. Pit shell 21 contains some 8.8Mt of mill feed at 2.49% Cu and 0.69% Co. Some 34.2Mt of waste are contained within the pit with a stripping ratio of 3.9:1. The undiscounted operating cash flow, exclusive of capital and start up costs, is $823M.
The pit optimisation results are shown in Figure 23.1.5_1 of the Kalukundi Report
Mine Design
Detailed pit design work for both deposits was carried out based on the optimum pit shells as described above.
The pit slope parameters as provided by Knight Piesold were used for the detailed pit design work. A 15 m wide dual access ramp was selected for the detailed mine design work, which allows for a safe operating width of three truck widths plus a windrow in the case of a 35 t dump truck. The ramp gradient is set at 1 in 10. The pit haul road designs have been orientated to exit the pit to minimise the ore haulage profile to the process plant.
Due to the small scale of the individual pits, staged development has not been undertaken.
The main electrical power line into the Democratic Republic of the Congo runs over the southern end of the Principal fragment. MDM have directed that this power line will not be realigned to allow the mining of the entire Principal fragment. The Principal pit has been designed to have a standoff distance of 50m from the pit crest to the power line. This allows for a 30m wide service corridor to be maintained along the power line and an additional 20m accommodating surface drainage, bunding and access along the pit crest.
Table 23.1.6_1 of the Kalukundi Report provides a summary of the material breakdown as contained within the final pit designs
Figure 23.1.6_1 of the Kalukundi Report shows the final design for the Kii and Kalukundi pits, located to the north of the process plant, and Figure 23.1.6_2 of the Kalukundi Report shows the final design for the Principal and Anticline pits, located to the west of the process plant.
Waste Dumps
The waste dumps have been designed to Western Australian standards and the parameters used are:
·                     Face slope                                  20º
·                     Bench height                              20m
·                     Berm width                                 10m
·                     Overall slope                              18º
Furthermore, the waste dump capacities have been based on a swell factor of 20%. No allowance for any in-pit or exhausted pit backfilling has been made.

The waste dump positions have been determined by taking into account geologically prospective ground, the existing drainage patterns, waste haulage profiles and the space and infrastructure issues required for the planned operations. A condemnation evaluation programme was undertaken to establish, with as high a degree of confidence as possible, that areas delineated for development of mine infrastructure and waste dumps would be positioned such as to avoid sterilisation of currently hidden or unexplored mineralization that could in the future become exploitable ore resources.
As the pit is developed, temporary haulage ramps will be used to minimise waste haul distances for ROM pad and waste dump development.
Mine Production Schedule
Following a number of plant reviews during the study, the process plant throughput was increased from the 720,000t/year used in the optimisation to the 800,000t/year used as the basis for the final mine schedule.
The mine production schedule was developed using Microsoft Excel.
Scheduling was carried out on a bench by bench basis for all the pit designs.
The schedule was required to achieve the following criteria:
·                     Maximum Cu grade of 3.03% to achieve 800,000tpa throughput
·                     Maximum Co grade of 0.66% to achieve 800,000tpa throughput
·                     Maximise the value of the project
·                     Copper and Cobalt metal production to remain as constant as possible over the life of mine
·                     Maximum annual vertical mining advance of 40m
In order to reduce pre-production capital cost, it was assumed that only part of the ROM pad will be built, ready for plant commissioning and that the ROM pad will be extended with suitable waste during ongoing mining after plant commissioning.
After the prestrip period of six months, mining is scheduled at a rate of 7.3Mtpa for the first year then 6.3Mtpa for the second year. After Year 2 and until the end of mining in Year 11, the mining rate steadily decreases in line with the decreasing strip ratio of the pits.
The timing of the pit development is as follows:
·                     Pre-production commences in Quarter 2, Year 0 from the Principal and Kii pits.
·                     Kalukundi Pit commences in Quarter 4, Year 2.
·                     Anticline Pit commences in Quarter 4, Year 2.
The summary schedule is shown in Table 23.1.8_1 of the Kalukundi Report.
Total material movement and the individual pit contribution is shown in Figure 23.1.8_1 of the Kalukundi Report.
Recoverability
There are four fragments which contribute to the currently defined ore resources at Kalukundi. The shape of each of the fragments is different and as may be expected the chemical characteristics of each of the fragments are slightly different. There are more similarities than differences. The features common to each of the fragments are as follows:

·                     Same or similar lithologies
·                     Similar bulk densities.
·                     Each has been subjected to deep oxidation processes which have resulted in the conversion of sulphide Cu & Co ores to a suite of oxide minerals.
·                     Similar ore mineralogy
·                     The leachable characteristics of the oxide ore mineral suite is the same or very similar for each fragment.
Pervasive oxidation of the original sulphide ores has taken place to different depths in each of the fragments. This is a very important issue to understand and to define. Definition of the changeover to sulphides comes from studying the borehole core and leachable copper assays. The best drill coverage occurs in the zone from near surface down to 100m.
Processing costs have been evaluated in detail by MDM on the basis of the Pilot plant testwork results and associated bench scale leach test data. The main variable factor in these costs is the sulphuric acid and the SO2. consumption.
The amount of acid and SO2 used and hence the processing costs will be influenced by the gangue acid consumption of the ore and the cobalt content. These figures have been closely scrutinized by Mintek and MDM to arrive at acid and SO2 consumptions for the deposit based on the current testwork as shown in Table 23.2_1 of the Kalukundi Report.
From interrogation of the results achieved by Mintek and from discussions with MDM, a table of copper and cobalt recoveries (Table 23.2_2 of the Kalukundi Report) was compiled using the above recovery figures and by applying the following assumptions:
To convert the leach recoveries to metal recoveries, the following process losses derived from the pilot plant testwork have been applied:
·                     -1.93% for copper.
·                     -14.29% for cobalt.
·                     -3% to allow for losses incurred from up-scaling from pilot plant stage to full operating plant status. This would apply to all depths.
·                     -2% - This is to allow for lower plant recovery efficiency in the first year of start up operations.
For the zone between 10m to 30m, an average of the Bulk and Intermediate recoveries is applied.
For the Deep zone, the same copper and cobalt recoveries are applied as for the intermediate zone.
All of the figures in italics in Table 23.2_2 of the Kalukundi Report are assumed to lie within an oxide sulphide transition zone. Here the leach recoveries to metal are estimated from the SGS leach assay figures.
No estimations of recoveries are warranted for the potential ore below 150m vertical depth at this stage due to the paucity of data at those depths. Also this ore would fall essentially into the category of sulphides, which can only be recovered via a concentrator. Deeper drilling will be needed to define the depth extent of the oxide/sulphide interface.
Sulphides have not been quantified by testwork.

The processing costs have therefore been calculated from a component of fixed costs of US$29.54/tonne to which the costs of sulphur have been added in proportion to the progressively increasing consumption of sulphur projected in depth from the testwork.
Bench and pilot plant scale testwork carried out on the three main composite samples returned differing acid consumption figures for each of these samples. The leach recoveries were found to be similar, but the GAC values increased significantly in depth.
This data is set out in table 23.2_3 of the Kalukundi Report
The fact that the GAC increases in depth has been taken into account by MDM in the estimation of processing costs for the three zones, bulk, intermediate and deep. From the pilot plant testwork it was established that the SO2 consumption is higher near surface and decreases in depth.
From the above figures, it can be seen that the costs of both acid and SO2 make up a very significant component of the process operating costs.
Process Flowsheet
The testwork indicated that the Kalukundi ore could be processed using a single stage crushing circuit followed by a conventional SAG / ball milling circuit with the ball mill in closed circuit with a cyclone.
The ore requires leaching for twelve hours at 25oC and 30% solids, using 150g/l sulphuric acid and sulphur dioxide as leaching agents. Co and Cu leaching efficiencies of greater than 94% and 97% respectively were consistently achieved. Overall recovery after losses in processing was between 93% and 89% for Cu and between 78 and 70% for Co.
The leach product is then washed in a 6 stage counter current decantation plant to ensure a clarified liquor is sent to the copper recovery circuit whilst keeping losses due to entrainment below 1%. The copper recovery circuit consists of copper solvent extraction step where the copper is moved to an organic phase before being stripped to produce an advance liquor that is treated in the copper tank house. The copper tank house produces cathode plate that will be sold. A bleed stream from the copper circuit is sent to the cobalt recovery circuit.
The cobalt circuit consists of several purifying steps where impurities like iron, aluminium, manganese, zinc and finally copper are removed before the purified cobalt liquor is sent to solvent extraction circuit where cobalt is loaded onto an organic phase before being stripped to produce the advance solution that is treated in the cobalt tank house. The cobalt tank house produces cobalt cathode that will be binned and sold.
Plant Design
The Kalukundi plant is designed to recover Cu and Co from a copper/cobalt ore body consisting of four fragments, namely Principle, Anticline, Kalukundi and Kii, at a total treatment rate of 800,000tpa, at an average feed grade of 2.37% Cu and 0.69% Co over the life of mine. The proposed Kalukundi plant design is based on conventional, well understood, tested and proven technology.
Ore from the pits is delivered to the ROM pad where blending will take place to ensure equalised feed to the plant. Ore from the ROM pad is sent to a single stage crushing circuit to generate a crushed product that passes 160mm. The crushed product is stockpiled before being fed to milling plant. The crushing plant is designed to have 85% operating utilisation out of an eight hour shift basis. The remaining time each day will be available for maintenance, offering up to 16 hours/day for scheduled maintenance purposes.

The stockpiled ore is reclaimed using apron feeders and fed to the milling plant at a steady rate of 95tph. MDM examined a number of alternative milling and leach size scenarios to determine an optimum power consumption solution for the plant. The optimum power consumption was achieved utilising an open circuit SAG mill followed by a closed circuit ball mill to grind ore down to 75% passing 75µm. Testwork conducted by MINTEK has confirmed the ore to be amenable to SAG milling and the circuit has been designed accordingly. The milling plant is designed to operate at 95tph and have 91% operating utilisation, which includes eight hours per week for scheduled maintenance purposes.
The milled ore feeds the thickener where excess water is removed before thickener underflow is fed to a belt filter. The dewatering steps are used to reduce the water consumption in the plant and also to prepare the leach feed with raffinate used in the leach circuit. The leach circuit consists of four leach tanks per stage for a total residence time of twelve hours. Most of the copper is leached during the time in the first two tanks where Sulphuric Acid (H2SO4) is added, while the cobalt is leached in the latter tanks. Sulphur Dioxide (SO2) is added to the last two tanks to help the cobalt leach process. The leach product flows to the first of six counter current decantation (CCD) thickeners.
Raffinate from the Cobalt Solvent Extraction area is added to the last CCD thickener as a washing liquor. The overall wash ratio in the CCD area is approximately 1.3. This ratio minimises the entrained losses during washing while still achieving the required pregnant liquor solution (PLS) grades for Copper and Cobalt. In the CCD thickener circuit the slurry is pumped downstream from CCD1 whilst the liquor is pumped upstream from CCD6. The PLS from CCD1 is pumped to the Pinned Bed Clarifier whilst the Underflow is pumped from CCD6 to the tailings treatment tank. The pinned bed clarifier is utilised to ensure no solids enter the solvent extraction (SX) phase of the process.
The pinned bed clarifier overflow is pumped to the primary copper SX where copper is extracted from the PLS and loaded onto an organic LIX984N before being stripped of the organic by a 200g/l H2SO4 strip solution. The stripped organic is re-used whilst the loaded aqueous stream or advance electrolyte is pumped to the copper electrowinning plant. The cobalt rich, copper stripped, raffinate is pumped to the raffinate storage tank from where it is pumped to the filtration and leach areas as make-up solution whilst a bleed stream is sent to the cobalt recovery section of the plant.
In the cobalt recovery section, it is imperative that the electrolyte sent to cobalt electrowinning is cleaned of all metals that could co-deposit and reduce the grade of cobalt metal. The first metal removed is iron, which is oxidised to the ferric form and precipitated out using lime.
The clarified Iron removal thickener overflow PLS flows to the secondary copper SX where the PLS is scavenged to remove any remaining copper using the stripped organic from the primary copper SX area. The clarified PLS is sent to the aluminium removal section whilst the copper loaded organic is returned to the primary copper SX area.
The secondary copper SX PLS is further purified by precipitating out aluminium using lime.  The first stage thickener underflow is pumped to the tailings treatment tank whilst the overflow flows to second stage where some more lime is added to purify the PLS further.  The second stage product is sent to the second stage thickener from where the purified PLS overflow flows to the manganese and zinc (Mn/Zn) SX plant. The underflow from the second stage thickener is returned to the iron precipitation section.
In the Mn/Zn SX plant, the manganese and zinc is extracted from the PLS using di-2-ethyl hexylphosphoric acid (DEHPA). The manganese and zinc is then stripped from the DEPHA using a 150g/l H2SO4 strip solution. The manganese and zinc rich aqueous phase is then pumped to tailings and effluent treatment. The clarified PLS is pumped to the copper ion exchange (IX) plant.
The PLS is pumped to the IX columns where the remaining copper is loaded onto the resin.  The copper barren solution is pumped to the cobalt SX plant. A two molar H2SO4 eluant is used to strip the copper from the resin before returning the eluate solution to the copper leach circuit to recover the eluted copper. The resin is regenerated using sodium hydroxide.

In the cobalt SX plant, cobalt is extracted in five extraction stages using Cyanex 272 as the organic phase. The raffinate from the cobalt SX extraction phase is returned to the CCD area. The loaded organic is pumped to the cobalt SX scrubbing and stripping where the cobalt is stripped from the organic. The stripped organic is returned to the extraction phase whilst the cobalt rich advance solution is pumped to the cobalt electrowinning section.
In both the copper and cobalt electrowinning areas, the advance liquor is heated through heat exchangers. Guar is added to the pregnant electrolyte as a smoothing agent for the cathodes. Copper electrolyte is pumped to the copper tank house which consists of 100 cells each with 43 anodes and 42 cathodes of 1.1m by 1.0m in size. Copper is plated on the cathode and the cathodes are periodically removed for stripping before the cathodes are baled for transport. Cobalt electrolyte is pumped to 36 cells consisting of 43 anodes and 42 cathodes of 0.75m by 1.0m in size. Cobalt is plated on the cathodes and the cathodes are periodically removed for stripping. The cobalt metal plate is brittle and will be shipped in drums.
All the discard streams in the plant are pumped to the tailings and effluent treatment tank where lime is added to neutralise the slurry before it is pumped to the tailings dam some 3.5 km from the metallurgical site. Return water from the tailings dam is pumped back to the plant and is used as part of the plant water requirements. In order to best utilise the limited water available in the area, water is re-circulated and retained in process where possible. The only water leaving the process will be in the tailings stream.
To ensure the quality of the copper cathode and cobalt final product, the final product bin and storage area will be housed in a roofed area. In addition the design provides for all the required offices, warehouses, service buildings etc.
Tailings Management
Golder Associates Africa Pty Ltd (Golders) established that the project requires a tailings disposal facility that can accommodate 12Mt of tailings at a deposition rate of 60,000tpm over the life of the project. The life of the current project is currently 10 years. Allowance (in concept only) has been made for future expansion of the facility to 17 years capacity at present rates.
A spigot deposition method has been adopted for optimised water return and creating a safe and stable tailings dam. Storm water diversion trenches, upstream of the facility, will prevent clean storm water from the external catchment flowing onto the tailings disposal facility. Catchment paddocks will contain eroded solids and surface runoff from the side slopes during the operational stage of the facility.
A gravity penstock system will return supernatant to the return water dam. The return water dam pump station will return water to the plant for re-use in the process. The water balance indicates that approximately 40% (average) of the operations water will be returned to the plant.
Infrastructure
Knight Piésold provided the geotechnical services for the plant site foundations.  Investigations included test pitting, laboratory testing of selected samples and borehole drilling and logging to depths of 30 metres at the plant site.
All buildings are either concrete with brick infill or structural steel framed with brick infill, all with galvanised steel roofing. All buildings are suitably furnished and electrically fitted for purpose. The construction will be done using the main contractors’ supervisory personnel and local labour. Raw materials i.e. sand, stone and blocks will be sourced locally with cement and all hardware being imported.
Raw water usage requirements for the project are estimated at 1,387,400m3/year. A water pumping station has been planned to pump the full requirement of water from Lake Nzilo, on the Lualaba River, 22km to the site in a buried steel pipeline into the plant raw water storage dam. Water will be drawn from the storage dam water for plant make-up, fire and potable water. The fire water is pumped to a fire water ring main by a dedicated electrical and standby diesel pumping system. The raw water will be treated through a chlorination plant for the production of potable water prior to storage in two separate storage tanks.  The plant and camp sewerage will be treated in two bio-filter plants with the grey water being discharged to the environment.

The plant access road will be rehabilitated prior to the rainy season to allow delivery of the materials and equipment required for the early start program. The roads will receive ongoing maintenance during the life of mine. All in-plant and camp roads will be HD interlocking blocks laid on a suitably prepared sub base and will be kerbed.
A provisional sum has been allowed for in the capital cost build up for a rail spur from Kisanfu rail siding to site of approximately 4.8km long. This rail spur allows for all incoming raw materials and consumables to be delivered from source directly to site as well as the export of copper and cobalt to a port for export.
Power at 110kV will be supplied to the plant from the existing National Grid overhead power lines which pass 100m from the plant boundary. Two plant power transformers at 15MVA each, will be situated in the plant main switchyard. Power distribution on site will be at 11kV. Plant power will be distributed from the main plant switchgear room. Based on the total installed kW and the relevant power correction factors applied to the absorbed kW ratings the plant will have a 100% redundancy factor based on the above transformers.
The entire concession area will be fenced with a 1.2m high four strand barbed wire fence.  The process plant lay down and camp areas will be fenced with a 2.4m high fence with razor wire top resulting in a total height of 2.6m. Double gate access will be provided at all security access points.
All combustible solid waste will be removed off site to a waste disposal site for incineration.  All used spares, scrap, used oil and redundant neutralized products will be removed from site by the various contractors for disposal in one of the closest towns where these products would be sold as scrap.
Markets
Copper
Copper is a mature commodity from the point of applications. No single new application is likely much to alter the rate of growth in copper consumption. The major use is in wire rod for electric conductor applications. Semi-fabricated mill products - tubes, rods, bars, sections, sheet, strip and plate - are collectively significant although no one product group has a dominant influence on total consumption.
Electrical engineering and construction are directly or indirectly responsible for much of the growth in copper demand. Wire rod is used in electricity transmission cables of all types and overlaps the two sectors. The two main applications for copper tubes are plumbing and air conditioning, both of which are correlated with construction. Sheet, strip and plate are used for ammunition, coinage, building products and coinage.
In the short term, high prices for copper have induced substitution in applications where such substitution is possible. To some extent, aluminium can be used in place of copper in some electrical and electronic applications, such as magnet wire and power cables, both of which use wire rod. Plastic plumbing tubes are an increasingly strong threat to the use of copper in residential construction. In the short term, too, physical shortages of material may sometimes constrain consumption, especially when fabricators find it difficult to obtain their full cathode requirements. In the first half of 2006, cathode availability has become a factor restraining consumption in some markets.
Forecasts for copper demand are largely based on top-down analysis using macroeconomic indicators including industrial production and GDP.

The medium-term outlook for GDP is fairly robust. Global GDP is expected to remain in the 3-4% annual range for the entire 2006-2010 period. China, which is by far the leading consumer of refined copper, is expected to lead the world in GDP growth. Chinese GDP growth is forecast to accelerate from 9.3% in 2006 to 9.9% in 2008, but should slow after the 2008 Olympics and should manage just 6.4% by 2010.
The outlook for industrial production is stronger still. Global industrial production is expected to fall to 3.6% in 2010, but it should exceed 4% per year in 2006-2009 and even 5% in two of the four years. Chinese industrial production is forecast to decline from 14.0% in 2006 to just 9.1% in 2010.
Cobalt
Cobalt has a wide variety of uses, of which chemicals are the most important. In 2005, the chemical industry consumed 52% of total demand. The other large sector of cobalt demand is superalloys, which are non-ferrous alloys used in specific heat- or corrosion-sensitive applications. The remaining cobalt is used in a variety of material-cutting applications and in magnets. The most important of these applications is the category of cemented carbide and diamond tools.
By far the most important single use for Co is in rechargeable batteries. In 2005, Li-ion batteries consumed 11,000t of cobalt in cobalt oxide while Ni-Cd and NiMH batteries consumed a further 2,000t of cobalt in cobalt hydroxide. Batteries are not only the most important application, but have also been the fastest growing. Li-ion cells dominate the market for batteries in mobile phones and portable personal computers.
Both of these applications have enjoyed explosive growth in recent years. The market is expected to mature, and, moreover, battery manufacturers have been working on new formulations of battery cathode materials that use less cobalt per cell.
From 2010 onwards, there may be additional demand for cobalt in Li-ion batteries to come from hybrid electric vehicles (HEVs). These vehicles, which are powered by both batteries and conventional engines, are produced in small volumes at present, around 200,000 units per year. Encouraged by high oil prices, motor vehicle manufacturers are accelerating the development of HEVs. At present, HEV batteries are powered exclusively by NiMH batteries, but carmakers and battery manufacturers are working on solutions that would permit the use of Li-ion batteries.
The other sectors of expected rapid growth from a significant base are cobalt acetate catalysts and superalloys.
The growth of demand for cobalt acetate is linked to substitution in beverage packaging.  Various packaging materials - glass, steel, aluminium, laminated cardboard and PET – are used as beverage containers. Of these, PET has been growing the fastest, taking advantage of rising demand for non-alcoholic and non-carbonated beverages. World PET resin consumption for beverage containers increased by around 12% per year between 1999 and 2005, while total consumption of cobalt acetate increased by 8.2% per year.
Aircraft rotating parts and heat-and corrosion-resistant industrial applications are the major uses of cobalt in superalloys. Around 4,000t of cobalt were consumed in each of these sub-sectors in 2005, out of total cobalt demand in superalloys of 11,000t. The production of aircraft rotating parts (for jet engines) is expected to increase in line with the demand for aircraft. Aircraft deliveries started to recover in 2004 following a long period of erratic growth, and aircraft and jet engine manufacturers alike predict that the recovery will be sustainable. The continued expansion in demand for commercial air travel, especially in Asia, is expected to help underpin the growth in aircraft deliveries. Industrial applications for superalloys have shown strong growth historically and this is expected to continue.
The overall outlook for supply and demand is close to balance out to 2010. This balance is extremely dependent upon the continuing trade in crude cobalt units from the DRC and the refining in China. After 2010, the future supply demand balance is going to be very dependent upon the timing of new probable and possible projects. The demand for cobalt in batteries will also be extremely important.

Contracts
Total cost of transporting the metal, insurance, wharfage and other harbour charges up to FOB status as estimated by MDM.
The marketing cost and commissions have been estimated as 2% of the gross revenue.  This also covers the administration charges of 1% levied by agencies in the DRC on facilitating exports.
Environmental
Objectives
Swanmines is committed to pollution prevention and responsible environmental stewardship in their sphere of operations at all stages of the Kalukundi Project. This commitment will be strictly followed during initial development and design through construction, operation, commissioning, decommissioning and post-closure environmental and safety monitoring.
To achieve these commitments, Swanmines will:
·                     Ensure compliance with Congolese mining and environmental regulations;
·                     Integrate environmental protection into all exploration activities;
·                     Identify, assess and manage environmental performance;
·                     Work with Government and relevant authorities to develop effective, efficient and equitable measures to minimise the environmental effect of Company activities;
·                     Require contractors and suppliers to embrace and comply with the Company’s Environmental Policy;
·                     Ensure all employees understand and are given the opportunity to meet their environmental responsibilities; and
·                     Communicate openly with stakeholders on matters of environmental concern in all areas within which the company is active.
Environmental Assessment
An assessment of baseline environmental conditions was carried out between October 2004 and April 2006. The Kii River and the Kisankala Stream control the topography of the permit. The source of the Kisankala Stream is located in the permit and flows northwesterly into the Kii River. The undulating topography is punctuated by rocky outcrops vegetated with Miombo woodland.
The Kisankala Stream provides the water source for Kisankala Village and sampling of this stream and the Kii River indicated that the water quality was generally good, however small concentrations of bacterial coliform and lead do not comply with World Health Organisation (WHO) Drinking Water Guidelines. Aluminium levels do not comply with DRC final effluent standards of 0.05-0.2mg/l.
Groundwater quality was sampled from the springs feeding the Kii and Kisankala watercourses and the quality is generally good, however aluminium and lead concentrations exceed WHO Drinking Water Quality Standards.

Public consultation has been initiated and carried out throughout the development of the Kalukundi Project. Opinions gained through discussions with the local population and villagers of Kisankala Village are positive towards the project and a Public Consultation Meeting will be carried out by Swanmines/Africo prior to proceeding with the Kalukundi Project. A report will be developed and submitted to the Department for the Protection of the Mining Environment (DPME).
Environmental Impacts and Mitigates
The major potential environmental impacts and mitigates that are anticipated are as follows:
·                     The mining of four open pits and the consequent waste rock dumps will have a large visual impact on the landscape. The topography and Miombo woodland will mitigate this impact. The open pits will provide new sources of water for irrigation, consumption and sustainable economic developments;
·                     The locations of the open pits may potentially induce a wide sphere of influence on the groundwater through dewatering. The relatively shallow pits will minimise the depth of drawdown of the water table but pit locations in the northeast and southwest of the permit will mean that water will be lowered over a wider area. The groundwater levels will return to baseline conditions after the stoppage of dewatering activities;
·                     Impacts on the surface & groundwater from spillages of process water, tailings supernatant, oils, greases and untreated mine effluent. These may occur in the process plant, the TSF, the light and heavy vehicle workshops and from water storage dams. Swanmines will construct perimeter drains and install oil traps to minimise impacts. Surfacing with concrete and impervious layers in the plant and workshop areas will prevent groundwater contamination;
·                     Contamination of surface water and safety impacts from the TSF. Swanmines has consulted Golder to design a TSF which will be done according to best industrial practices. Regular inspections will be carried out by a specialist to ensure stability and the tailings slurry pumped to the TSF will be neutralized before pumping from the process plant;
·                     Dust blow may be generated from the TSF during the dry season. The prevalent wind direction is from the east and dust will be deposited on the vegetation downwind. The scale of this impact will be monitored visually and the exposure of the tailings surface will be limited by maintaining a wetted surface on the facility;
·                     Relocation of Kisankala Village will require clearance of Miombo vegetation in the south of PE 591. Swanmines will carry out a Resettlement Action Plan that will follow World Bank Guidelines on Involuntary Relocation and will document all proceedings with respect to relocation. Villagers will be compensated at 150% of their present assets. Swanmines will provide a school and small clinic to the relocated village;
·                     The mine will provide a source of development for Kisanfu, Kolwezi, Likasi and the Mutshatsha Territory as a whole, through economic investment from Swanmines into the Project. Swanmines will aim to aid small scale social projects focusing on sustainable development of education, health and agriculture in the area;
·                     The provision of jobs and the demand for services will create economic expansion. The use of local contractors will develop the skills in the area; and
·                     General improvement in the health of the local population will be achieved through the provision of health facilities on the mine for mine workers and their families and the clinic in the relocated Kisankala Village. HIV/AIDS awareness programs and malaria rollback campaigns will be developed.

Environmental Plans
A Mitigation and Rehabilitation Plan (MRP) was carried out in 2004, by African Mining Consultants (AMC) and submitted to the DPEM in May 2006. AMC Consultants completed an Environmental Impact Statement (EIS) and an Environmental Management Plan (EMP), which was carried out between October 2004 and April 2006.
The EMP is structured as follows:
·                     Environmental Management and Monitoring;
·                     Occupational Health and Safety;
·                     Social Management;
·                     Mine Site Decommissioning and Rehabilitation; and
·                     Mine Reclamation Costs.
Implementation of the EMP will be the responsibility of the Environmental Manager. A Social Liaison Officer will communicate Swanmines’ environmental policies to the local community through an ongoing public consultation process.
EMPs for all the identified positive and negative impacts of the Kalukundi Project have been developed. These plans are based on the social/environmental policies of Swanmines/Africo, DRC Environmental Regulations (Mine Code 2003), and other relevant international guidelines.
An Environmental Monitoring Plan will be implemented by Swanmines and will focus on the monitoring of air, surface water, groundwater and soil. The monitoring plan will be initiated during the construction phase and will be used to assess the mine compliance with DRC Environmental Regulations (Mine Code 2003) and other relevant guidelines.
Internationally accepted standards for occupational health and safety will be implemented by Swanmines to ensure a safe working environment and the prevention of illness and accidents.
Swanmines will implement a Sustainable Development Plan (SDP) that will focus on the local employment of employees and contractors and social development of the region through education and health improvement. Swanmines will aim to provide aid for commercial enterprises and increase the skills levels of the surrounding population through provision of training and literacy classes. The SDP will also focus on public safety, through regular consultation of mine activities with the local population, and responsible environmental management. The SDP will be carried out once the Project is generating revenue from metal sales.
The Mine Reclamation Plan will be implemented by Swanmines and aims to return the land affected by mine activities to its former land use or other sustainable use and prevent adverse impacts on the surrounding watercourses (Kisankala Stream). The management actions proposed to mitigate the project impacts are based on industrial best practice and adapted, where appropriate, to the DRC conditions.
The activities that will be carried out during the closure phase will be completion of processing of the ROM stockpiles, decommissioning of the ROM pad, removal of buildings and all foundations (unless otherwise specified to Swanmines by the local population), cleanup of any contaminated soils and leveling and re-vegetation of the site. Provisional costs for mine reclamation and post-closure environmental monitoring have been included.  The total mine reclamation cost is $1.0M. The total cost of post-closure environmental monitoring and reporting is $43,700.

Taxes
Government
The DRC has a host of different taxes, but mining companies are exempt of many and most are negligible in terms of amount imposed. Only the following taxes have been included in the analysis:
·                     Additional tax on expatriate salaries                                 10% of remuneration
·                     Import Duties                                                                        2% pre-production and
                                                                                                5% during production
·                     Income Tax                                                                            30% of taxable income
·                     Withholding Taxes - repatriation of dividends 10% of dividend paid
The additional tax on expatriate salaries, which may not be deducted from remuneration, has been included in the working cost, whereas the import duties have been included in the capital equipment estimates and consumables portion of working cost.
Taxes that have been ignored as having a negligible effect on working cost are:
·                     Tax on Land owned outside the concession area – not applicable
·                     Tax on rental income – not applicable
·                     Turnover Tax - on imports – mining is exonerated on exports – mining is exonerated on internal transactions – 5% with rate of 3% applicable to local goods, assumed to be included in cost of sales.
·                     Road Circulation Tax – on road usage, levied per vehicle – deemed negligible.
·                     Tax on vehicles – not payable for vehicles used exclusively for mining, deemed negligible for other project vehicles.
Royalties and Agreements
Once production begins, the owners will be required to pay royalties to the DRC Government in accordance with current mining legislation which imposes a royalty tax payable on the sale of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals. Thus Africo will be committed to payment of a 2% royalty on gross sales to the DRC Government.
In accordance with an agreement with Gécamines, a 2.5% royalty on gross sales is payable by the owners of Swanmines to Gecamines.
Overall Operating Cost Estimate
The overall operating costs for the plant and mining operation per tonne of ore mined are shown in Table 23.12_1 of the Kalukundi Report.
Mine Operating Costs
Based on an 800,00t/year ore production schedule and a contractor mining scenario, the total mine operating cost, including pre-production, is $159.5M.
Table 23.13_1 of the Kalukundi Report details the annual unit costs for the main activities undertaken in the mining operation and Table 23.13_2 of the Kalukundi Report shows the annual unit cost per tonne of material mined for both the contractor and the owner.

The unit mining costs for contract mining increase over time, which is a function of the increasing depth of mining. Year 4 exhibits a reduction in unit mining costs, which is a function of full scale mining operations commencing in the Anticline pit.
The owners unit mining costs exhibit a marked increase from Year 6, which is a function of the decreased strip ratio resulting in proportionately higher unit fixed costs (such as mine supervision).
Process Plant Operating Costs Estimate
The basis for the operating costs is for a milling rate of 801,000tpa or 2,225 tonnes per day.  The average operating costs for the process plant (Life of Mine), as detailed in this section are summarised in Table 23.14_1 of the Kalukundi Report.
The process plant operating costs were estimated by MDM on the following basis:
·                     Power costs are based on grid power at US$0.03 /kWh.
·                     Labour rates provided by Africo were applied to a staffing plan based on prevailing industry norms for a plant with an appropriate degree of automation. The labour compliment is based on provision for shift operating 8-hours. The labour costing also includes all employee overheads in the total cost. This includes holidays based on the applicable shift regime, and where applicable; allowances, social security payments, overtime, and travel costs.
·                     A production-based bonus is also included for all employees to ensure that all are motivated to ensure maximum production.
·                     Reagent consumptions have been determined on the basis of laboratory test work and industry experience. Requests for quotations were made to local and international vendors for current reagent pricing.
·                     Media consumption rates were provided by major equipment vendors based on test work data, and on industry experience, where required. Costing was based on current vendor pricing. No reagent contingencies have been included in the operating cost estimates, on the basis that consumptions of these have been determined from test work and costs are quoted costs.
·                     Import duties of 2% on capital cost items and first fill and 5% for on-going consumables has been allowed for.
Accuracy of the estimates is ±10%.
Capital Cost
Summary
The total capital expenditure of $166.6M in June 2006 terms is forecast to be spent as set out in Table 23.15.1_1 below, with outlays on plant and infrastructure as per a schedule provided by MDM Engineering Ltd.:

Table 23.15.1_1 Kalukundi Project Summary Capital Expenditure Schedule US$’000
Capital Item	Period
	Q-6	Q-5	Q-4	Q-3	Q-2	Q-1	Q1
Computers	60	60			60	60
Studies	250	250
Mining	1,405	85
Plant & Infrastructure	31,816	62,353	19,042	21,007	22,685	6,639	324
TOTAL	33,531	62,748	19,042	21,007	22,685	6,639	324
In addition, an amount of $6.85M is provided for pre-stripping during the 6 months preceding start of metal production.
Process Plant Capital Cost Estimate
The capital cost of the process plant is summarised in Table 23.15.2_1 of the Kalukundi Report. This assumes that a lump sum turnkey contract is signed, and as a result of this includes an allowance for ‘contractor’s margin’ (mark-up).
Economic Analysis
Introduction
The economic evaluation of the Kalukundi Project presented in the Kalukundi Report and prepared by RSG Global, assumes the project will be 100% equity financed.
For the purposes of the study, the evaluation is based on 100% of the project cashflows before distribution of profits to the equity owners.
All monetary amounts are in United States of America dollars (US$).
Assumptions
The financial base case has the following capital assumptions as of June 2006:
·                     Capital costs                                                         $166.6M
·                     Pre-stripping costs                                              $6.85M
·                     Capitalised working capital                                $25.4M
·                     Annual Sustaining capital costs                       $0.05M
·                     Life of Mine                                                          10 years
The basis of the revenue assumptions was the long term forecast prices for copper (US$1.25/lb) and cobalt (US$12.50/lb), in lieu of the current high market spot prices. Using the current high metal prices as basis for the valuation would be not representative of the future market conditions at the time of presumed metal sales.

Financial Outcomes
The Base Case 100%-equity financed scenario, using a constant Cu price of $1.25/lb and a constant Co price of $12/lb, indicates a before-tax internal rate of return (IRR) of 14.7%.
No allowance has been made in the model for the effects and levels of debt financing available or required. When using the maximum allowed level of outside funding in terms of the agreement with Gecamines, the return on investment increases to 28.5%.
Cumulative before-tax cashflows are $580.6M over a ten year mine life. RSG Global has prepared the model based on the current best information in terms of the taxation provisions in the DRC.
Direct operating costs, without credits for by-products, average $1.52/lb Cu and $6.51/lb Co produced over the mine life. The DRC Government benefits by $247M (15.1% of gross revenue) in terms of royalties, income taxes and withholding taxes. Not specifically calculated are additional benefits such as taxes on remuneration and import duties which are part of the cost of sales.
A summary of the Base Case cashflow model is provided in Table 23.16.3_1 of the Kalukundi Report.
The present mine life of the Kalukundi Project is ten years. The initial capital investment of $167M is paid back in under four years.
Other key outcomes of the financial analysis include:
·                     Copper (Cu) revenue at $1.25 per pound Gross - $452.8M                  At-Mine - $383.2M
·                     Cobalt (Co) revenue at $12 per pound Gross - $1,018.3M                    At-Mine - $958.0M
·                     Cash cost per pound Cu based on percentage of total revenue                            $0.62/lb
·                     Cash cost per pound of Co based on percentage of total
revenue, net of by-product revenue                                                                           $0.62/lb
·                     Cash cost per pound of Co based on percentage of total
revenue, net of by-product revenue                                                                           $6.64/lb
·                     Cash cost per pound Cu net of Co by product credit                                            -$1.12/lb (1)
·                     Cash cost per pound Co net of Cu by product credit                                              $1.99/lb
·                     Total copper production                                                                     164,296 tonnes (362.1 million lbs)
·                     Total cobalt production                                                                         38,485 tonnes (84.8 million lbs)
Note:
(1)                  This amount has been changed to -$1.12/lb, as opposed to $1.12/lb as indicated in the Kalukundi Report, in order to be consistent with the Feasibility Study.
Sensitivity Analysis
Several cashflow projections were calculated whereby certain of the Base Case parameters were varied. In particular, each of the metal prices, capital costs, operating costs, grade and recovery were varied by +10% and -10%.
The results of the sensitivity analyses are summarized in Figures 23.16.4_1, 23.16.4_2 and 23.16.4_3 of the Kalukundi Report in which the sensitivity of the project to each of the varied parameters is quantified in terms of change in the Project cashflow calculated at a 10% discount rate and change in the Project Internal Rate of Return (IRR).

The project is very sensitive to metal prices and is generally insensitive to working cost and capital expenditure.
Mine Life
The present life of the Project, based on the current Reserves, is ten years.
There is considerable scope to increase the current Reserve of 7.8Mt by proving up existing Resources, by carrying out follow up studies and through drilling of other mineralized bodies on the property, as follows;
·                     Approximately 1.4Mt of Resource are currently not included in the mining plan as Reserves due to the proximity of a powerline. Africo will carry out a small scale study to examine the feasibility of including these resources in the mine plan.
·                     Within the Kalukundi concession area, twelve fragments have been identified, of which four are the subject of the Kalukundi Report. An additional eight mineralized fragments within the concession area have received only preliminary investigation. Limited drilling has been undertaken on selected fragments and the results returned to date indicate that at least two of these fragments, the Kesho fragment, to the east of the Anticline and the Kinshasa fragment in the North West corner area, have significant mineralisation and warrant detailed evaluation.
·                     Significant resources exist beneath each proposed pit. Additional Resources amounting to 19.3Mt down to a depth of 200m have not been included in the current life of mine plan. Potential further resources are indicated by three boreholes and depths deeper than 200m, providing blue-sky potential for Africo.
Project Implementation Plan
The Kalukundi Project implementation schedule is sensitive to the timing of key activities relative to the rainy season from early November to late March each year. In order to bring the Kalukundi project on line in the first quarter of 2008, a fast track approach to the project programming was evaluated. The main consideration in the planning process was to try to minimise the effects of the wet season. It is apparent that the programme is most adversely affected by the wet season at the end of 2007.
To minimise this seasonal impact, all major civil, structural and mechanical activities must be completed by the end of October 2007. This approach means that the only activities to be completed during November would be the finishing of plant piping and electrical activities. The months of December and January would then be used for plant commissioning and the completion of punch list items.
It is imperative that an early start is made on the road rehabilitation, therefore making the section of the road from Likasi to site accessible for mobilisation of construction equipment and materials. It is envisaged that the mobilisation of equipment to site will take approximately thirty days if contractors have to be mobilised from South Africa, which is the most reliable source. Investigations will however be undertaken in the DRC to source the road rehabilitation and bush clearing contractors, thus reducing the mobilisation periods.
If this approach is adopted and properly managed throughout the duration of the project the time delaying wet season effect can be minimised and Africo can expect the production of the first Cu and Co metal in February of 2008.
The following key dates are extracted from the project schedule:

01 to 30 June 2006	Tender and adjudicate key site contractors
01 to 31 July 2006	Negotiate key design/supply contracts
01 to 31 July 2006	Tender long lead items
01 July 2006 to 28 February 2007	Detailed design
15 July 2006 to 31 October 2006	Bulk earthworks, construction camp, road rehabilitation, commence civils
18 November 2007	Commence dry commissioning
20 December 2007	Commence wet commissioning
05 January 2008	Commence ore commissioning
31 January 2008	First Cu cathode production
28 February 2008	First Co cathode production
There can be no assurance that Africo or CopperCo will raise sufficient funds to meet the capital costs contemplated in the Kalukundi Report or that the economic and mining projections or prices will be achieved.  There can also be no assurance that Africo or CopperCo will be able to meet the project implementation or production schedule outlined in the Kalukundi Report.  See “Information Concerning CopperCo After the Arrangement – Risk Factors”.
FUNDS AVAILABLE
As at the date of this Circular, Africo is in the process of arranging a bridge loan (the “Bridge Loan”) of up to CDN$5 million with certain lenders, some of which are its current shareholders, including Rubicon, (together, the “Lenders”) by way of convertible promissory notes (the “Notes”).  It is anticipated that Rubicon will lend to Africo the sum of CDN$1.5 million, but there can be no assurance that this will in fact occur. The Notes are repayable on or before December 31, 2006 (the “Repayment Date”).  The amounts outstanding under the Notes are convertible, at the Lenders’ option within 30 days following completion of a Qualifying Financing (as defined below) and not less than 15 days prior to the Repayment Date into common shares or such other securities of Africo or CopperCo offered pursuant to the Qualifying Financing at a price equal to 85% of the price at which common shares or other securities are offered in a Qualifying Financing.
“Qualifying Financing” is defined as the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of the Notes, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000.
In addition, the Notes are convertible at Africo’s option, in the event the Qualifying Financing does not complete by the Repayment Date, into Africo Shares at a price of $3.50 per Africo Share. There can be no assurance that the Bridge Loan or the CopperCo/Africo Financing will be completed in part, or at all.
In addition, Africo or CopperCo will endeavour to complete the CopperCo/Africo Financing by issuing the CopperCo/Africo Special Warrants in order to meet its business objectives, have adequate working capital and carry out additional exploration work on the Kalukundi Property contemplated by the Kalukundi Report.  As at the date of this Circular, Africo has engaged in discussions with various underwriters as to the offering price of the securities comprising, and the total amount of, the CopperCo/Africo Financing.  Africo contemplates that the CopperCo/Africo Financing will be in the amount of CDN$75,000,000, or such lesser amount as may be determined by its Board of Directors. Africo will seek shareholder approval of the CopperCo/Africo Financing by way of a consent resolution or at a special meeting of its shareholders.  No current shareholders or insiders of Africo are expected to participate in the CopperCo/Africo Financing.  In addition, Rubicon will issue a news release announcing the terms of the CopperCo/Africo Financing at least five business days prior to the closing of the CopperCo/Africo Financing.

Completion of the Arrangement is conditional upon Africo or CopperCo raising sufficient funds pursuant to the CopperCo/Africo Financing in order to meet its business objectives.  See “Information Concerning CopperCo After the Arrangement - Risk Factors” and Schedule “M” – Risk Factors.
Current Funds Available
As at July 6, 2006, Africo had estimated working capital of approximately US$200,000.  Upon completion of the Arrangement, the available consolidated working capital of CopperCo will increase based on the size of the CopperCo/Africo Financing and the Bridge Loan, both as described above.
Principal Purpose of Available Funds
Assuming completion of the Arrangement, CopperCo will use its available funds to fund exploration and development activities on the Kalukundi Property, to fund its general and administration costs and for general working capital, as outlined under Capital Cost Summary (see “Information Concerning CopperCo After the Arrangement – Description of Mineral Property – Additional Requirements for Technical Reports on Development Properties and Production Properties – Capital Cost”).
CopperCo expects that the funds available from the CopperCo/Africo Financing will be sufficient to meet CopperCo’s administration costs for the next twelve months.  There may be circumstances, however, where for sound business reasons a reallocation of funds may be necessary.  CopperCo will only redirect funds to other properties on the basis of a recommendation from a professional geologist or engineer.
SELECTED FINANCIAL INFORMATION
CopperCo was only recently incorporated and has not yet completed a financial year.  The following selected financial information is based on and derived from the audited consolidated financial statements of Africo and notes thereto.
Annual Information
Operating Data:	3 months ended March 31, 2006 (unaudited)	Year ended December 31, 2005 (audited)	From incorporation January 7, 2004 to December 31, 2004 (audited)
Revenue.......................................................	Nil	Nil	Nil
Expenses......................................................	$203,034	$955,241	$160,057

Loss for the period.....................................	$189,599	$1,535,625	$71,271

Balance Sheet Data:	As at March 31, 2006 (unaudited)	As at December 31, 2005 (audited)	As at December 31, 2004 (audited)
Total assets.................................................	$14,419,244	$14,681,376	$6,540,011
Total current liabilities...............................	$365,277	$437,810	$426,683
Future income tax liability..........................	$1,758,949	$1,758,949	$1,302,283

DESCRIPTION OF SECURITIES
Capitalization
The following table sets forth CopperCo’s capitalization as of the dates indicated, excluding securities to be issued pursuant to the CopperCo/Africo Financing:
Designation	Authorized	Outstanding as at July 6, 2006	Outstanding Following Completion of the Arrangement (excluding securities to be issued pursuant to the CopperCo/Africo Financing)
CopperCo Common Shares	Unlimited	Nil	19,559,139(1)
Long Term Debt	N/A	Nil	Nil
Note:
(1)            Prior to the exercise of outstanding stock options.  See “Information Concerning CopperCo After the Arrangement - Options to Purchase Securities”.
Share Capital
Common Shares
CopperCo is authorized to issue an unlimited number of CopperCo Common Shares.  Once issued, all of the authorized CopperCo Common Shares will rank equally as to dividends, voting powers (one vote per CopperCo Common Share) and participation in assets upon dissolution or winding-up.  No CopperCo Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights attached to the CopperCo Common Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds, or provision permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital.  Provisions as to the modification, amendment or variation of such rights or provisions are contained in the CBCA and CopperCo’s Bylaws.  Generally, substantive changes to the share capital require the approval of the CopperCo Shareholders by special resolution (at least two-thirds of the votes cast by shareholders present in person or by proxy).
As of the date of the Circular, CopperCo does not have, and will not have immediately following the Arrangement, any classes of preferred shares authorized or issued.
Loan Capital
CopperCo does not or will not have any debt obligations outstanding, with the exception of the Bridge Loan described under “Information Concerning CopperCo After the Arrangement - Funds Available”.
Fully Diluted Share Capital
The following table represents the share capitalization of CopperCo, excluding securities to be issued pursuant to the CopperCo/Africo Financing, as at the Effective Date and assuming completion of the Arrangement.

SHARE CAPITALIZATION	Number of Shares	Percentage Of Total
CopperCo Common Shares issued pursuant to the Arrangement Agreement	19,559,139	86.4%
SUB-TOTAL	19,559,139	86.4%

FULLY DILUTED(1)
CopperCo Common Shares on exercise of existing Rubicon Warrants, Rubicon Options and Africo Options(2)	2,320,000(2)	10.3%
CopperCo Common Shares on exercise of CopperCo Options to be issued to Dr. Harwood in connection with the CopperCo/Africo Financing(3)	750,000(3)	3.3%
SUB-TOTAL	3,070,000	13.6%
TOTAL	22,629,139	100%
Notes:
(1)            See “Information Concerning CopperCo After the Arrangement - Options to Purchase Securities”.
(2)            Upon completion of the Arrangement, the holders of Rubicon Warrants and Rubicon Options will receive such number of CopperCo Warrants and CopperCo Options as is equal to the number of Rubicon Warrants and Rubicon Options, respectively, multiplied by the Rubicon-CopperCo Exchange Ratio.  As at the date of this Circular, Rubicon holds 7,747,101 Africo Shares, and the fully diluted number of Rubicon Common Shares is 84,011,690, which results in a Rubicon-CopperCo Exchange Ratio of approximately 0.0922, or one CopperCo Common Share for approximately every 10.84 Rubicon Common Shares held.  Accordingly, no additional CopperCo Common Shares will be issued to Rubicon or the Rubicon Shareholders other than the Africo Shares held by Rubicon on the Share Distribution Record Date.  However, if Rubicon were to exercise its conversion rights under the proposed Bridge Loan to Africo prior to the Effective Date, Shareholders would be entitled to receive a greater number of CopperCo Common Shares under the Arrangement, i.e., the aforementioned 0.0922 number would increase slightly and the aforementioned 10.84 number would decrease slightly, as a result of Rubicon holding a greater number of Africo Shares on the Share Distribution Record Date.  These numbers cannot be determined at the date of this Circular, because the conversion terms of the Bridge Loan are based on the pricing of the CopperCo/Africo Financing, which pricing has not occurred at the date of this Circular (nor is there any assurance that the Bridge Loan or the CopperCo/Africo Financing will be completed).
(3)            If CopperCo completes the CopperCo/Africo Financing in an amount not less than CDN$75,000,000, Dr. Harwood will receive an additional 750,000 CopperCo Options.  This grant of options to Dr. Harwood will be effective as of the date of commencement of trading of the CopperCo Common Shares on the TSX, for a term of five years, with an exercise price determined according to the CopperCo Stock Option Plan.  See “Information Concerning CopperCo After the Arrangement - Executive Compensation - Termination of Employment, Change in Responsibility and Employment Contracts”.
CONSOLIDATED CAPITALIZATION
CopperCo has not completed a financial year.  There has been no change in the share capital of CopperCo since the date of incorporation.
DIVIDEND RECORD AND POLICY
Neither Africo or CopperCo has paid any dividends since their respective incorporations and neither has plans to pay dividends in the near future.  The directors of CopperCo will determine if and when dividends should be declared and paid in the future based on CopperCo’s financial position at the relevant time.
OPTIONS TO PURCHASE SECURITIES
Rubicon’s Shareholders will be asked at the Meeting to approve the CopperCo Stock Option Plan adopted by the directors of CopperCo on July 7, 2006.  See “Information Concerning CopperCo After the Arrangement - Proposed Stock Option Plan of CopperCo”.  CopperCo Common Shares reserved for incentive stock options to be granted under the CopperCo Stock Option Plan are not to exceed 20% of the total issued and outstanding CopperCo Common Shares on the date of the initial listing of the CopperCo Common Shares on a stock exchange.

As of the date of this Circular, CopperCo has not granted any incentive stock options under the CopperCo Stock Option Plan.  As at July 4, 2006, 4,206,372 Rubicon Options were granted and outstanding under the Rubicon Plan.  Upon completion of the Arrangement, the holders of the Rubicon Options will receive such number of CopperCo Options as is equal to the number of Rubicon Options multiplied by the Rubicon-CopperCo Exchange Ratio.  As the Rubicon-CopperCo Exchange Ratio is not yet known, for the purposes of these calculations the Rubicon-CopperCo Exchange Ratio is assumed to be approximately one CopperCo Option for every 10.84 Rubicon Options (or approximately 420,637 CopperCo Options).
Upon completion of the Arrangement, the following option holders of Africo will receive options of CopperCo, as set out below.
Name and Position of Optionee	Securities(1) under Option	Date of Grant	Exercise Price(2)	Market Value(2) of Securities underlying the Options	Expiration Date
Options held by all executive officers and past executive officers of Africo as a group (3 individuals in the aggregate)	200,000 200,000 400,000	June 6, 2005 June 6, 2005 April 1, 2006	$0.75 $1.50 $2.50	N/A – See Note 2 below	June 6, 2010 June 6, 2010 April 1, 2011
Options held by all directors and past directors of Africo who are not also executive officers (5 individuals in the aggregate)	500,000(3) 370,000(4)	June 6, 2005 April 1, 2006	$0.75 $2.50	N/A – See Note 2 below	June 6, 2010 April 1, 2011
Options held by other employees and past employees of Africo as a group	75,000 325,000	June 6, 2005 Nov 16, 2005	$0.75 $1.75	N/A – See Note 2 below	June 6, 2010 Nov 16, 2010
Options held by consultants to Africo	250,000	June 6, 2005	$0.75	N/A – See Note 2 below	June 6, 2010
TOTAL	2,320,000(5)
Notes:
(1)           The underlying securities are Africo Shares.
(2)            As the Africo Shares are not listed on a stock exchange, the market value of the securities underlying the options on the date of grant is not readily available.  The exercise price was determined by the Board of Directors of Africo.
(3)            300,000 of these options were granted to William J. Cavalluzzo (100,000) and John Swanepoel (200,000), past directors of Africo.
(4)            50,000 of these options were granted to William J. Cavalluzzo, a past director of Africo.
(5)            If CopperCo completes the CopperCo/Africo Financing in an amount not less than CDN$75,000,000, Dr. Harwood will receive an additional 750,000 CopperCo Options.  This grant of options to Dr. Harwood will be effective as of the date of commencement of trading of the CopperCo Common Shares on the TSX, for a term of five years, with an exercise price determined according to the CopperCo Stock Option Plan.  See “Information Concerning CopperCo After the Arrangement - Executive Compensation - Termination of Employment, Change in Responsibility and Employment Contracts”.
All Options will be granted as incentive options to directors, officers, employees and consultants of CopperCo.  The Board of Directors of CopperCo may grant additional Options in an amount not to exceed the number of options available under the CopperCo Stock Option Plan.  See “Information Concerning CopperCo After the Arrangement - Proposed Stock Option Plan of CopperCo”.

PRIOR SALES
As at the date of this Circular, CopperCo has issued no CopperCo Common Shares.  Africo currently has 19,559,139 Africo Shares issued and outstanding.  The following Africo Shares have been issued by Africo during the 12 months preceding the date of this Circular:

Date of issue	Common shares issued	Price per common share	Purpose of issue
July 21, 2005	83,129	$1.50	Seed capital subscriptions
August 19, 2005	3,001,898	$1.50	Private placement
August 30, 2005	235,964	$1.50	Private placement
December 9, 2005	200,000	$1.75	Private placement
ESCROWED SECURITIES
Upon completion of the Arrangement, it is expected that there will not be any CopperCo securities held in escrow.
PRINCIPAL SHAREHOLDERS
To the knowledge of the directors and executive officers of CopperCo, upon completion of the Arrangement no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to each class of the then outstanding voting securities of CopperCo except as following:

Name	Africo Shares prior to the Effective Date	CopperCo Common Shares Upon Completion of the Arrangement	Percentage of CopperCo Common Shares on Completion of the Arrangement (excluding securities to be issued pursuant to the CopperCo/Africo Financing)(3)
Hasita S.A.(1)	2,797,654 Africo Shares	2,797,654 CopperCo Common Shares	14.3%
Rubicon Minerals Corporation	7,747,101 Africo Shares	Nil(2)	Nil(2)
Notes:
(1)            Hasita S.A. is beneficially owned by family members of John Swanepoel, who was a director of Africo from February 14, 2005 to January 8, 2006.
(2)            As a result of the Arrangement and not including any securities to be issued pursuant to the CopperCo/Africo Financing, the Rubicon Shareholders will directly hold 39.6% of the CopperCo Common Shares, the Africo Shareholders other than Rubicon will own the remaining CopperCo Common Shares, and Rubicon will hold no CopperCo Common Shares.
(3)            As at the date of this Circular, on a fully diluted basis, Hasita S.A. holds 12.8% and Rubicon holds 35.4% of the Africo Shares.  Upon completion of the Arrangement, on a fully diluted basis (not including any securities to be issued pursuant to the CopperCo/Africo Financing), Hasita S.A. will hold 12.8% and the Rubicon Shareholders will hold 35.4% of the issued and outstanding CopperCo Common Shares.
DIRECTORS AND OFFICERS OF COPPERCO
The following table provides the names, municipalities of residence, position, principal occupations and the number of voting securities of CopperCo that each of the current directors and executive officers of CopperCo are expected to beneficially own, directly or indirectly, or exercise control or direction over on completion of the Arrangement.  Mr. Adamson is an existing director and executive officer.  Messrs. Adamson, Tomsett, Dixon, Harwood, Maree and Theodoropoulos are existing directors of Africo; and Dr. Harwood is an existing executive officer of Africo. See “Information Concerning CopperCo After the Arrangement - Management of CopperCo”.

Name, Position and Province & Country of Residence(1)	Principal Occupation for the Past Five Years(1)	Date Appointed as a Director(2)	No. of CopperCo Common Shares Beneficially Held or Controlled on Completion of the Arrangement (1)(3)
David W. Adamson Director British Columbia, Canada	Exploration Geologist; President, CEO and Director of Rubicon Minerals Corporation, Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.	July 4, 2006	1,078,266 Rubicon Common Shares and 425,000 Rubicon Options(4)
John Dixon Director Tanzania	Independent Geologist with Bastillion Resources (Pty) Ltd., an independent geological and mining consulting company specialising in Africa.	July 4, 2006	Nil
Antony (Tony) Harwood President, Chief Executive Officer & Director England, United Kingdom	President and CEO of Africo (since May 31, 2006); Vice President, Placer Dome Inc., a publicly listed international gold mining company (June 1998 to March 2006).	July 4, 2006	15,650 Rubicon Shares(5)
Lukas Marthinus (Tinus) Maree Director British Columbia, Canada	President, River Capital Partners Ltd., a private investment company, since January 2001; Director, River Group (January 1998 to January 2001).	July 4, 2006	Nil
Chris Theodoropoulos Director & Chairman of the Board British Columbia, Canada	Associate Counsel, Getz Prince Wells LLP (law firm) since November 2003; independent legal and business consultant 1996 to November 2003.	July 4, 2006	101,529
Peter W. Tomsett Director British Columbia, Canada
Consultant (January 2006 to present); an officer in various capacities (President and Chief Executive Officer) from September 2004 to January 2006; Executive Vice-President, Asia Pacific and Africa from March 2004 to September 2004; Executive Vice-President, Asia Pacific from January 2001 to March 2004; and a director (September 2004 to January 2006) of Placer Dome Inc.
		July 4, 2006	Nil
Notes:
(1)           The information as to residency, present principal occupation or employment and the number of CopperCo Common Shares to be beneficially owned or controlled pursuant to the Arrangement, is not within the knowledge of the management of CopperCo and has been furnished by the respective directors.
(2)           All directors of CopperCo will hold office until the next annual general meeting of CopperCo or until their successors are duly elected or appointed, unless their office is earlier vacated.
(3)           Does not include Stock Options held by the directors - See “Information Concerning CopperCo after the Arrangement – Options to Purchase Securities” and does not include any securities to be issued pursuant to the CopperCo/Africo Financing.
(4)           The number of CopperCo Common Shares to be held by Mr. Adamson upon completion of the Arrangement will be based on the Rubicon-CopperCo Exchange Ratio.  See “The Arrangement – Details of the Arrangement” in the Circular.
(5)           Dr. Harwood indirectly owns these Rubicon Shares through Harwood International, which were issued as part of an option/joint venture agreement on the Incognita project, Baffin Island between Rubicon and the Meunier Syndicate, of which Harwood International was a member.  The number of CopperCo Common Shares to be held indirectly by Dr. Harwood upon completion of the Arrangement will be based on the Rubicon-CopperCo Exchange Ratio.  See “The Arrangement – Details of the Arrangement” in the Circular.

Dr. Harwood (non-independent) and Messrs. Dixon and Tomsett (both independent) are members of CopperCo’s Audit Committee, Compensation Committee and Corporate Governance Committee.  Mr. Tomsett is the Chair of all three Committees of the Board.
Corporate Cease Trade Orders or Bankruptcies
Other than as disclosed herein, to the best of CopperCo’s knowledge, no director or officer of CopperCo, nor any shareholder holding sufficient securities of CopperCo to affect materially the control of CopperCo is, or within the ten years prior to the date hereof has been, a director or officer of any other corporation that, while that person was acting in the capacity of director or officer of that other corporation:
(a)                 was the subject of a cease trade order or similar order or an order that denied the corporation access to any statutory exemptions for a period of more than 30 consecutive days, or
(b)                 became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that other corporation.
Lukas Marthinus (Tinus) Maree was a director of Energem Resources Inc. from July 2005 until May 2006.  On March 7, 2006, the BC Securities Commission ordered that all trading by the insiders in the securities of Energem cease until Energem filed comparative financial statements for the fiscal year ended November 30, 2005, related Management Discussion and Analysis, and an Annual Information Form for the fiscal year ended November 30, 2005.  This cease trade order was revoked by the BC Securities Commission on May 31, 2006.
Penalties or Sanctions
Other than as disclosed herein, to the best of CopperCo’s knowledge, no director or officer of CopperCo, nor any shareholder holding sufficient securities of CopperCo to materially affect control of CopperCo has:
(a)                 been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or
(b)               been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Personal Bankruptcies
To CopperCo’s knowledge, no director or officer of CopperCo, nor any shareholder holding sufficient securities of CopperCo to affect materially the control of CopperCo, nor any personal holding company of any such person has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
Conflicts of Interest
Certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies involved in the resource sector, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.  See “Information Concerning CopperCo after the Arrangement - Risk Factors”.

Management of CopperCo
The following is a brief description of the individual who will be responsible for the management of CopperCo on completion of the Arrangement.  By or before the Effective Date of the Arrangement, it is the intention of the Board of Directors of CopperCo to augment its management team with the appointment of a Chief Financial Officer, Corporate Secretary and a Chief Operating Officer.
Antony Harwood, BSc. (Hon.), PhD. – President & Chief Executive Officer (Age: 51)
Dr. Harwood obtained his Bachelor of Science and PhD from Cardiff University in the United Kingdom.  He was the managing director of Harwood International, a geological consulting company, from September 1993 to June 1998 and was a Vice-President of Placer Dome Inc., a publicly listed international gold mining company, from June 1998 to March 2006.  At Placer Dome Inc., he was responsible for global generative and Africa Eurasia exploration.  Dr. Harwood was appointed President and Chief Executive Officer of Africo on May 31, 2006.  As President and Chief Executive Officer of CopperCo and Africo, Dr. Harwood will have overall responsibility for the management of CopperCo and its assets, subsidiaries, business and affairs, reporting directly to the Board of Directors and intends to devote 100% of his working time to the affairs of CopperCo and Africo, subject to certain exceptions.  Dr. Harwood’s employment arrangement with Africo includes a covenant not to compete with Africo and its business and operations, as well as confidentiality and non-disclosure provisions (see “Information Concerning CopperCo After the Arrangement - Executive Compensation - Termination of Employment, Change in Responsibility and Employment Contracts” below for further details).
Executive compensation
CopperCo was only recently incorporated, has not yet completed a financial year and has not, as of the date of the Circular to which this Schedule is annexed, paid any compensation to any executive officer, or otherwise, nor has it granted any options or other rights to acquire its equity securities.  The summary compensation table below discloses compensation paid to the following individuals of Africo during its financial year ended December 31, 2005 and the period from its incorporation on January 7, 2004 to December 31, 2004:
(a)                 each individual who served as CEO of Africo;
(b)                 each individual who served as CFO of Africo;
(c)                 each of Africo’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; and
(d)                 any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of Africo at the end of the most recently completed financial year;
(each, a “Named Executive Officer” or “NEO”).  Mr. Adamson is a current director of Africo and CopperCo.

Summary Compensation Table
		Annual Compensation			Long-Term Compensation
Name and principal position	Fiscal period/year ended Dec 31	Salary	Bonus	Other annual compensation	Securities under options granted
David W. Adamson(1) President & Chief Executive Officer	2005 2004	Nil Nil	Nil Nil	US$6,435(2) Nil	200,000 Nil
Michael Keating(3) Chief Operating Officer	2005 2004	CDN$132,000 N/A	Nil N/A	Nil N/A	200,000 N/A
Victor Song(4) Financial and Commercial Manager (acting in the capacity of Chief Financial Officer)	2005 2004	CDN$108,000 N/A	Nil N/A	Nil N/A	100,000 N/A
Notes:
(1)            Mr. Adamson was the President and Chief Executive Officer of Africo from February 2, 2004 to May 31, 2006.
(2)            Consulting fees accrued by Africo and payable to Mr. Adamson for his services as the President and CEO of Africo.
(3)            Mr. Keating was appointed Chief Operating Officer and became an employee of Africo on June 30, 2005.
(4)            Mr. Song was appointed Financial and Commercial Manager and became an employee of Africo on July 1, 2005.
In addition, the Board of Directors has resolved to pay to Mr. Adamson a cash bonus of CDN$100,000, subject to completion of the CopperCo/Africo Financing.
Option Grants During the Most Recently Completed Financial Year
The following table sets out all incentive stock option grants to the Named Executive Officers during Africo’s most recently completed financial year ended December 31, 2005.
Named Executive Officer	Securities(1) under options granted (#)	% of total options granted in period	Exercise price(2) ($/Security)	Market value(2) of securities underlying options on date of grant ($/Security)	Expiration date
David W. Adamson	200,000	12.9%	$0.75	N/A – see Note 2	June 6, 2010
Michael Keating	200,000	12.9%	$1.50	N/A – see Note 2	June 6, 2010
Victor Song	100,000	6.5%	$1.75	N/A – see Note 2	November 16, 2010
Notes:
(1)            The underlying securities are Africo Shares.
(2)            As the Africo Shares are not listed on a stock exchange, the market value of the securities underlying the options on the date of grant is not readily available.  The exercise price was determined by the Board of Directors of Africo.
Subsequent to the year ended December 31, 2005, Mr. Adamson was granted 100,000 incentive stock options at an exercise price of $2.50 per share for a period of 5 years from the date of grant.

Termination of Employment, Change in Responsibility and Employment Contracts
CopperCo has, as yet, no compensatory plan, contract or arrangement whereby any NEO may be compensated in an amount exceeding $100,000, other than as disclosed herein, in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of CopperCo or a subsidiary or a change in the NEO’s responsibilities following such a change of control.
Antony Harwood, BSc. (Honours), PhD. – President & Chief Executive Officer
Pursuant to an offer letter from Africo dated May 25, 2006, which was accepted by Antony (Tony) Harwood on May 31, 2006, Africo entered into an employment contract with Dr. Harwood pursuant to which Dr. Harwood agreed to act as Africo’s President and Chief Executive Officer, commencing May 31, 2006, with a 60-day probationary period, at a fixed remuneration of CDN$325,000 per annum, payable in monthly instalments, such annual salary to be reviewed by Africo’s Board of Directors annually.  Under the agreement, Dr. Harwood is entitled to 21 paid vacation days per 12-month period and reimbursement for reasonable expenses incurred by Dr. Harwood in performance of his duties and responsibilities as President and Chief Executive Officer of Africo.  In addition, Dr. Harwood is entitled to receive a benefits package which will reimburse him for medical and dental coverage for himself and his dependents, as well as for life, travel and international insurance.
Dr. Harwood has been granted options to purchase up to 250,000 Africo Shares at an exercise price of CDN$2.50, 125,000 of which vested on commencement of employment (and notwithstanding whether employment continues beyond the probationary period).  The remaining 125,000 options vest on May 31, 2007.  All options granted to Dr. Harwood terminate on April 1, 2011. In addition, options to purchase a further 750,000 CopperCo Common Shares are to be granted to Dr. Harwood should the CopperCo/Africo Financing complete in an amount of not less than CDN$75,000,000.  This grant of options to Dr. Harwood will be effective as of the date of commencement of trading of the CopperCo Common Shares on the TSX, for a term of five years, with an exercise price determined in accordance with the CopperCo Stock Option Plan.  375,000 of such options vest on the date of commencement of trading of the CopperCo Common Shares on the TSX and the remaining 375,000 will vest on the first anniversary thereof.  A cash bonus of CDN$200,000 will be paid to Dr. Harwood upon completion of the CopperCo/Africo Financing.
As a condition of his employment arrangement, Dr. Harwood has agreed to a non-compete arrangement that restricts him, for a period of 12 months from the date of termination of his employment, from being involved in any capacity in a competing business, the principal activities of which are conducted and the principal assets of which are located within the geographical area known as the DRC of mineral deposits, the principal value of which consists of copper and/or cobalt (excluding Oryx Mining and Exploration Ltd., a private company of which Mr. Harwood is a director).
Dr. Harwood may terminate the employment arrangement with Africo by giving at least one calendar month’s advance notice in writing to Africo.  Africo may waive such notice, in whole or in part, and if it does so, Dr. Harwood’s employment with Africo will cease on the date such notice is waived by Africo.  Africo may terminate the employment arrangement:
1.                      at its sole discretion without notice or pay in lieu of notice and without cause during the 60-day probationary period from May 31, 2006;
2.                      without notice, payment in lieu thereof or payment of severance of any kind for just cause; and
3.                      after the probationary period, at its sole discretion for any reason, without cause, upon providing Dr. Harwood six calendar months’ notice or, at Africo’s option, pay in lieu of notice equal to six months’ base salary as at the date of termination, together with all other payments or entitlements to which Dr. Harwood would be entitled pursuant to applicable employment or employment standards legislation.  After the first fully completed year of employment and each fully completed year thereafter, an additional one month’s notice or pay in lieu of such notice will be given by Africo to Dr. Harwood in the event of such termination.

Any pay in lieu of notice on termination will be calculated on the basis of Dr. Harwood’s annual base salary as of the date of notice of termination and will be provided in regular monthly instalments, subject to all deductions and withholdings required by law.  Pay in lieu of notice will also include a pro-rata portion of any bonus or other form of additional compensation for the year in which employment is terminated.  In addition, all options granted but not vested as at the date of termination shall vest immediately.  Dr. Harwood’s rights and entitlements under any performance bonus (except for rights and entitlements, if any, accrued up to the date of termination of employment and unpaid at the date of such termination) shall otherwise terminate effective as of the date of termination, or as at the date notice of termination is given, pay in lieu of notice is provided.
In the event of a change in control of Africo by way of a successful take-over bid, merger, amalgamation or reorganization pursuant to which ownership of more than 51% of the Africo Shares is acquired, if within six months thereafter Dr. Harwood’s employment is terminated, or within such six months Dr. Harwood elects to treat his employment as terminated, pay in lieu of notice equal to two years’ annual base salary as at the date of termination, together with pro-rated bonus, if any and all options granted but not vested as at the date of termination will vest immediately.  These change of control provisions do not apply to a change of control resulting from an initial public offering of Africo Shares or the implementation of the proposed Plan of Arrangement with Rubicon.
In the event of termination for cause, employment benefits will cease effective as of the date of termination and, in the event of termination without cause, will continue for a period of six months after the date of termination.
The employment agreement is not assignable by Dr. Harwood and the agreement shall not be assigned by Africo except in the event of a merger, consolidation, plan of arrangement, corporate restructuring or sale of substantially all of the assets of Africo, and only if the assignee agrees in writing with Dr. Harwood to perform the obligations of Africo under the agreement.
Compensation of Directors
CopperCo has no arrangements, standard or otherwise, pursuant to which directors are compensated by CopperCo for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments.
Directors who are also officers and receive a salary from Africo do not receive any remuneration from Africo for serving as a director, except for reimbursement of any out-of-pocket expenses incurred in acting as a director and participation in Africo’s stock option plan.  Directors who are not so employed receive remuneration from Africo in the amount of $2,500 per month.  Committee members do not receive any additional compensation per year for acting in their respective capacities as such.
For the year ended December 31, 2005, certain of the directors of Africo received aggregate cash compensation of $22,500 and were granted options to purchase an aggregate of 700,000 Africo Shares, at a price of $0.75 per share, for their services as directors of Africo.  The following table sets out details of incentive stock options granted by Africo to the directors during the fiscal year ended December 31, 2005.
Name	Number of Options Granted	Exercise Price	Expiry Date
David W. Adamson(3)	200,000	$0.75	June 6, 2010
William J. Cavalluzzo(1)	100,000	$0.75	June 6, 2010
Lukas Marthinus (Tinus) Maree(3)	100,000	$0.75	June 6, 2010
John Hendrik Swanepoel(2)	200,000(1)	$0.75	June 6, 2010
Chris Theodoropoulos(3)	100,000	$0.75	June 6, 2010

Notes:
(1)            Mr. Cavalluzzo ceased to be a director of Africo on June 30, 2006.
(2)            Mr. Swanepoel resigned as a director of Africo on January 8, 2006 and continues, as required, to consult to and on behalf of Africo.
(3)            Subsequent to year end, a further 100,000 options were granted to each of Messrs. Adamson, Maree and Theodoropoulos exercisable at a price of $2.50 per share for a five year period.
In addition:
1.                    John Swanepoel, a director of Africo from February 14, 2005 to January 8, 2006, was paid US$37,559 for services as a consultant during Africo’s most recently completed financial year ended December 31, 2005;
2.                    Africo has accrued an amount of US$6,435, payable to William J. Cavalluzzo, a former director of Africo, for services as a consultant to Africo during its 2005 fiscal year;
3.                    US$92,920 in consulting fees was paid by Africo to River Capital Partners Ltd., a private company of which Mr. Maree, a current director of Africo and CopperCo, is a shareholder and a director, for services rendered by Mr. Maree to Africo; and
4.                    US$83,571 in consulting fees was paid by Africo to 143 Investments Ltd., a private company controlled by Mr. Theodoropoulos, a current director of Africo and CopperCo, for services rendered by Mr. Theodoropoulos to Africo.
PROPOSED COPPERCO STOCK OPTION PLAN
General Description
On July 7, 2006, the Board of Directors of CopperCo and the Board of Directors of Rubicon approved a new “fixed number” stock option plan in a form compatible with the rules of the TSX (the “CopperCoPlan”), which is subject to acceptance by the TSX and approval by the Rubicon Disinterested Shareholders at the Meeting.  Under the CopperCo Plan, CopperCo is authorized to grant options entitling the holders to acquire such number of CopperCo Common Shares as is equal to 20% of the issued and outstanding capital of CopperCo as at the date of the initial listing of the CopperCo Common shares on a stock exchange.  Under the rules of the TSX, “fixed number” stock option plans are required, upon institution and when amended, to be approved by a majority of a listed issuer’s directors and, where required, the listed issuer’s Disinterested Shareholders.  Accordingly, Rubicon is requesting shareholder approval of the CopperCo Plan at the Meeting by its Disinterested Shareholders.  A copy of the CopperCo Plan may be requested from Rubicon by any Shareholder.
Outstanding Options
Upon completion of the Arrangement and assuming completion of the CopperCo/Africo Financing, it is expected that there will be stock options outstanding to purchase an aggregate of approximately 3,070,000 CopperCo Common Shares.  This number of options includes CopperCo Common Shares to be issued upon the exercise of the options granted by Africo and Rubicon, which will be exchanged for CopperCo Options under the Arrangement and rolled into the CopperCo Plan, including 750,000 CopperCo Options which CopperCo may grant to Dr. Harwood upon completion of the CopperCo/Africo Financing.  See “Information Concerning CopperCo After the Arrangement – Capitalization – Fully Diluted Share Capital” and “Information Concerning CopperCo After the Arrangement – Options to Purchase Securities”.

Purpose of the CopperCo Plan
The principal purposes of the CopperCo Plan are to provide CopperCo with the advantages of the incentive inherent in share ownership on the part of those persons responsible for the continued success of CopperCo; to create in those persons a proprietary interest in, and a greater concern for, the welfare and success of CopperCo; to encourage such persons to remain with CopperCo; and to attract new talent to CopperCo.  CopperCo does not intend to provide financial assistance to facilitate the purchase of common shares under the CopperCo Plan.
TSX Policies
The CopperCo Plan will be, administered by the Compensation Committee of the Board (the “CopperCoCommittee”).  The following is a brief description of the principal terms of the CopperCo Plan, which description is qualified in its entirety by the terms of the CopperCo Plan:
1.                    The aggregate number of CopperCo Common Shares reserved for issuance upon the exercise of options granted under the CopperCo Plan cannot exceed the number which is equal to 20% of the issued and outstanding CopperCo Common Shares at the time the CopperCo Common shares are listed on a stock exchange.
2.                    The exercise price of stock options, as determined by the CopperCo Committee, may not be less than the last closing price of the CopperCo Common Shares on the TSX immediately prior to the time of the grant of an option.
3.                    Stock options under the CopperCo Plan may be granted to:
(a)                 an executive officer, director or employee of CopperCo or an affiliate of CopperCo;
(b)                 a consultant (other than an employee or director of CopperCo) providing consulting, technical, management or other services to CopperCo, or a consultant company; and
(c)                 an employee of a corporation providing management services to CopperCo, which management services are required for the ongoing successful operation of the business enterprise of CopperCo but excluding a person engaged in investor relations activities.
4.                    The term for exercise of the options under the CopperCo Plan is a maximum of ten years from the date of grant.  Stock options may only be exercised until the earlier of the expiry date and a period not more than 90 days after the optionee ceases to be an employee, consultant, director, or executive officer of CopperCo or an affiliate, or such later date determined by the Board of Directors of CopperCo which can be no later than the original expiry date of such option.
5.                    The Board of Directors of CopperCo taking into account the recommendations of the CopperCo Committee, shall have the complete discretion to set the terms of any vesting schedule for each option granted, including the discretion to permit partial vesting in stage or percentage amounts based on the term of such option or to permit full vesting after a state or period of time has passed from the date of grant.
6.                    All options shall be non assignable and non transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws.  “Qualified Successor” means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death.  In the event of death of an optionee, such optionee’s options shall be exercisable by the Qualified Successor until the expiry of the term of the option.  If an optionee becomes disabled, such optionee’s options may be exercised by a guardian until the expiry of the term of the option.

7.                    If there is any change in the number of CopperCo Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the CopperCo Common Shares, the number of shares available under the CopperCo Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX.  If CopperCo amalgamates, merges or enters into a plan of arrangement with or into another corporation, the shares received on exercise of the options thereafter will reflect the shares that would have been received had the options been exercised immediately prior to the record date for the amalgamation, merger or plan of arrangement and the exercise price will be adjusted proportionately.  If a Change of Control (as defined in the CopperCo Plan) occurs, other than pursuant to the Arrangement, all options will become immediately exercisable.  If a bona fide takeover bid (as defined in the British Columbia Securities Act) is made for the CopperCo Common Shares, optionees will be entitled to exercise any options they hold to permit them to tender the shares received upon exercise of the options to the takeover bid.
8.                    The CopperCo Plan contains provisions which require shareholder approval or, where required, approval by CopperCo’s Disinterested Shareholders, to: (i) increase the aggregate number of CopperCo Common Shares which may be issued under the CopperCo Plan, (ii) materially modify the requirements as to the eligibility for participation in the CopperCo Plan which would have the potential of broadening or increasing insider participation; and (iii) materially increase the benefits accruing to participants under the CopperCo Plan.  However, the CopperCo Plan may be amended by the Board of Directors of CopperCo without shareholder approval in order to comply with the requirements of any applicable regulatory authority and to make amendments of a housekeeping nature to the CopperCo Plan.
9.                    Notwithstanding the date of expiration of the term of an option, the date of expiration of the term of an option will be adjusted, without being subject to the Board of Directors of CopperCo or CopperCo Committee’s discretion, to take into account any black out period imposed on the optionee by CopperCo as follows: (i) if the term expiration date falls within a black out period imposed on the optionee by CopperCo, then the term expiration date is extended to the close of business on the 10th business day after the end of such black out period by CopperCo (the “Black Out Expiration Term”); or (ii) if the term expiration date falls within two business days after the end of a black out period imposed on the optionee by CopperCo, then the term expiration date is extended to the date which is the Black Out Expiration Term reduced by the number of business days between the term expiration date and the end of such black out period.
The Disinterested Shareholders of Rubicon will be asked at the Meeting to approve the CopperCo Plan Resolution in substantially the form set out on Schedule G attached to this Circular.  In this regard, a total of 3,105,996 Rubicon Common Shares will be withheld from voting at the Meeting, which include Rubicon Common Shares held by Rubicon’s Disinterested Shareholders and the directors, senior officers and their associates of CopperCo.  If the Plan is not approved by the Disinterested Shareholders of Rubicon, CopperCo will not be in a position to offer increased incentives to its current or future directors, officers, employees and independent consultants.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF COPPERCO
No director or executive officer of CopperCo or associate or affiliate of any such director or executive officer, is or has been indebted to CopperCo during the period from incorporation to the date of this Circular.
LISTING APPLICATION
An application has been be made to have the CopperCo Common Shares listed for trading on the TSX as soon as possible after the Effective Date.  Listing will be subject CopperCo fulfilling all the original listing requirements of the TSX.  There are no assurances as to if, or when, the CopperCo Common Shares will be listed or traded on the TSX indicated above.  See “Information Concerning CopperCo After the Arrangement - Risk Factors” below and Schedule “M” – Risk Factors.

RISK FACTORS
In evaluating the Arrangement, shareholders and investors should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to CopperCo after the Effective Date.  See Schedule “M” – Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Circular.  In addition, the following risk factors associated with the business to be carried out by CopperCo should be reviewed.  These risk factors assume the completion of the Arrangement, which is conditional upon completion of the CopperCo/Africo Financing, and that Africo will be a wholly-owned subsidiary of CopperCo.
Exploration, Development and Operating Risk
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. There is no certainty that the expenditures to be made by CopperCo or Africo towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; currency exchange rates, which are volatile; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in CopperCo not receiving an adequate return on invested capital.
CopperCo’s activities will be primarily directed towards the exploration for and development of mineral deposits.  Exploration programs entail risks relating to the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals, and the timely completion of capital projects, including the construction of mining and processing facilities at mining sites. Major expenses will be required to establish reserves by drilling and to construct mining and processing facilities at a particular site.
Mining operations generally involve a high degree of risk. Although Africo does not yet operate a mine on the Kalukundi Property, it or CopperCo intends to develop a mine as indicated in the Kalukundi Report. Such operations are subject to all the hazards and risks normally encountered in the exploration, development and production of copper, zinc, gold and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.
Mining and Development Plan
Although Africo has received the Feasibility Study from its consultants, Africo’s Board of Directors has made no positive production decision in regards to this Feasibility Study or with respect to the Kalukundi Project and may elect to modify, expand or otherwise embark on a different course of action regarding the Kalukundi Project depending, among other things, the amount of capital it raises and the development plan that it ultimately undertakes.

Capital Requirements and Potential Dilution
CopperCo will require significant equity capital and debt financing in order to fund its operating costs, to service future indebtedness that may be incurred and to carry out plans to develop its existing and future projects. There is no assurance that the contemplated CopperCo/Africo Financing will be completed, in part or at all. CopperCo currently has no revenues and, until production begins on the Kalukundi Property, is wholly reliant upon external financing to fund all of its capital requirements. In addition to the contemplated CopperCo/Africo Financing, CopperCo will require additional equity and debt financing from external sources to meet such requirements. There can be no assurance that such additional financing will be available to CopperCo or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of CopperCo, the interests of shareholders in the net assets of CopperCo may be significantly diluted. Any failure of CopperCo to obtain required financing on acceptable terms could have a material adverse effect on CopperCo’s financial condition, results of operations and liquidity and may require CopperCo to cancel or postpone planned capital investments.
Tax Consequences
The completion of the Arrangement is subject to, among other things, Rubicon obtaining the Tax Ruling from the Canada Revenue Agency (the “CRA”) in form and substance satisfactory to Rubicon and Africo, with respect to certain income tax consequences of the Arrangement.  There may be disagreements with the CRA with respect to certain tax consequences associated with the Arrangement.  There can be no assurance that the Tax Ruling will be obtained or that it will be satisfactory to Africo.  Africo Shareholders should consult their own tax and legal advisors for advice with respect to the income tax and other consequences associated with their acquisition of securities under the Arrangement.
Insurance and Uninsured Risks
CopperCo’s business will be subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to CopperCo’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability. Although CopperCo will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. In addition, CopperCo may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against political risk, and risks such as environmental pollution or other hazards as a result of exploration and production, is not generally available to CopperCo or to other companies in the mining industry on acceptable terms. Losses from these events may cause CopperCo to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Environmental Risks and Hazards
All phases of CopperCo’s operations will be subject to environmental regulation in the various jurisdictions in which it intends to operate. These regulations will mandate, among other things, the maintenance of air and water quality standards and land reclamation and relocation of people. They will also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect CopperCo’s operations.  There is also no assurance that CopperCo will be able to effect any required relocation of people in order to develop the Kalukundi Property.

Environmental hazards may exist on the properties on which CopperCo holds interests, which are unknown to CopperCo at present and which have been caused by previous or existing owners or operators of the properties. There can be no assurance that these hazards, if any exist, will not be CopperCo’s responsibility and, consequently, may adversely affect CopperCo’s operations.
Government Regulation
CopperCo’s mineral exploration and planned development activities will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Government approvals and permits are currently, and may in the future be, required in connection with CopperCo’s operations. To the extent such approvals are required and not obtained, CopperCo may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on CopperCo and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.
Commodity Prices
The development and success of CopperCo’s projects will be primarily dependent on the future price of base and precious metals and for copper and cobalt in particular. Commodity prices are subject to significant fluctuation and are affected by a number of factors that are beyond the control of CopperCo. Such factors include, but are not limited to, the sale or purchase of base or precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar (the currency in which resource prices generally are quoted) and other currencies, global and regional supply and demand, speculative trading, the overall level of forward commodity sales, international or regional political and economic events or trends and the political and economic conditions of major producing countries throughout the world. The price of base and precious metals has fluctuated widely in recent years, and future serious price declines could cause the continued development of and commercial production from CopperCo’s properties to be impracticable. Depending on the price of base and precious metals, projected cash flows from planned mining operations may not be sufficient and CopperCo could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from CopperCo’s mining properties is dependent on commodity prices that are adequate to make these properties economic.
In addition to adversely affecting CopperCo’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the Kalukundi Property is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

No Assurance of Titles, Boundaries or Water Rights
Title to the Kalukundi Property in the name of Swanmines may be challenged or impugned and may be subject to prior unregistered agreements, transfers or claims. In addition, CopperCo may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.  CopperCo will take reasonable steps to attempt to ensure that proper title to the Kalukundi Property held by Swanmines has been obtained and that all grants of mineral rights for its properties have been registered in the appropriate deeds offices. There is no guarantee that title to such mineral project and permits held by Swanmines will not be challenged or impugned.  Despite the due diligence conducted by CopperCo, the records in the DRC are incomplete and there can be no assurance that Swanmines’, and therefore Africo’s, interest in such mineral project and permits will not be subject to challenge. There are risks associated with enforceability of various agreements made with entities controlled by the government of the DRC government, such as the Swanmines Agreement.
CopperCo and Africo require licences and permits in order to access each of its mineral projects and anticipate that they will need the ready availability of water if any of its mineral projects become operational. Management believes that Africo’s current surface rights and water rights are sufficient to carry on the activities of Africo’s current work program. However, the need may arise for CopperCo to purchase or lease additional surface rights or obtain additional water rights in order to further explore and develop a particular mineral property, and its ability to further explore or develop such property may be dependent upon CopperCo’s ability to secure such additional surface or water rights that may be required.
Competition
The mining industry is competitive in all of its phases. CopperCo will face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than CopperCo. As a result of this competition, CopperCo may be unable to maintain or acquire additional attractive mining properties on terms it considers acceptable or at all. Consequently, CopperCo’s revenues, operations and financial condition could be materially adversely affected.
Foreign Investments and Operations
Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment. There can be no assurance that the government of the DRC will not institute regulatory policies that adversely affect the exploration and development on the Kalukundi Property. Any changes in regulations or shifts in political conditions in these countries are beyond the control of CopperCo and may adversely affect its business. Investors should assess the political and regulatory risks related to CopperCo’s foreign country investments. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.
Currency Risks
The proceeds from the CopperCo/Africo Financing may be received in Canadian dollars, while a significant portion of its operating expenses will be incurred in Congolese francs, United States dollars and other foreign currencies. From time to time, CopperCo may borrow funds and will incur capital expenditures that are denominated in foreign currency. In addition, any revenue generated from operations may be in United States dollars. Accordingly, foreign currency fluctuations may adversely affect CopperCo’s financial position and operating results.

Dependence on Qualified Personnel
CopperCo’s success will depend to a significant degree upon the contributions of qualified technical personnel and its ability to attract and retain highly skilled personnel in the DRC and elsewhere. Competition for such personnel in the mining industry is intense, and CopperCo may not be successful in attracting and retaining qualified personnel locally or in obtaining the necessary work permits to hire qualified expatriates. Its inability to do so in the future may seriously harm its business and results of operations.  Additionally, CopperCo will depend on its key management for the operation of its day-to-day activities and personal connections and relationships of its key management are important to the conduct of its business.  If CopperCo were to lose a member of its key management, its business and results of operations might be adversely affected.
Increased Labour Costs
Wages and related labour and consulting costs account for a large portion of CopperCo’s costs. Accordingly, CopperCo’s costs may be materially affected by increases in wages and related labour and consulting costs.
Conflicts of Interest
The directors and officers of CopperCo will not be devoting all of their time to the affairs of CopperCo.  The directors and officers of CopperCo are directors and officers of other companies, some of which are in the same business as CopperCo. The directors and officers of CopperCo are required by law to act in the best interests of CopperCo.  They have the same obligations to the other companies in respect of which they act as directors and officers.  Discharge by the directors and officers of their obligations to CopperCo may result in a breach of their obligations to the other companies, and in certain circumstances this could expose CopperCo to liability to those companies.  Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of CopperCo.  Such conflicting legal obligations may expose CopperCo to liability to others and impair its ability to achieve its business objectives.
Requirement for Permits and Licences
The operations of CopperCo will require licences, permits and in some cases renewals of existing licences and permits from various governmental authorities. Management believes that Africo currently holds or has applied for certain of the necessary licences and permits to carry on the activities that it is currently conducting under applicable laws and regulations in respect of its properties, and also believes that Africo is complying in all material respects with the terms of such licences and permits. However, CopperCo’s ability to obtain, sustain or renew such licences and permits or obtain all other required licences or permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable governmental authorities.
Risk of Expropriation and Enforceability of Contracts with Government, Parastatal Organizations or Joint Venture Partners
It is possible that the current system of exploration and mine permitting in the DRC may change, resulting in expropriation of CopperCo’s properties without adequate compensation. In addition, there is a possibility that CopperCo’s agreements with governments, parastatal organizations or joint venture partners may be unenforceable against these parties. While the risk may appear remote at this time, this risk should not be discounted.
Future Mining Operations
There is no assurance that CopperCo will produce revenue, operate profitably or provide a return on investment in the future from mining operations.

Lack of Infrastructure in the DRC
Transportation and service infrastructure in the DRC are sub-standard due largely to the recent civil war. The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may be subject to delays that adversely affect the ability of CopperCo to proceed with the Kalukundi Project in the country in a timely manner. Failure in electrical power and shortages of the supply of diesel, mechanical parts and other items required for CopperCo’s operations occur frequently in the country. Extended periods without electricity or other necessary elements required to support its operations could have an adverse effect on CopperCo’s business, operating results and financial condition.  Administrative delays with government agencies in the DRC could also further delay the progress of the Kalukundi Property. CopperCo’s interests in the DRC will be accessed over lands that may be subject to the interests of third parties. CopperCo’s business and operations may be materially adversely affected in the event that it is unable to access its mineral interests, is delayed in accessing these interests or is in any way inhibited in carrying out its operational activities. Favourable prospects for the national economy now depend upon the maintenance of domestic peace and the continued receipt of substantial foreign aid to supplement government revenues.
Political Stability
CopperCo’s projects in the DRC may be subject to the effects of political changes, war and civil conflict, changes in government policy, illegal mining activities, lack of law enforcement and labour unrest and the creation of new laws. These changes (which may include new or modified taxes or other government levies as well as other legislation) may impact the profitability and viability of its properties. The DRC is an impoverished country with physical and institutional infrastructure that is in a debilitated condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for CopperCo and its operations. Moreover, the northeast region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. The effect of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the exploration, development and mining operations at those projects. Any such changes are beyond the control of CopperCo and may adversely affect its business.
Effects of Inflation on Results of Operations
The DRC has historically experienced relatively high rates of inflation.
Health Risks
HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa. HIV/AIDS, malaria and other diseases are a major healthcare challenge faced by CopperCo’s operations in the DRC. There can be no assurance that CopperCo will not lose members of its workforce or workforce man-hours or incur increased medical costs as a result of these high health risks, which may have a material adverse effect on CopperCo’s operations.
Limited Business History
Africo has only recently commenced operations and CopperCo was only recently incorporated and neither has a history of any operating earnings.  The likelihood of success of CopperCo and Africo must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business.  As of the date of this Circular, CopperCo and Africo have limited financial resources and there is no assurance that additional funding will be available for further operations or to fulfil obligations under applicable agreements.  There is no assurance that CopperCo and/or Africo can generate revenues, operate profitably, or provide a return on investment, or that they will successfully implement their plans.

Option to Acquire H&J
Although Africo has an option to acquire the remaining shares in H&J that it does not presently own, there can be no assurance that Africo will be able to raise the requisite funds to acquire the remaining H&J Shares.  In addition, even if Africo pays the remainder of the funds required to the Sellers under the H&J Agreement, there is the possibility that such Sellers may withhold or delay transferring title to the remaining H&J Shares to Africo.  See “Information Concerning CopperCo After the Arrangement – Legal Proceedings”.
Fluctuation in Market Value of the CopperCo Common Shares
There is currently no market for the CopperCo Common Shares and there can be no assurance that an active market will develop or be sustained after the Effective Date of the Arrangement.  The lack of an active public market could have a material adverse effect on the price of the CopperCo Common Shares.
The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the future market price of the CopperCo Common Shares on any stock exchange cannot be predicted.
PROMOTERS
Rubicon is the promoter of CopperCo within the meaning of applicable securities legislation, by virtue of having taken the initiative in founding CopperCo.
LEGAL PROCEEDINGS
Except as disclosed below, CopperCo and Africo are not parties to any material legal proceedings and are not aware of any such proceedings known to be contemplated.
Pursuant to the H&J Agreement described under “Description and General Development of the Business of CopperCo – Material Property”, Africo has made the necessary payments under the H&J Agreement to earn a 48% interest in H&J.  Due to an internal dispute between the Sellers under the H&J Agreement, one of the Sellers, Lymnokyknos Holdings Ltd. (“LHL”), has refused to transfer to Africo 6% of the H&J Shares registered in its name (the “LHL Shares”).  Africo obtained a judgement in the High Court of Lubumbashi in the DRC on June 17, 2006, which ordered that Africo is entitled to have the LHL Shares transferred to it pursuant to the H&J Agreement.  LHL has provided notice that it disputes the judgement.  Africo believes this notice is without merit and will continue its efforts to enforce the judgement.  Africo intends to use the proceeds of the Bridge Loan or the CopperCo/Africo Financing to make all further payments under the H&J Agreement to acquire a 100% interest in H&J.  See also “Information Concerning CopperCo After the Arrangement - Risk Factors”.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as described elsewhere in this Circular, no current or proposed director, officer, principal shareholder or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected or will materially affect CopperCo.

AUDITOR, REGISTRAR AND TRANSFER AGENT
CopperCo’s auditor is De Visser Gray, Chartered Accountants, of Suite 401, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.  Following the Arrangement, CopperCo intends to appoint PriceWaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia V6C 3S7 as its auditor.
The registrar and transfer agent for CopperCo is Computershare Investor Services Inc. of 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9. The register of transfers of the CopperCo Common Shares is located in Vancouver, British Columbia.
MATERIAL CONTRACTS
The following are the material contracts of CopperCo and Africo other than those entered into in the ordinary course of business, that have been entered into within two years before the date of the Circular, which CopperCo or Africo is a party, directly or indirectly.
1.                    The Arrangement Agreement.  See “The Arrangement” in the Circular.
2.                    The Swanmines Agreement and the various amendments.  See “Description and General Development of the Business of CopperCo – Material Property”.
3.                    The H&J Agreement.  See “Description and General Development of the Business of CopperCo – Material Property”.
The material contracts described above may be inspected at the head office of CopperCo at Suite 1540 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, during normal business hours prior to the Meeting and for a period of 60 days thereafter.
OTHER MATERIAL FACTS
There are no other material facts other than as disclosed herein.